Exhibit 99.1

Paracatu Mine

State of Minas Gerais, Brazil

National Instrument 43-101 Technical Report

Prepared for:

Kinross Gold Corporation

Prepared by:

Kinross Gold Corporation

Effective Date: December 31, 2025

Report Date: March 26, 2026

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Contents

1.	SUMMARY		1
	1.1	Executive Summary	1
	1.2	Technical Summary	2

2.	INTRODUCTION		11
	2.1	Qualified Person	11
	2.2	Information Sources	12
	2.3	Effective Dates	12
	2.4	List of Abbreviations	13
	2.5	List of Acronyms	14

3.	RELIANCE ON OTHER EXPERTS		16

4.	PROPERTY DESCRIPTION AND LOCATION		17
	4.1	Location	17
	4.2	Mineral Tenure	17
	4.3	Mineral Rights in Brazil	21
	4.4	Royalties and Other Encumbrances	22
	4.5	Permitting	22

5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY		23
	5.1	Accessibility	23
	5.2	Climate	23
	5.3	Local Resources and Infrastructure	23
	5.4	Physiography and Environment	23

6.	HISTORY		24
	6.1	Prior Ownership	24
	6.2	Exploration and Development History	24
	6.3	Historical Resource Estimates	25
	6.4	Past Production	26

7.	GEOLOGICAL SETTING		28
	7.1	Regional Geology	28
	7.2	Local Geology	30
	7.3	Property Geology	32
	7.4	Mineralization	36

8.	DEPOSIT TYPES		39

9.	EXPLORATION		41
	9.1	Mining Leases	41
	9.2	Exploration Licences	41

10.	DRILLING		42
	10.1	Drilling Programs	42
	10.2	Logging Procedures	45
	10.3	Collar Surveys	45
	10.4	Downhole Surveys	45
	10.5	Core Recovery	46

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Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

	10.6	Comments on Drill Programs	46

11.	SAMPLE PREPARATION, ANALYSES, AND SECURITY		47
	11.1	Sampling Methods	47
	11.2	Sample Preparation and Analysis	47
	11.3	Sample Security	51
	11.4	Quality Assurance and Quality Control	53
	11.5	Bulk Density	62
	11.6	Conclusions and Recommendations	62

12.	DATA VERIFICATION		63

13.	MINERAL PROCESSING AND METALLURGICAL TESTING		65
	13.1	Introduction	65
	13.2	Samples and Procedures	65
	13.3	Mineralogical Characterization	66
	13.4	Particle Size and Liberation	68
	13.5	Associations and Textures	69
	13.6	Gold Characteristics in Clay Zones	70
	13.7	Gravity and Heavy Liquid Separation Tests	72
	13.8	BWI and Throughput Model	74
	13.9	Geometallurgical Considerations – Clay Behaviour	74
	13.10	Metallurgical Implications	80
	13.11	Past Production	80
	13.12	Deleterious Elements	81
	13.13	Conclusions	82

14.	MINERAL RESOURCE ESTIMATE		83
	14.1	Summary of Mineral Resources	83
	14.2	Comparison to Previous Estimate	86
	14.3	Mineral Resource Cut-off Grades	87
	14.4	Resource Database	87
	14.5	Geological Model and Estimation Domains	88
	14.6	Statistical Analysis and Compositing	95
	14.7	Variography and Continuity Analysis	102
	14.8	Block Model	106
	14.9	Estimation Methodology	107
	14.10	Classification	111
	14.11	Mineral Resource Validation	113
	14.12	Reconciliation	119

15.	MINERAL RESERVE ESTIMATE		121
	15.1	Pit Optimization	121
	15.2	Cut-Off Grade	123
	15.3	Surface Constraints	125
	15.4	Final Pit	125

16.	MINING METHODS		128
	16.1	Mining Operations	128
	16.2	Mine Design	128
	16.3	Geotechnical Considerations	132
	16.4	Production Schedule	134
	16.5	Waste Rock	136

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Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

	16.6	Equipment	139
	16.7	Personnel Requirements	139

17.	RECOVERY METHODS		140
	17.1	Processing Overview	140
	17.2	ROM Crusher	140
	17.3	Plant I	141
	17.4	Plant II	144
	17.5	Hydrometallurgy	148

18.	PROJECT INFRASTRUCTURE		154
	18.1	Access	156
	18.2	Power	156
	18.3	Water	158
	18.4	Tailings	158

19.	MARKET STUDIES AND CONTRACTS		161

20.	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT		162
	20.1	Environmental Studies and Management	162
	20.2	Environmental Licensing and Permitting	176
	20.3	Social and Community-Related Requirements	182
	20.4	Mine Closure Requirements and Costs	187

21.	CAPITAL AND OPERATING COSTS		192
	21.1	Capital Costs	192
	21.2	Operating Costs	194

22.	ECONOMIC ANALYSIS		198

23.	ADJACENT PROPERTIES		199

24.	OTHER RELEVANT DATA AND INFORMATION		200

25.	INTERPRETATION AND CONCLUSIONS		201

26.	RECOMMENDATIONS		202

27.	REFERENCES		203

28.	DATE AND SIGNATURE PAGE		206

29.	CERTIFICATE OF QUALIFIED PERSON		208
	29.1	Nicos Pfeiffer	208
	29.2	Agung Prawasono	210
	29.3	Yves Breau	212
	29.4	Graham Long	214
	29.5	Jacob Brown	216
	29.6	Mark Hannay	218

30.	Appendix 1		220
	30.1	Paracatu Mineral Tenure	220

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Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Tables

Table 1-1: Paracatu Mineral Resource estimate as at December 31, 2025	5
Table 1-2: Proven and Probable Mineral Reserves – December 31, 2025	6
Table 1-3: Operating cost estimate for LOM (January 1, 2026	10
Table 2-1: Qualified Persons and their responsibilities	11
Table 4-1: Paracatu mineral rights summary	18
Table 6-1: Paracatu historical drilling	25
Table 6-2: Paracatu life of mine production summary	27
Table 10-1: Drill hole database summary	43
Table 11-1: Short-term and long-term material description	52
Table 11-2: CRM performance summary – 2020 to 2025	56
Table 11-3: External check assay results by year	60
Table 13-1: Mineralogical composition by size fraction	67
Table 13-2: Liberation degree considering different sulphide fractions in particles (Total +0.010 mm)	69
Table 13-3: Heavy liquid separation tests	73
Table 13-4: Past production	81
Table 14-1: Paracatu Mineral Resource estimate as at December 31, 2025	84
Table 14-2: Year over year changes to the Exclusive Mineral Resources	86
Table 14-3: Cut-off grade inputs and assumptions	87
Table 14-4: Estimation domain description	89
Table 14-5: Selected capped and uncapped gold statistics by domain	95
Table 14-6: Gold domain variogram models	104
Table 14-7: Block model dimensions	106
Table 14-8: Block model variable description	106
Table 14-9: Gold estimation parameters	108
Table 14-10: Density estimation parameters	109
Table 14-11: Sulphur estimation parameters	109
Table 14-12: Gold composite versus block model by domains	114
Table 14-13: Kinross guidelines for reconciliation	120
Table 14-14: 2023 to 2025 reconciliation	120
Table 15-1: Proven and Probable Mineral Reserves – December 31, 2025	121
Table 15-2: Pit optimization parameters	122
Table 15-3: Mineral Reserve cut-off grade calculation	123
Table 15-4: Mining costs	124
Table 16-1: Grade and tonnage values in the design pit	129
Table 16-2: Pit slope angles used in open pit mine optimization and design	132
Table 16-3: Paracatu LOM mining schedule	134
Table 16-4: Paracatu LOM processing schedule	135
Table 16-5: Current Paracatu mine equipment	139
Table 20-1: Main environmental permits and approvals	179
Table 20-2: Water Licences	180
Table 20-3: Conceptual closure planning	189
Table 21-1: Capital estimate for LOM (January 1, 2026 forward)	192
Table 21-2: Annual non-sustaining capital cost estimate (January 1, 2026)	192

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Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Table 21-3: Annual sustaining capital costs (January 1, 2026)	193
Table 21-4: Average operating cost estimate for LOM (January 1, 2026 forward)	195
Table 21-5: Unit operating costs over the LOM	195
Table 21-6: Total operating costs over the LOM	196
Table 21-7: Basis of estimate – operating costs	196
Table 30-1: Paracatu mineral tenure list	220

Figures

Figure 4-1: Location map	19
Figure 4-2: Paracatu mining and exploration claim map	20
Figure 6-1: Paracatu Mine annual production	26
Figure 7-1: Simplified geology of the Brasilia Fold Belt	29
Figure 7-2: Local geology	31
Figure 7-3: Stratigraphic column	32
Figure 7-4: Property geology of the Paracatu deposit	34
Figure 7-5: Schematic weathering profile and correlation with core	35
Figure 7-6: Mineralization types and veins, sulphides and boudin morphology	37
Figure 8-1: Schematic diagrams illustrating the proposed mechanism of formation of the Morro do Ouro deposit	40
Figure 10-1: Drill rig operated by KBM team in pit area	42
Figure 10-2: Plan view of Paracatu Mine showing existing drill hole collars relative to December 2025 pit topography	44
Figure 11-1: Flowchart of Geology sample preparation – DDH	49
Figure 11-2: Flowchart of Geology sample preparation – blast hole	51
Figure 11-3: Flowchart of long-term sample preparation, analysis, and quality control protocols	54
Figure 11-4: Gold control chart for CRM G908-1 (2020-2025)	57
Figure 11-5: Gold control chart for CRM 310-3 (2024-2025)	57
Figure 11-6: Gold control chart for CRM G923-8 (2024-2025)	58
Figure 11-7: Gold coarse blank sample performance	59
Figure 11-8: Gold field duplicate precision control charts (2020–2024)	60
Figure 11-9: Check assay verification – KBM (primary) vs ALS (secondary), 2018–2022	61
Figure 13-1: Experimental flowchart	66
Figure 13-2: Mineral composition chart	68
Figure 13-3: Sulphide liberation spectra (area and perimeter %)	69
Figure 13-4: Distribution of association types	70
Figure 13-5: Size distribution of gold grains	71
Figure 13-6: Accessibility classification chart	72
Figure 13-7: Preliminary clay mapping results	76
Figure 13-8: Kaolinite comparison between XRD and Spectral geology data	77
Figure 13-9: KaDiWtM index classification	78
Figure 13-10: Bench-scale clay classification (Phase 11)	79
Figure 14-1: Mineral Resources exclusive of Mineral Reserves	85
Figure 14-2: Cross section of new domain definition for gold estimation	90
Figure 14-3: Vertical Section showing SW side of weathering profile	92

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Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Figure 14-4: Quartzite model showing remnant lens locations within reserve pit shell	94
Figure 14-5: Grouped histogram of gold raw data and 6 m composites	96
Figure 14-6: Oblique view of drill hole sulphur samples	98
Figure 14-7: Log-scale histogram of sulphur composite values	99
Figure 14-8: Spatial distribution of the ANC variable	101
Figure 14-9: Sample data flattening procedure for use in variography	103
Figure 14-10: Experimental and modelled directional variograms	105
Figure 14-11: BWI values within Resource Pit	110
Figure 14-12: In situ Mineral Resource classification – plan view and cross section	112
Figure 14-13: Histogram and cumulative distribution comparing 6 m composites and final estimated block grade by domain	114
Figure 14-14: Visual comparison between 6 m composite and estimated block model for all gold domains	115
Figure 14-15: Scatter distribution comparing Au NN and Au OK block model by domains	116
Figure 14-16: Swath plot comparison of gold grades (final block, NN, composite) for all domains	117
Figure 14-17: Grade-Tonnage Curve of updated NN, final gold grades, and previous (2024) block grades within Resource Shell	118
Figure 14-18: Reconciliation factors from in situ ore to final plant production	119
Figure 15-1: Surface constraints	126
Figure 15-2: Final pit	127
Figure 16-1: Typical haul road profile	130
Figure 16-2: Mining phases	131
Figure 16-3: Slope regions in Paracatu pit	133
Figure 16-4: Final configuration of the waste dumps	138
Figure 17-1: Paracatu general flowsheet	140
Figure 17-2: Plant I flowsheet	142
Figure 17-3: Plant II layout	145
Figure 17-4: Hydrometallurgy flowsheet	150
Figure 18-1: Site infrastructure	155
Figure 18-2: Kinross-owned hydroelectric generating stations	157
Figure 20-1: Surface water monitoring points	172
Figure 20-2: Groundwater monitoring points	173
Figure 20-3: Communities close to the Mine	183
Figure 20-4: Traditional communities in rural areas	184

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Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

1.	SUMMARY

1.1	Executive Summary

Kinross Gold Corporation (Kinross) has prepared a Technical Report (the Technical Report) for the wholly-owned and operated Paracatu Mine (Paracatu, the Mine or the Project), located in the northwestern region of the state of Minas Gerais, Brazil.

The purpose of this Technical Report is to support disclosure of Mineral Resources and Mineral Reserves for the Mine with an effective date of December 31, 2025. The Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

Kinross Brasil Mineração S.A. (KBM or the Company) is Kinross’ operating entity for Paracatu. KBM was previously known as Rio Paracatu Mineração S.A. (RPM), before the name was changed in 2010.

Paracatu is a large open pit gold mine located in the Minas Gerais region of Brazil. Operations include conventional shovel/truck open pit mining, tailings reprocessing operations, and two process plants with extraction of gold using gravity/flotation/carbon-in-leach (CIL) recovery processes. Since production started in 1987, the Mine has produced 12.3 million ounces (Moz) of gold as of the end of 2025.

Conclusions

•	Paracatu is viewed as a long-term strategic asset for Kinross.
•	The Morro do Ouro deposit is a metamorphic gold system with finely disseminated gold mineralization hosted within metasedimentary rocks.
•	There is a good understanding of the geology and the nature of gold mineralization at the Project. The model represents the support data well, and is developed using appropriate resolution.
•	The Mineral Resource estimate is of sufficient quality to support public disclosure and has been prepared using best practice guidelines.
•	The current Mineral Reserves support the life of mine (LOM) until 2034.
•	The mining operation demonstrates a high level of maturity, with well-established processes for reserve estimation, mine design, and production planning. The methodologies applied (e.g., Deswik scheduling, NPV optimization) are consistent with industry best practices.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

•	The integration of updated mineralogical data, real-time clay classification, and continuous hardness monitoring establishes a robust framework for optimizing the Paracatu processing circuit. These measures improve recovery, reduce variability, and support long-term operational efficiency.
•	KBM maintains consistent social engagement efforts and implements projects in line with community needs.
•	KBM conducts regular water quality and acid rock drainage management practice reviews, with the assistance of third-party specialists. KBM regularly conducts follow-up test work and updates the operation’s practices in accordance with the findings of these reviews.

Recommendations

1.	Continue to evaluate opportunities to strategically stockpile lower-grade material and optimize processing schedules under scenarios of higher metal prices, aiming to support Mineral Reserve growth and extend the LOM without lowering cut-off grades.
2.	Investigate the significant resource base given elevated metal prices.
3.	Continue maintaining the environmental and social management systems and procedures to comply with legal requirements and update the closure plan as needed.
4.	Continue social engagement and projects in line with community needs.
5.	Continue to conduct regular water quality and acid rock drainage management practice reviews and implement improvements to water quality management practices in alignment with the recommendations compiled during these reviews.

1.2	Technical Summary

Property Description, Location and Land Tenure

The Paracatu property is located in the northwestern region of the Brazilian state of Minas Gerais approximately 230 km southeast of the national capital Brasilia and 480 km northwest of the state capital Belo Horizonte. The Project consists of five mining leases merged into one mining group totalling 1,917 ha. In addition, KBM holds title to 84 exploration permits totalling approximately 117,628 ha, has two exploration permits in renewal totalling 1,778 ha, and has applications for an additional seven permits (exploration permit and mining lease applications) totalling approximately 2,483 ha. The Project comprises an open pit mine as well as processing plants, tailings storage facilities, and associated infrastructure. The property is easily accessible by road from the nearby municipality of Paracatu. It is centred at approximately 17°13’15”S latitude and 46°52’30”W longitude.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Kinross first acquired a 49% interest in the Project upon completion of the merger with TVX Gold Inc. (TVX) and Echo Bay Mines Ltd. (Echo Bay) on January 31, 2003. On December 31, 2004, Kinross purchased the remaining 51% interest in the Mine from Rio Tinto for US$260 million. Kinross’ interest in the property is subject to a royalty of 1.5% of net sales of gold due to Agencia Nacional de Mineração (ANM), and an additional royalty of 0.75% is due to the holders of surface rights in the Mine area not already owned by Kinross.

History

The mining history of the Paracatu region extends back to the 18th century. Beginning in 1970, Paracatu attracted some attention from mineral exploration companies looking for lead and zinc deposits in the area. In 1984, Riofinex do Brasil (Riofinex) embarked on a surface exploration program that focused on the oxidized and weathered horizons of the Morro do Ouro area. Production at Paracatu commenced in October 1987 with the treatment of oxidized and highly weathered ore. The first gold bar was poured in December 1987. As a result of a series of expansion projects, the design capacity has increased to its current nominal throughput of 61 million tonnes per annum (Mt/a) run of mine (ROM) ore. Total production as of the end of 2025 is 12.3 Moz of gold.

Geology and Mineralization

The Paracatu property is hosted within the Brasília Belt, a north-south trending Neoproterozoic belt that extends along the western side of the São Francisco-Congo Craton. Sedimentary units are mostly preserved in the northern part of the belt, whereas in the southern part where Paracatu is located, there is intense deformation and metamorphism, and contacts between metasedimentary units are primarily tectonic. A series of east-northeast trending thrust faults is developed extensively along the belt. Metamorphic grade increases towards the west as the thickness of the fold belt increases. The timing of deformation is estimated at 800 Ma to 600 Ma, which coincides with the Brasiliano orogenic cycle.

The host phyllites of the Paracatu formation feature well-developed quartz boudins and associated sulphide mineralization. Sericite minerals are common, likely as a result of extensive metamorphic alteration of the host rocks. Primary sedimentary features and bedding planes are easily recognizable, but are intensively deformed by thrusting, particularly along bedding planes, and the development of sigmoidal and boudinage structures.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

The mineralization at Paracatu exhibits distinct mineralogical zoning with the arsenopyrite content increasing towards the centre and west and in the zones of intense deformation. Gold grade increases with increasing arsenopyrite content. Pyrrhotite occurs in the western part of the deposit and gold grades are elevated where higher pyrrhotite content is observed. The deposit formation model proposed for Paracatu suggests that gold and arsenopyrite were introduced concurrently during the deformation event. Gold occurs either as free gold or electrum. The central part of the deposit contains a high amount of boudins, whereas along the margins fewer boudins are present. The boudins in general contain more than 90% of the sulphides and gold.

Exploration

Since Kinross acquired the Project in 2003, exploration efforts have been focused primarily on the main mining area. Exploration outside of the immediate mine area was initiated in 2006. In the licensed exploration areas immediately bordering the mine leases, exploration activities were concentrated on soil and termite-mound geochemical sampling and interpretation of airborne magnetic survey data to look for nearby features similar to Paracatu. Some target areas were generated, mostly located west and west-northwest of the mine. Follow-up exploration returned no significant results.

Drilling

All mine drill hole data are stored in an acQuire database. The database contains 5,521 diamond drill holes collected between 1984 and 2025. The hole spacing varies from 25 m to 200 m. Core diameters for holes drilled by KBM include HX (76.2 mm), HQ (63.5 mm), HTW (70.9 mm), and NQ (47.6 mm). The majority of this drilling has been completed on the mining leases. Global core recoveries are reported to be greater than 95%.

Mineral Resources

An updated block model was prepared using available information to mid-year 2025 and depleted to end of year (EOY) 2025. Additional information collected from mid-year to EOY2025 is not considered significant. The update was prompted by the need to integrate new data, incorporate small process improvements in the modelling and estimation process, and to align with corporate guidance related to metal prices.

Seequent’s Leapfrog Geo and Edge software were used to construct the geological model, estimation domains, block model, and estimation. Micromine and Snowden Supervisor supported some transformation and geostatistical work.

The Mineral Resource estimate is defined by six mineralized domains which represent nested grade shells ranging from 0.1 g/t Au to 0.5 g/t Au. Samples were composited to six metres, and estimated in a standard multi-pass approach, using ordinary kriging or inverse distance. The model was validated using a combination of methods including visual comparison of block estimates and composites, swath plots using the nearest neighbour de-clustered distribution, as well as several geostatistical validation tools. An external audit was conducted in 2025 by SLR Consulting (Canada) Ltd. (SLR).

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (CIM (2014) definitions) were used for Mineral Resource classification.

Mineral Resources are reported using a gold price of US$2,500/oz and a gold cut-off grade of 0.14 g/t. The pit optimization was generated using Datamine’s NPV Scheduler (NPVS) software and considers Bond Work Index (BWI) and head grade impact on throughput, process recovery, and associated operating conditions. Mineral Resources are exclusive of Mineral Reserves and are reported between the EOY2025 topography and the optimized pit shell (Table 1-1).

Table 1-1: Paracatu Mineral Resource estimate as at December 31, 2025

Class	Tonnes (kt)	Grade (g/t Au)	Contained Gold (koz)
Measured	145,708	0.45	2,123
Indicated	183,489	0.24	1,399
Measured and Indicated	329,197	0.33	3,522
Inferred	6,383	0.22	44

Notes:

1.	CIM (2014) definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at a cut-off grade of 0.14 g/t Au.
3.	Mineral Resources are estimated using a long-term gold price of US$2,500 per ounce.
4.	A minimum mining width of 50 m was used.
5.	Bulk density estimated by domain and weathering unit.
6.	Mineral Resources are exclusive of Mineral Reserves.
7.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
8.	Mineral Resources are constrained by an optimized pit shell.
9.	Numbers may not add due to rounding.

The applicable Qualified Person (QP) is not aware of any environmental, operational, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate.

Mineral Reserves

The Mineral Reserve for the Paracatu open pit mine was estimated using a planning model derived from the 2025 resource model. The reserves, effective December 31, 2025, are based exclusively on Measured and Indicated Mineral Resources, which correspond to Proven and Probable Mineral Reserves (Table 1-2).

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Table 1-2: Proven and Probable Mineral Reserves – December 31, 2025

	Tonnes (kt)	Gold (g/t)	Gold Ounces (koz)
Proven	252,903	0.44	3,583
Proven Stockpile	34,961	0.28	314
Probable	111,778	0.26	943
Total Reserves	399,642	0.38	4,839

Notes:

1.	CIM (2014) definitions were followed for Mineral Reserves.
2.	Mineral Reserves estimated using an average long-term gold price of US$2,000 per ounce.
3.	Mineral Reserves are reported at a cut-off grade of 0.19 g/t Au.
4.	The metallurgical recoveries are based on the equation considering feed and tails grades, and a fixed hydrometallurgical recovery of 93%.
5.	Numbers may not add due to rounding.

The applicable QP is not aware of any mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate.

The final pit design was derived from an economic pit shell generated using NPVS software and incorporating geotechnical slope angles, mining and processing costs, metallurgical recoveries, and surface constraints. The cut-off grade methodology reflects processing costs driven by BWI and metallurgical recovery, by head grade. Although the calculated cut-off grade is 0.17 g/t Au, the Company elected to maintain 0.19 g/t Au due to strategic and operational considerations, including tailings storage capacity constraints, stockpile management, and long-term mine development priorities.

Mining Method

Mining at Paracatu is conducted using conventional open pit methods, which include drilling, blasting, loading, and hauling. The operation comprises a large open pit, two processing plants, two tailings storage facilities, and associated infrastructure. Ore hardness increases with depth, and KBM models hardness using BWI data from drill samples to optimize blasting and processing. Blasting is required for material with a BWI greater than 8.5 kWh/t to ensure adequate fragmentation. The current truck fleet comprises 38 Caterpillar 793 haul trucks, with a peak of 40 trucks anticipated by 2026 to meet the increased requirements for waste movement.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

The open pit design was developed through pit optimizations using NPVS and detailed in Deswik CAD, according to the geotechnical parameters for bench height and berm widths. The inter-ramp angles vary from 26.6° in soil to 52.8° in fresh rock. Haul roads and ramps are 40 m wide with a 10% gradient. Geotechnical criteria follow recommendations from Knight Piésold from 2015, and subsequent updates for critical phases prepared by Walm Engenharia in 2023. The mine operates continuously, 24 hours per day, with four rotating crews working 12-hour shifts. The LOM schedule extends to 2034, with a total material mined of approximately 584 million tonnes (Mt), comprising 364 Mt of ore and 220 Mt of waste. The processing schedule incorporates two plants and tailings reprocessing, with throughput and recovery varying according to ore hardness and grade.

Recovery Methods

The Paracatu operation employs two conventional processing plants and tailings reprocessing facilities to recover gold through gravity, flotation, and CIL circuits. Plant I, commissioned in 1987 and upgraded in 1997 and 1999, includes primary and secondary crushing, rougher and cleaner flotation, concentrate regrinding, and cyanide leaching. Plant II, commissioned in 2008 as part of the Expansion III Project, features in-pit crushing, semi-autogenous grinding (SAG) milling, multiple ball mills, flotation, gravity concentration, and CIL. Tailings reprocessing projects (Processing Santo Antônio Tailings (PSAT) initiated in 2015 and Processing Eustáquio Tailings (PET) in 2017) recover gold from historical tailings using hydraulic and mechanical mining methods. Coarse tailings are trucked to Plant II, while fine material is pumped to the Plant I flotation circuit. Operational performance over the last five years demonstrates annual throughput of 54 Mt to 60 Mt, average grades between 0.36 g/t and 0.42 g/t Au, and recoveries improving from approximately 75% in 2020 to 80% in 2024. Energy consumption averages 10 kWh/t to 12 kWh/t in Plant I and 14 kWh/t to 16 kWh/t in Plant II. The current flowsheet is appropriate for the ore characteristics and supports LOM production, with continuous improvement initiatives focused on optimizing grinding, managing clay variability, and enhancing tailings reprocessing efficiency.

Mineral Processing and Metallurgical Testing

Metallurgical test work at Paracatu has confirmed the complex nature of the ore and its implications for processing. The ore is predominantly composed of quartz and muscovite, with minor carbonates and sulphides, including pyrrhotite, arsenopyrite, and pyrite. Gold occurs mainly as fine particles, with a median size of approximately 9 µm, and more than half is encapsulated within sulphides, requiring fine grinding to achieve adequate liberation. Sulphide liberation improves significantly below 74 µm, supporting the current flowsheet design. BWI values range from 8 kWh/t to 12 kWh/t for saprolite (and transition zone), and from 17 kWh/t to 18 kWh/t for quartzite, and hardness is modelled in the block model to predict throughput. Clay variability represents a critical geometallurgical factor, as kaolinite-rich clays negatively impact flotation performance and increase reagent consumption. Spectral analysis tests using a TerraSpec® unit supported the flotation tests, enabling proactive blending strategies. Gravity concentration offers limited benefit due to the fine size of gold particles, although heavy liquid separation tests confirm strong association of gold with high-density sulphides. These findings underscore the need for optimized grinding, flotation, and leaching conditions, as well as real-time monitoring of ore hardness and clay content to maintain plant stability and maximize recovery.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Site Infrastructure

Paracatu infrastructure and services have been designed to support an operation of 61 Mt/a. The mine site consists of two processing plants, related mine services facilities (truck shop, truck wash facility, warehouse, fuel storage and distribution facilities, reagent storage and distribution facilities), and other facilities to support operations (safety/security/first aid/emergency response building, assay laboratory, plant guard house, dining facilities, offices, etc.).

In 2011, a road was constructed directly from the highway west of the mine exclusively for access to the mine and plants. This four-lane paved road is separated by a median and is 3.4 km long.

The Mine draws its power from the Brazilian national power grid which relies mainly on hydroelectric power generation with outstanding reliability. KBM is furnished with a 230 kV connection by a substation that converts power from 500 kV transmission lines. A 34 km overhead transmission line connects the substation to the mine site substation which feeds 13.8 kV electricity to Plant II and 138 kV to Plant I.

In Brazil, the electricity is subject to a free market environment with consumers able to select their supplier of choice. Approximately 60% to 70% of KBM’s power needs are fed by a self-generation structure located approximately 660 km from the Mine in the state of Goiás (Hydropower Plants: Caçu and Barra dos Coqueiros owned by Kinross). The remainder is contracted bilaterally in the free market through power purchase agreements.

The main sources of water for KBM operations are run-off water collected in mine sumps, run-off water collected in the tailings dam catchment basins, recirculated effluent from the process, and makeup water from three local surface water streams. The majority of process water is captured and maintained in the mine sumps and tailings catchment basins during the rainy season for use during the dry season.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Environmental, Permitting and Social Considerations

Paracatu is constantly seeking excellence in its occupational health and safety, environmental and social responsibility system. The site maintains Certifications in ISO 14001, 45001, and compliance with the International Cyanide Management Code.

Environmental and social impacts were assessed in the 2018 Environmental Impact Assessment (EIA). Key environmental and social issues include dust, noise, and vibrations which affect communities near the Mine and water management due to the natural occurrence of arsenic and sulphide minerals in the local geology. The Mine has affected flows in the Rico Stream, Eustáquio Creek, Santo Antônio Creek and has permit requirements to release water into these watercourses downstream of mining activities. KBM reviews management of water quality measures regularly as well as the management of acid forming materials.

The Project area was impacted by mining, including artisanal mining from colonial times up to the 1980s which caused elevated arsenic and metal concentrations in local streams. KBM has conducted Human Health Risk Assessments (HHRAs) and compiled and implements a Basic Intervention Plan which has shown positive results in reducing arsenic and metal concentrations in local streams. Access to these streams is controlled to prevent human exposure.

KBM implements an Environmental Impact Control Plan (PCA) which was approved by regulators, to ensure compliance with environmental permits. KBM tracks permit commitments and maintains environmental and social management systems, which include a set of standard operating procedures aimed at ensuring compliance. KBM has a permitting strategy to obtain environmental approvals and permits in advance of changes to Mine operations and new infrastructure. KBM has acknowledged that the permitting strategy, to obtain approvals and permits in advance of planned activities, is aggressive but manageable. In-pit tailings deposition is planned to start in 2032. At this stage, KBM expects to have the required permits in place by 2027 to start construction for in-pit tailings disposal.

KBM engages with the surrounding communities regularly and implements a system whereby community members can make complaints which KBM documents and responds to. KBM implements several social programs which aim to address the needs of the communities. KBM updates the agreements held with each community on an annual basis, which includes commitments to fund specific social programs and projects.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

There are three quilombola communities near the Mine, who are descendants of slaves whose ethnic identity still distinguishes them from the rest of society, including São Domingos, Família dos Amaros, and Machadinho. São Domingos had its territory certified by the Palmares Cultural Foundation in December 2004, and is currently undergoing recognition and titling by the National Institute of Colonization and Agrarian Reform (INCRA-MG). KBM developed a Quilombola Basic Environmental Plan (Plano Basico Ambiental Quilombola, or PBAQ) in collaboration with the community 13 years ago and submitted this to the regulator in anticipation of São Domingos receiving official recognition by INCRA-MG. This PBAQ is still under review with the regulator, however, KBM has already started implementing this to maintain a positive relationship with the community. The Família dos Amaros and Machadinho process to certify territory is not as advanced as São Domingos.

KBM updates the Mine closure plan on a regular basis and makes financial provision for Mine closure.

Capital and Operating Costs

Planned capital costs at Paracatu are primarily sustaining capital, which includes mine equipment replacement and US$109.3 million for the tailings dam expansions. Total sustaining capital costs are US$653.5 million in real terms.

Operating costs are well understood and accurately tracked. Unit operating costs for the LOM production schedule are shown in Table 1-3.

Table 1-3: Operating cost estimate for LOM (January 1, 2026)

Area	Unit	Cost[1]
Mining	US$/t mined[2]	$3.3
Mining	US$/t processed	$4.8
Processing	US$/t processed[3]	$5.0
Site Admin	million US$/year	$55

Notes:

1.	The costs are annual averages over the LOM.
2.	Excludes sustaining capital.
3.	Based on combined Plant 1 and Plant 2 costs, includes PET costs, excludes PSAT and sustaining capital costs.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

2.	INTRODUCTION

Kinross Gold Corporation (Kinross) has prepared a Technical Report (the Technical Report) for the wholly-owned and operated Paracatu Mine (Paracatu, the Mine, or the Project) in the northwestern region of the state of Minas Gerais, Brazil. Kinross Brasil Mineração S.A. (KBM or the Company) is Kinross’ operating entity for Paracatu. KBM was previously known as Rio Paracatu Mineração S.A. (RPM), before the name was changed in 2010.

The purpose of this Technical Report is to support disclosure of end-of-year 2025 Mineral Resources and Mineral Reserves. The Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and has an effective date of December 31, 2025.

Currency is expressed in US dollars unless stated otherwise. The currency of Brazil is the Real (R$).

The terms “we”, “us”, “our”, or “Kinross” used in this Technical Report refer to Kinross Gold Corporation.

2.1	Qualified Person

The QPs for this Technical Report are summarized in Table 2-1:

Table 2-1: Qualified Persons and their responsibilities

QP Name, Designation, Title	Site Visit	Responsible for Sections
Nicos Pfeiffer, P.Geo, VP Geology & Technical Evaluations	19 – 20 Aug 2025	3-6, 20, 23, 24, and relevant portions of 1, 2, 25, 26, 27
Agung Prawasono, P.Eng, Senior Director, Mine Planning	21 – 24 Jul 2025	15, 16, and relevant portions of 1, 2, 25, 26, 27
Yves Breau, P. Eng, VP Metallurgy & Engineering	20 – 24 Oct 2025	13, 17, 18, 19, and relevant portions of 1, 2, 25, 26, 27
Graham Long, OGC, VP Exploration	13 Jun 2025	7, 8, 9,10, and relevant portions of 1, 2, 25, 26, 27
Jacob Brown, SME (RM), Senior Director, Resource and Mine Geology	01 – 04 Apr 2025	11, 12, 14, and relevant portions of 1, 2, 25, 26, 27
Mark Hannay, P.Eng, VP Strategic Planning and Business Performance Management	20 – 24 Oct 2025	21, 22, and relevant portions of 1, 2, 25, 26, 27

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Mr. Pfeiffer visited the site most recently in August 2025. During the site visit, he inspected core and surface outcrops, drill platforms and sample cutting and logging areas; discussed geology and mineralization with project staff; reviewed geological interpretations with staff; and inspected the major infrastructure and current mining operations. There have been no material changes in site conditions since this most recent site visit. All sections in this Technical Report have been prepared under the supervision of Mr. Pfeiffer.

Mineral Resources: The MREs included in this Technical Report were prepared under the supervision Jacob Brown, SME, Kinross Senior Director Resource and Mine Geology, Kinross Technical Services. Mr. Brown is a Professional Member of the Society for Mining, Metallurgy & Exploration, and visited the site most recently in April 2025.

Mineral Reserves / Mining: The Mineral Reserve estimate and economic analysis included in this Technical Report was prepared under the supervision of Agung Prawasono, Senior Director Mine Planning, Kinross Technical Services. Mr. Prawasono is a Registered Professional Engineer in the Province of Ontario. Mr. Prawasono visited the site most recently in July 2025.

Mineral Processing: Mineral processing aspects of this report were prepared under the supervision of Yves Breau, Vice President, Metallurgy and Engineering, Kinross Technical Services. Mr. Breau is a Registered Professional Engineer in the Province of Ontario. Mr. Breau visited the site most recently in October 2025.

Capital, Operating Cost and Economic Analysis: The capital and operating cost estimates, as well as the economic analysis presented in this report, were prepared under the supervision of Mark Hannay, Vice President, Strategic Planning and Business Performance Management, Kinross Technical Services. Mr. Hannay is a Registered Professional Engineer in the Province of Ontario. Mr. Hannay conducted his most recent visit to the Paracatu site in October 2025.

2.2	Information Sources

Information used to support this Technical Report was derived from previous technical reports on the property, and from the reports and documents listed in Section 27 References of this Technical Report.

2.3	Effective Dates

Several effective dates (cut-off dates for the information prepared) are appropriate for information included in this Technical Report. The effective date for the Mineral Resources and Mineral Reserves is December 31, 2025 (EOY2025). There were no material changes to the information on the Project between the effective date and the signature date of the Technical Report.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

2.4	List of Abbreviations

μ	micron	kPa	kilopascal
°C	degree Celsius	kt/d	thousand tonnes per day
°F	degree Fahrenheit	kPa	kilopascal
μg	microgram	kWh/t	kilowatt-hour per tonne
a	annum	kW	kilowatt
Au	gold	kWh	kilowatt-hour
Bbl	barrels	L	litre
BRL	Brazilian Real	LFO	light fuel oil
Btu	British thermal units	L/s	liters per second
C$	Canadian dollars	m	metre
CIL	carbon-in-leach	M	mega (million)
cm	centimetre	m2	square metre
cm2	square centimetre	m3	cubic metre
CV	coefficient of variation	mbgl	metres below ground level
d	day	min	minute
dia.	diameter	masl	metres above sea level
dmt	dry metric tonne	mm	millimetre
dwt	dead-weight ton	Mt/a	million tonne per year
ft, ’	foot	MTO	material take-off
ft/s	foot per second	MW	megawatt
ft2	square foot	MWe	megawatt-electrical
ft3	cubic foot	m3/h	cubic metres per hour
g	gram	oz	Troy ounce (31.1035g)
G	giga (billion)	PAU	preassembly unit
G&A	General and Administration	ppm	part per million
gal	Imperial gallon	Psig	pound per square inch gauge
g/L	gram per liter	S	second
g/t	gram per tonne	st	short ton
gpm	Imperial gallons per minute	stpa	short ton per year
gr/ft3	grain per cubic foot	stpd	short ton per day
gr/m3	grain per cubic metre	t	metric tonne
h	hour	t/a	metric tonne per year
ha	hectare	t/d	metric tonne per day
HFO	heavy fuel oil	t/h	tonnes per hour
hp	Horsepower	US$	United States dollar
in, ”	inch	USg	United States gallon
in2	square inch	USgpm	US gallon per minute
J	joule	V	volt
k	thousand (kilo)	WBS	work breakdown structure
kg	kilogram	wmt	wet metric tonne
km	kilometre	yd3	cubic yard
km/h	kilometre per hour	yr	year
km2	square kilometre

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

2.5	List of Acronyms

Acronym	Definition
AA	atomic absorption
AAS	atomic absorption spectrophotometry
ACN	Acid Neutralizing Capacity
ANM	Agencia Nacional de Mineracao, formerly known by the acronym DNPM – National Mining Agency
ARD	Acid rock drainage
ARD/ML	Acid rock drainage/metal leaching
BWI	Bond Work Index
CERH	State Water Resources Council
CIL	Carbon-in-leach
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
CONAMA	National Environmental Council
DR	Development Plan
EIA	Environmental Impact Assessment
EMC	Environmental Management System
EOR	Engineer-of-Record
EOY	End of year
ER	Exploration Report
ETSF	Eustáquio Tailings Storage Facility
FEAM	State Environmental Foundation
HHRA	Human Health Risk Assessment
ID	Inverse distance
IBAMA	Brazilian Institute for the Environment and Renewable Resources
ICMC	International Cyanide Management Code
INCRA-MG	National Institute of Colonization and Agrarian Reform
IP	induced polarization
KBM	Kinross Brasil Mineração S.A.
LAS	Simplified Licensing
LI	Installation Permit
LIDAR	Light Detection and Ranging
LIMS	Laboratory Information Management System
LO	Operating Permit
LOM	life of mine
LP	Previews Permit

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Acronym	Definition
MLA	Mineral Liberation Analyzer
NAF	Non-Acid Forming
NI 43-101	National Instrument 43-101 Standards of Disclosure for Mineral Projects
NN	Nearest neighbour
NPVS	Datamine’s NPV Scheduler
OGR	Official Gazette of the Republic
OK	ordinary kriging
OMS	Operating, Maintenance and Surveillance
PAF	Potentially Acid Forming
PBAQ	Quilombola Basic Environmental Plan (Plano Basico Ambiental Quilombola)
PCA	Environmental Impact Control Plan
PET	Processing Eustáquio Tailings
PMP	Probable Maximum Precipitation
PSAT	Processing Santo Antônio Tailings
QP	Qualified Person
RADA	Environmental Performance Report
RIMA	Environmental Impact Report
ROM	Run of mine
RPM	Rio Paracatu Mineração S.A.
SAG	semi-autogenous grinding
SATSF	Santo Antônio Tailings Storage Facility
SBP	Strategic Business Plan
SEM/EDS	Scanning Electron Microscopy/Energy Dispersive X-ray Spectroscopy
SISNAMA	National Environmental System
SLR	SLR Consulting (Canada) Ltd.
TVX	TVX Gold Inc.
WAD	weak acid dissociable
WRD	Waste Rock Dump
XRD	X-ray Diffraction

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

3.	RELIANCE ON OTHER EXPERTS

In the preparation of the Technical Report, the QPs relied on information provided by internal Kinross legal counsel for the discussion of legal matters in Sections 4, 19, and 20.

Except for the purposes legislated under provincial securities law, any other use of this report by any third parties is at this party’s sole risk.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

4.	PROPERTY DESCRIPTION AND LOCATION

4.1	Location

The Paracatu Mine, also referred to as the Morro do Ouro Mine, is located immediately north of the city of Paracatu and 230 km southeast of the national capital of Brasilia in northwestern Minas Gerais State, Brazil (Figure 4-1). The Project comprises an open pit mine as well as processing plants, tailings facilities, and associated infrastructure. The mine commenced production in 1987 and currently processes ore at a nominal plant throughput rate of 61 Mt/a.

4.2	Mineral Tenure

The Paracatu Mine is composed of five mining licences, which are grouped under Grouped Mining Lease (GML) No. 238/2010. This GML is associated with process No. 931.299/2009. KBM also has exploration permits, exploration permit applications, and mining permit applications (Figure 4-2 and Table 4-1). The Universal Transverse Mercator (UTM) co-ordinates for the approximate centre of the property are 8,098,500 m N and 298,000 m E (WGS84, Zone 23S). The geographic coordinates are approximately 17°13’15”S latitude and 46°52’30”W longitude.-

As of the effective date of this report, all the leases and permits comprising the property are in good standing.

KBM pays R$4.53 per hectare in annual exploration permit renewal fees to the National Mining Agency (ANM – Agencia Nacional de Mineracao, formerly known by the acronym DNPM) during the initial three years of exploration. Renewed exploration permits beyond the initial three year exploration period require an annual renewal fee of R$6.78 per hectare.

Kinross first acquired a 49% interest in the Project upon completion of the merger with TVX Gold Inc. (TVX) and Echo Bay Mines Ltd. (Echo Bay) on January 31, 2003. On December 31, 2004, Kinross purchased the remaining 51% interest in the Mine from Rio Tinto for US$260 million.

The Grouped Mining Lease lies within the municipality of Paracatu and is formalized under GML No. 238/2010, which consolidates five historical ANM processes: 800.005/1975, 830.241/1980, 832.225/1993, 832.228/1993, and 830.907/1999. All mining leases within the GML have been confirmed by legal survey.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

The Paracatu Mine area is located on properties owned by KBM, or on easements that are on a planned acquisition schedule. The current tailings impoundment is located on lands to which KBM has negotiated surface rights with the former landowner(s).

In addition, KBM holds title to 84 active exploration permits totalling approximately 117,628 ha and has renewal and granting applications for an additional five exploration permits totalling 3,826 ha and four mining applications totalling 436 ha. The exploration permits and applications comprise a significant land package around the Paracatu Mine.

Table 4-1: Paracatu mineral rights summary

Licence Type	No.	Expiry Date Range	Area (ha)
Exploration Permit
In Application	3		2,047
In Renewal	2	3/23/2012 – 10/3/2025	1,778
Active	84	4/17/2026 – 10/1/2028	117,628
Subtotal	89		121,453
Mining Lease
In Application	4		436
Represented by GML[1]	5		1,917
Active GML[1]	1		1,917
Subtotal	9		2,352
Total	98		123,806

Notes:

1.	GML is Grouped Mining Lease 931.299/2009
2.	Full list of mineral rights provided in Appendix 1

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Legend:
International Boundary
State Boundary
National Capital
State Capital
Road
Railway
NORTH ATLANTIC OCEAN
SOUTH ATLANTIC OCEAN
SOUTH PACIFIC OCEAN
PARACATU MINE
BRAZIL
VENEZUELA
GUYANA
SURINAME
COLOMBIA
PERU
BOLIVIA
PARAGUAY
CHILE
ARGENTINA
URUGUAY
MINAS GERAIS
Caracas
Port-of-Spain
Georgetown
Paramaribo
Cayenne
Bogota
Boa Vista
Macapa
Belem
Manaus
Sao Luis
Fortaleza
Teresina
Natal
Joao Pessoa
Recife
Maceio
Aracaju
Salvador
Palmas
Brasilia
Goiania
Cuiaba
Uberlandia
Belo Horizonte
Vitoria
Rio de Janeiro
Sao Paulo
Santos
Curitiba
Florianopolis
Porto Alegre
Campo Grande
Porto Velho
Rio Branco
La Paz
Asuncion
Buenos Aires
Montevideo
Santiago
Equator
0 200 400 Kilometres
0 200 400 Miles
N
KINROSS
Kinross Gold Corporation
Paracatu Gold Mine
State of Minas Gerais, Brazil
Location map

Source: SLR 2026.

Figure 4-1: Location map

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Figure 4-2: Paracatu mining and exploration claim map

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

4.3	Mineral Rights in Brazil

In Brazil, the ANM issues all mining leases and exploration concessions. Mining leases remain valid for the life of the mine, and each year KBM is required to provide information to the ANM summarizing mine production statistics.

Exploration permits are granted for a period of three years. Once a company has applied for an exploration permit, the applicant holds a priority right to the concession area, subject to the absence of any earlier application with precedence. The holder may request a single extension of the exploration permit, subject to technical justification and ANM approval. Granted exploration concessions are published in the Official Gazette of the Republic (OGR), which lists individual concessions and their change in status. The exploration concession grants the owner the sub-surface mineral rights. The owner of an exploration permit is guaranteed, by law, access to perform exploration field work, provided adequate compensation is paid to third party landowners and the owner accepts all environmental liabilities resulting from the exploration work.

In instances where third party landowners have denied surface access to an exploration permit, the holder maintains its mineral title in accordance with the applicable terms and conditions while pursuing access through negotiation or legal means. Access may be secured through the mining easement process if negotiations are unsuccessful, subject to applicable legal procedures and decisions. KBM has previously used the easement process to obtain surface rights from landowners during development of the Paracatu Mine.

Once access is obtained, the owner has three years to submit an Exploration Report (ER) on the concession. The owner of a mineral concession is obligated to explore the mineral potential of the concession and submit an ER to the ANM summarizing the results of the fieldwork and providing conclusions as to the economic viability of the mineralization. The content and structure of the report is dictated by the ANM and a person with suitable professional qualifications must prepare the report.

The ANM will review the ER for the concessions and will either:

•	approve the report provided the ANM concurs with the report’s conclusions regarding the potential to exploit the mineralization;

•	dismiss the report should the report not address all requirements, in which case the owner is given a term in which to address any identified deficiencies in the report; or

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

•	postpone a decision on the report should it be decided that exploitation of the deposits are temporarily non-economic.

Approval, dismissal or postponement of the ER is at the discretion of the ANM. There is no set time limit for the ANM to complete the review of the ER. The owner is notified of the ANM’s decision on the ER and the decision is published in the OGR.

On ANM approval of the ER, the owner of an exploration permit has one year to apply for a mining lease. The application must include a detailed Development Plan (DP) outlining how the deposit will be mined.

The ANM reviews the DP and decides whether or not to grant the application. The decision is at the discretion of the ANM, but approval is virtually assured unless development of the project is considered harmful to the public or the development of the project compromises interests more relevant than industrial exploitation. Should the application for a mining lease be denied for exploration concessions for which the ER has been approved, the owner is entitled to government compensation.

On approval of the DP, the ANM grants the mining licence, which remains in force until the mineral resource is depleted.

4.4	Royalties and Other Encumbrances

KBM must pay a royalty equivalent to 1.5% of net sales to the ANM. An additional royalty of 0.75% is due to the holders of surface rights in the Mine area, in areas that are not owned by the Mine.

4.5	Permitting

KBM has obtained required permits for current activities and expects to obtain permits for proposed future work on the property as necessary. Permitting is discussed further in Section 20.2.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Accessibility

The Paracatu Mine is located immediately north and west of the Municipality of Paracatu, Minas Gerais State, which has a population of approximately 93,000. Access from Paracatu is by vehicle via a four-lane paved mine access road.

Paracatu is located approximately 230 km southeast of the national capital, Brasilia (population 2.97 million), and 480 km northwest of the state capital Belo Horizonte (population 2.5 million). Both are modern cities with industrial and manufacturing facilities.

A paved airstrip that can accommodate small, charter aircraft also services Paracatu.

5.2	Climate

The climate is tropical sub-humid with a mean temperature of around 21°C that typically ranges from 17°C to 28°C. Typical seasonal highs near 30°C occur in August–September, and lows near 14°C in June–July. The rainy season is from October to March, although there is precipitation throughout the year. The relative humidity is approximately 75% at least six months of the year.

The Mine operates year-round.

5.3	Local Resources and Infrastructure

Various services are available at Paracatu including housing, temporary accommodations, health services, and police services. Building supplies and fuel are also available. A greater range of services, including mining equipment suppliers, mining contractors and skilled workforce, can be obtained in Belo Horizonte.

The Mine is connected to the national power grid, which relies mainly on hydroelectric generation.

5.4	Physiography and Environment

Paracatu lies within the Cerrado (Brazilian savannah), a region characterized by low rolling hills that have been largely cleared of vegetation to support farming and cattle ranching. The elevation at the mine site is approximately 780 masl. The region is largely dependent on agriculture, with soybeans being the predominant crop.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

6.	HISTORY

6.1	Prior Ownership

Billiton acquired the original licences in what is now the Project and in 1980 entered into a joint venture partnership with Riofinex do Brasil (Riofinex), a subsidiary of Rio Tinto. In 1984, Riofinex acquired Billiton’s interest in the property.

In 1985, RTZ Mineração, a successor company to Riofinex, entered into a joint venture with Autram Mineracão e Participações (Autram). A new entity, Rio Paracatu Mineração (RPM), was formed to hold the joint venture interests, with Rio Tinto holding a 51% interest and Autram holding a 49% interest in RPM.

Subsequently, Autram’s interest in RPM was acquired by TVX Participações which later became TVX. TVX then entered into an agreement with Newmont Mining Corporation (Newmont) which resulted in Newmont and TVX each holding a 24.5% interest in RPM. In early 2003, TVX acquired Newmont’s 24.5% interest to hold a 49% interest in RPM. In late January 2003, Kinross acquired its interest in the property by merging with TVX and Echo Bay. On December 31, 2004, Kinross purchased the remaining 51% interest in RPM from Rio Tinto for US$260 million. In 2010, the name of the operating entity was changed to Kinross Brasil Mineracão, or KBM.

6.2	Exploration and Development History

The mining history of the Paracatu region is closely associated with the activities of the Portuguese bandeirantes who prospected for gold in Brazil’s interior, arriving in the Paracatu region in 1722 after the discovery of gold in alluvial deposits.

Alluvial mining peaked during the second half of the 18th century. These activities were not limited to the placer deposits along Rico Stream but also extended to the oxidized ore outcrop on the top of Morro do Ouro or the “Hill of Gold”.

Gold production declined sharply during the first decade of the 19th century. From this point forward, production was limited to subsistence mining practiced by local inhabitants known as garimpeiros. Various prospectors explored the region but economically viable operations were limited as a result of the low-grade nature of the deposits.

Beginning in 1970, Paracatu attracted some attention from mineral exploration companies looking for lead and zinc deposits in the area. Interest in the gold of Morro do Ouro was limited as the majority of the companies were not attracted by low grades that were initially considered to be too low to be extracted economically.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

In 1984, Riofinex embarked on a surface exploration program that focused on the oxidized and weathered horizons of the Morro do Ouro area.

Table 6-1 shows the Paracatu historical drilling programs, up to the year Kinross took over the Project (2003).

Table 6-1: Paracatu historical drilling

Year	Campaign	Hole Type (Diameter)	Number of Holes	Total (m)
1984	PMO	6”	44	2,462
1988	PAR	6”	26	1,014
1989	PRF	RC	67	2,791
1990	PRI	6”	15	652
1992-1997, 1999, 2000	PMP	6”	275	7,958
1993, 1996, 1997	PB2	6”	36	1,857
1993-1996	FPA	6”	97	3,405
1996	ALB	6”	11	335
1996	RAB	6”	20	583
2000	MA	HX (3”)	2	35
2000	PEC	HX (3”)	32	2,658
2000, 2004	WCR	HX (3”)	9	2,031
2001	PPC	HX (3”)	38	1,732
2001	PTE	HX (3”)	2	56
Totals			674	27,569

A 1984 estimate of mineralized material only included the near surface oxidized ore. Despite the low gold grade, Riofinex believed that profitable extraction of the ore could be performed. In 1985, this was confirmed by a feasibility study. Total investment up to that period was $7.3 million including ground acquisition costs, exploration costs, and the cost of the feasibility study. Approval was granted by Rio Tinto to construct a mining project at a capital cost of approximately $65 million.

Production at Paracatu commenced in October 1987, treating oxidized and highly weathered ore. The first gold bar was poured in December 1987.

6.3	Historical Resource Estimates

There are no historical resource estimates of relevance at Paracatu.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

6.4	Past Production

Figure 6-1 and Table 6-2 summarize the historical LOM gold production at the Mine since commencement of commercial production based on ROM statistics. These figures include production from Santo Antônio and Eustáquio tailings reprocessing, which is detailed in Section 24. Silver is recovered concurrently with gold as a minor payable by-product in the Paracatu processing circuit, with Ag production representing a small proportion of total payable metal output. From 2000 to 2025, the Mine produced 106.9 t of silver, averaging 4.08 t production per year.

Source: Kinross production data EOY2025

Figure 6-1: Paracatu Mine annual production

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Table 6-2: Paracatu life of mine production summary

Year	Tonnes Milled (million)	Feed Grade (Au g/t)	Gold Produced (koz)	Year	Tonnes Milled (million)	Feed Grade (Au g/t)	Gold Produced (koz)
1987[1]	1*	0.78	4	2007[3]	19	0.37	175
1988	6	0.77	113	2008	21	0.38	190
1989	8	0.67	146	2009	40	0.41	354
1990	9	0.64	160	2010	43	0.45	482
1991	10	0.61	166	2011	45	0.42	453
1992	10	0.58	167	2012	53	0.38	467
1993	13	0.50	175	2013	56	0.38	500
1994	13	0.50	169	2014	51	0.41	521
1995	14	0.49	163	2015	45	0.44	478
1996[2]	14	0.50	166	2016	40	0.44	483
1997	15	0.47	157	2017	38	0.41	360
1998	16	0.48	181	2018	54	0.43	522
1999	17	0.45	189	2019	58	0.43	620
2000	20	0.47	229	2020	54	0.45	540
2001	16	0.48	187	2021	60	0.40	548
2002	18	0.44	225	2022	56	0.43	575
2003	18	0.44	201	2023	60	0.41	586
2004	17	0.42	189	2024	58	0.37	526
2005	17	0.38	180	2025	53	0.43	601
2006	18	0.38	173	Total	1,174	0.43	12,318

Notes:

1.	1987 historical production was 500 thousand tonnes.
2.	Before 1996, grade values are approximate.
3.	Equivalent Ounces.
4.	Numbers may not add due to rounding,

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

7.	GEOLOGICAL SETTING

7.1	Regional Geology

The Paracatu property is hosted within the Brasília Belt, a north-south trending Neoproterozoic belt that extends along the western side of the São Francisco-Congo Craton (Figure 7-1).

The Brasilia Belt resulted from the collision between three cratonic blocks: the Amazonian, the São Francisco-Congo, and a third block concealed under Phanerozoic sediments of the Parana Basin. Sedimentary units are mostly preserved in the northern part of the belt, whereas in the southern part where Paracatu is located, there is intense deformation and metamorphism, and contacts between metasedimentary units are primarily tectonic (Rodrigues et al., 2010).

The Brasília Belt has four main components (Rodrigues et al., 2010 and references therein):

•	A continental block of Archaean rock units (the Crixás-Goiás region).

•	Reworked sialic basement of Paleoproterozoic age, exposed mainly in the Almas-Cavalcante region.

•	The Goiás Magmatic Arc, consisting of volcano-sedimentary rocks and tonalite/granodiorite gneisses.

•	Thick sedimentary and metasedimentary sequences, including coarse- and fine-grained sediments with some carbonates, volcanic layers, phyllites, quartzites, and schists.

A series of east-northeast trending thrust faults is developed extensively along the belt. Metamorphic grade increases towards the west as the thickness of the fold belt increases. The timing of deformation is estimated at 800 Ma to 600 Ma during the Brasiliano orogenic cycle.

Figure 7-1 (inset A) shows position of the Brasilia fold belt (cross-hatched) within the Tocantins Province, collectively separating the indicated Archean to early Proterozoic cratons (Oliver et al., 2021).

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

A
Amazon Craton
São Francisco Craton
Brasilia Fold Belt
B
Parnaíba Basin
N
Amazon Craton
Araguaia Formation
São Francisco Craton
CHAPADA
CRIXÁS
Paraná Basin
BRASÍLIA
LUZIÂNIA
PARACATU / MORRO DO OURO
VAZANTE
Paraná Basin
0 50 100 150 200 250
Kilometres
KINROSS
Legend:
Phanerozoic
Paraná, Parnaíba and Sao Francisco Basins and Araguaia Formation
Neoproterozoic
Orthogneiss
Volcano-sedimentary Sequence
Tres Marias Formation
Paraopeba Subgroup
Ibiá Group
Araxá Group
Felsic and Mafic Granulites and Orthogneiss
Structures
Thrust Fault
Pirineus Syntaxis
Fault
Border of craton
Mine
City
Meso/Neoproterozoic
Paranoá Group
Canastra Group
Vazante Group
Paleo/Mesoproterozoic
Araí Group
Serra de Mesa Group
Mafic-ultramafic Complex
Volcano-sedimentary Sequence - West Border
Paleoproterozoic
Volcano-sedimentary Sequence - Santa Terezinha
Archean
Granite-gneiss Terrains
Greenstone Belt
Kinross Gold Corporation
Paracatu Gold Mine
State of Minas Gerais, Brazil
Simplified geology of the Brasilia Fold Belt

Source: Oliver et al. 2021.

Figure 7-1: Simplified geology of the Brasilia Fold Belt

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

7.2	Local Geology

The local scale geology is composed of sandy and shaley metasedimentary rocks, metamorphosed to greenschist grade, of the Canastra Group. The stratigraphy is not fully understood because of intense deformation. The mine operation is underlain by a thick sequence of phyllites belonging to the basal part of the Paracatu formation of the Upper Proterozoic Canastra Group, which is exposed along the south-central portion of the Brasília Belt (Figure 7-2).

Around Paracatu, the Canastra Group is subdivided into three formations: at the base is Serra do Landim Formation, overlain by the Paracatu formation, followed by the Chapada dos Pilões Formation.

Figure 7-3 shows the stratigraphic column for the Canastra Group and the overlying Ibiá Group. The Canastra Group is made up of the following lithostratigraphic units, from base to top, which are separated from each other by thrust faults (Rodrigues et al., 2010).

Serra do Landim Formation

This unit mainly consists of calciferous shales and schists, with marble and limestone lenses.

Paracatu Formation

The Paracatu formation includes the basal Morro do Ouro Member, a 100m+ thick layer of dark carbonaceous phyllite, and the overlying Serra da Anta Member, a sericitic phyllite. Both phyllites display fine grained quartzite intercalations.

Chapada dos Pilões Formation

This unit includes the basal Serra da Urucânia Member, a succession of quartzite and phyllite, and the upper Hidroelétrica Batalha Member, consisting of fine grained quartzite and thinly bedded phyllite.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Shematic vertical section for tectonic settings
X
Y
Ambrósia (Zn)
MO - D
MO-B
MO-A
MO-C
K301
K1315
K2823
MO-B1
MO-B2
MO-D
Oxidized MO-D
0
200 m
Canastra Group
Paracatu Formation
Serra da Anta Member (phyllite, quartzite)
Morro do Ouro Member
MO-B, C, D orebody and hangingwall
(carbonaceous sulfidic phyllite, quartzite)
Morro do Ouro Member
MO-A, footwall (carbonaceous phyllite, siltstone)
Serra do Landim Fm
(calcareous phyllite)
Vazante Group
Lapa Fm, Serra da Lapa member
(slate, quartzite & dolomite)
Lapa Fm, Serra do Velosinho
(carbonaceous slate)
Morro do Calcário & Serra do Verde Fm (reef stromatolites, carbonate breccias, laminated dolostone, slate)
Serra do Garrote Fm
(slate)
Major thrust
Minor thrust
Reverse fault (inverted normal?)
Lineament, minor fault, basement fault
Anticline
Syncline
30 Bedding
Road
KINROSS
Kinross Gold Corporation
Paracatu Gold Mine
State of Minas Gerais, Brazil
Local geology
N
Fazenda Lavras (Au)
Tailings dams
Paracatu/ Morro do Ouro (Au)
Paracatu town
Ambrósia (Zn)
Zn
30
28
20
X
Y
S17°06'
S17°10'
S17°14'
S17°18'
W46°58'
W46°54'
W46°50'

Source: Modified from Oliver et al. 2021.

Figure 7-2: Local geology

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Source: Oliver et al., 2021

Figure 7-3: Stratigraphic column

7.3	Property Geology

In the mine property area, the rocks are predominately phyllites with quartzites that have been intensively altered by hydrothermal processes associated with regional metamorphism.

The property geology is marked by extensive deformation and well-developed quartz boudins with associated sulphide mineralization. Sericite minerals are common, likely a result of extensive metamorphic alteration of the host rocks. Primary sedimentary features and bedding planes are recognizable, but are intensely deformed by sigmoidal and boudinage structures, further transformed by thrusting at different scales.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Mineralization at Paracatu is closely related to a period of ductile deformation, shearing and thrust faulting events. As a whole, the Morro do Ouro Sequence has been thrust to the northeast. Intense, low angle isoclinal folds are commonly observed. The mineralization plunges to the west-southwest at 15° to 20° and there is secondary folding with axial planes striking to the northwest resulting in kink bands, and dome and basin folds in some areas.

The mineralization appears to be truncated to the north by a major normal fault trending north-northeast, as shown in Figure 7-4. The current interpretation is that the fault has displaced the mineralization upwards, and erosion has removed the mineralization in the upthrown block.

Figure 7-5 displays a schematic weathering profile at the Project.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

296000
298000
300000
302000
8100000
8098000
8096000
Legend:
Licensed Pit Limit
Infrastructure
Roads
Paracatu Streets
Structures
Thrust fault
Reverse fault
Lithology
Metasiltstones/
Chemical Sedimentary Rocks
Banded Phyllite
Quartzite
Carbonaceous Phyllite
Carbonaceous Phyllite
with boudin and sulfides
N
BR - 040
0 0.25 0.5 0.75 1.0
Kilometres
SIRGAS 2000/UTM Zone 23S
Paracatu
KINROSS
Kinross Gold Corporation
Paracatu Gold Mine
State of Minas Gerais, Brazil
Property geology of
the Paracatu deposit

Source: Kinross 2025.

Figure 7-4: Property geology of the Paracatu deposit

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Kinross Gold Corporation
Paracatu Gold Mine
State of Minas Gerais, Brazil
Schematic weathering profile and correlation with core
KINROSS
Diamond drilling core boxes (HQ diameter)
Soil
Saprolite 1
Saprolite 2
Transition Zone
Fresh Rock
Schematic Weathering Profile

Source: Kinross, modified by SLR 2025.

Figure 7-5: Schematic weathering profile and correlation with core

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

7.4	Mineralization

The entire mineralized system lies within a thick, heterogeneously deformed zone that contains both abundant northeast vergent, shallowly dipping shear fabrics with a strong planar or tabular (flattened) strain signature.

Paracatu mineralization has two characteristic visual features: a sulphide suite associated with gold and boudinaged quartz veins. Both are described below.

Sulphide Suite

The first feature is the presence of a sulphide suite intimately associated with gold, comprising, in order of abundance, arsenopyrite, pyrite, pyrrhotite, sphalerite, galena, and chalcopyrite. The photos in Figure 7-6 illustrate the various types of mineralized boudins:

A	Typical features showing base metals (sphalerite “sph”) and dolomitic to ankeritic carbonate (“carb”) in the vein core, along with carbonaceous wall-rock seams, with arsenopyrite (“aspy”) developed on the vein rim and as disseminated grains close to the veins, and pyrite (including gold) on the vein edge and in the boudin necks.

B	A segment of a large laminated vein collected far away from the boudin necks, showing sphalerite and carbonate developed in the vein within individual bands formed during veining, pyrite on the vein edge, and pyrrhotite (“po”) in discordant shear bands, overprinting pyrite.

C	An example of deformed sulphides in the vein shown by arrows (black), along with more than one phase of quartz veining, were pinched out along the foliation that is axial planar to adjacent folded bedding of intercalated graphitic shale and siltier material, with sulphides also segregated, or grown, in the fold hinges (white arrows).

D	A more massive type A boudin with milky quartz and coarse arsenopyrite overgrown by pyrite.

E	A laminated type A boudin, here showing an angle between the margin of the boudin and the internal banding, indicating that veining and formation of the internal banded structure predated the main phase of boudinage.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

A
carb
py
5cm
sph
aspy
B
carb
sph
po
py
5cm
C
Sulfides
py
sph
5 cm
D
5cm
E
5cm

KINROSS

Kinross Gold Corporation

Paracatu Gold Mine

State of Minas Gerais, Brazil

Mineralization types and veins, sulphides and boudin morphology

Source: Oliver et al., 2015.

Figure 7-6: Mineralization types and veins, sulphides and boudin morphology

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

The sulphides occur in a variety of forms, predominantly within boudinaged quartz veins or on their edges, and in the necks of the boudins. Some sulphides (pyrite, arsenopyrite, and pyrrhotite, very rare chalcopyrite and sphalerite, no galena) are also present in the host shales as centimetre to metre scale veinlets and disseminations in the vicinity of the sulphide bearing quartz veins (Oliver et al., 2015).

Boudinaged Quartz ± Carbonate ± Sulphide Veins.

The second characteristic feature of Paracatu mineralization is the occurrence of quartz ± carbonate ± sulphide veins that are boudinaged to various degrees.

Boudins make up, on average, 8% to 10% by volume of the mineralized rock, though there are wide variations across the orebody. The central part of the orebody may contain greater than 20% of “boudins” , but at the margins volumes drop off to 1% to 2% or less. Boudins and their immediate host rocks contain more than 90% of the sulphides and gold, based on comparison of bulk ore analyses, boudin analyses, and spatial analysis of boudin/vein distribution (Oliver et al., 2020).

Deformation has produced distinctly separated boudins, distributed along linear trains at a low angle to the bedding of the host stratigraphy. These structures were affected by predominantly oblate flattening strains, producing “chocolate-tablet” boudinage, with less common examples of simple log-like boudins expected from a plane strain deformation (Oliver et al., 2015).

Gold occurs either as free gold or electrum. Microscopic analysis indicates that 92% of the gold at Paracatu is free milling with less than 8% encapsulated by sulphide grains or silica.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

8.	DEPOSIT TYPES

The Morro do Ouro is a metamorphic gold system with finely disseminated gold mineralization hosted within metasedimentary rocks.

Gold mineralization was introduced syn-tectonically as the result of metamorphic alteration during thrusting of the Morro do Ouro Sequence over the rocks of the younger Vazante Formation (Figure 8-1). Structural interpretation suggests that mineralization was precipitated within a high strain zone where silica and carbonate were depleted from host phyllites, resulting in an increase in graphite content that may have acted as a chemical trap, precipitating out gold and sulphide mineralization remobilized during the metamorphic alteration of the Morro do Ouro Sequence.

The deposit has extraordinary lateral and longitudinal continuity. Most exploration efforts at the Morro do Ouro mine and surrounding areas have sought to better define the longitudinal continuity of mineralized phyllites at depth, to the west of Rico Stream and the lateral limits that constrain the economic mineralization.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

A
WSW
Zone of anomalous flattening strain
ENE
Zone of plane strain
Original orebody?
Canastra
basement
B
Paracatu Fm
Serra do Landim Fm
C
D
WSW
ENE
0 20 40 60 80 100
Metres

A: 3-D schematic view of the inferred transport of the orebody from west-southwest of its current position up onto the ramp-flat section of a major thrust where the Canasta Group was thrust over the Vazante (brick pattern).

B: Main ore genesis stage, schematic inferred configuration of the early-formed laminated ore veins (type A, black), and surrounding alteration halo (shaded) at the onset of thrusting driven from the west-southwest.

C: During progressive thrusting (barbed arrow), early-formed veins folded and began to attenuate, some new veins formed (type B, white), and the package became progressively flattened.

D: At high strains, the orebody, its veins, and many parts of the bedding were transposed nearly parallel to the intense, composite shear foliation, and developed anomalous flattening strains, distended boudins, and the current attributes of the orebody. Later gentle folding is not shown.

KINROSS

Kinross Gold Corporation

Paracatu Gold Mine

State of Minas Gerais, Brazil

Source: Oliver et al. 2015.

Figure 8-1: Schematic diagrams illustrating the proposed mechanism of formation of the Morro do Ouro deposit

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

9.	EXPLORATION

9.1	Mining Leases

Since Kinross acquired the Project in 2003, KBM has completed a significant amount of drilling within the main mining area. Section 10 of this Technical Report documents drilling activities on the Property.

9.2	Exploration Licences

KBM restarted a regional exploration program along the Paracatu Trend in 2020 to search for mineralization potential that could realize synergies with the current plant and mine operations that exist in Paracatu.

KBM has a total of 86 active exploration permits that cover a total area of 119,406 ha. These titles predominantly sit over the same host rock as the Paracatu Mine, a carbonaceous-rich phyllite, and extend up to 50 km from the current mine operations.

The work carried out over the last five years has included a baseline of stream sediment sampling, rock and soil sampling, with reconnaissance geological mapping. Mapping work covers the entire mineral title package at a scale of 1:30,000 with areas of interest revisited for higher resolution mapping at a scale of 1:10,000 or better.

This work generated first-pass anomalies that were then followed up using geophysical surveys. Over the last few years, the exploration team carried out a ground-based gravity survey and then an induced polarization (IP) and resistivity survey. To supplement these surveys, the exploration team conducted a remote sensing survey, including Light Detection and Ranging (LIDAR), to provide additional information on the structural controls and exploration potential throughout the trend.

These new results were combined with historical information from the acquisition of the Project in 2003/2004 by Kinross along with other readily available public sources of data.

With all of these combined datasets, the exploration team has been systematically drill testing targets that have been ranked using an in-house system of potential and prospectivity based on a Morro do Ouro mineral systems model.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

10.	DRILLING

10.1	Drilling Programs

At the start of mining the Morro do Ouro orebody, exploration campaigns focused on the upper levels of the orebody, within 25 m to 30 m of surface. As mining advanced, deeper drilling campaigns were required to better model the orebody. Drilling grids vary by sector, where a 50x50m grid is used in the northeast sector and a 75x75m grid in the southwest.

Drilling programs were completed primarily by Rio Tinto until 2004. Since 2005, all campaigns have been carried out by KBM or under its supervision. The drilling activities were conducted by various drilling contractors and supervised by geological staff. In 2013, KBM purchased two drill rigs (Figure 10-1). Table 10-1 summarizes the drilling program history, and Figure 10-2 shows the drill hole distribution across the Mine area.

Figure 10-1: Drill rig operated by KBM team in pit area

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Table 10-1: Drill hole database summary

	Mine Related and Regional Exploration Drilling
Decade	Hole Diameters	No. Holes	Length (m)
1980s	6”, 1m (wells)	595	11,337
1990s	6”	437	14,199
2000s	HX (3”), HQ, HTW, NQ	660	68,733
2010s	HTW, HQ	3,311	161,169
2020s	HQ	648	104,417
	Total	5,651	359,855

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

N
Year:
< 2023
2024
2025
KINROSS
Kinross Gold Corporation
Paracatu Gold Mine
State of Minas Gerais, Brazil
Plan View of Paracatu Mine showing existing drill hole collars relative to December 2025 pit topography
0 250 500 750 1000 1250
Metres

Source: SLR 2025.

Figure 10-2: Plan view of Paracatu Mine showing existing drill hole collars relative to December 2025 pit topography

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Core diameters for holes drilled by Kinross between 2005 and 2025 included HX (76.2 mm), HQ (63.5 mm), HTW (70.9 mm), and NQ (47.6 mm).

Core was collected continuously from the collar. Metal tags were placed in the core trays and labelled according to the drill run. All core boxes were clearly labelled with the hole number and drilled interval. Lids were nailed on each core box at the drill site to facilitate transport to the core shed logging facility.

Drill reports identified all zones of broken ground, fault zones, and water gain or loss. Water gain or loss was almost non-existent. Rusty water seams in the mineralized zone horizon were extremely rare, suggesting that active water flow occurs almost exclusively in the weathered zone.

10.2	Logging Procedures

Drill core logging is recorded in the acQuire system. All pertinent features are logged, including lithology, alteration, weathering, structure, boudins, percent sulphides, etc. Currently the transcription is checked by site geologists prior to entry in acQuire to ensure that logged fields match expected codes. Any changes made must be noted as revisions in the logs so that they can be checked against the acQuire database.

10.3	Collar Surveys

Drill hole length varies from 10 m to approximately 600 m (west of Rico Stream). All drill hole collars were established in the field by mine survey using standard Trimble R8 or R10 GPS system. The drill holes are surveyed as close as possible to the collar coordinates established by the surveyors with most holes being surveyed within five metres of their planned location.

10.4	Downhole Surveys

Since 2015, azimuth and inclination have been surveyed for all drill holes longer than 100 m. Drill holes shorter than 100 m in downhole length are considered vertical.

All drill setups (-85° to -90°) are checked by KBM geologists before drilling starts, with geologists also controlling the hole completion depths. Since 2018, the hole completion criterion has been a minimum of 24 m of barren core, with no significant sulphidation and no boudins, beyond the interpreted footwall contact.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

10.5	Core Recovery

Some campaigns prior to 2005 do not have sufficient recovery information. Post 2005, most diamond surveys on gold estimation campaigns have included recovery information. Low sample recovery is highly correlated with weathered (friable) rock and soil saprolite zones. Global recoveries are reported to be greater than 95%.

10.6	Comments on Drill Programs

In the opinion of the applicable QP, the quantity and quality of the lithological, geotechnical, collar, and downhole survey data collected in exploration and infill drill programs are sufficient to support Mineral Resource and Mineral Reserve estimation as follows:

•	Core logging meets industry standards for gold exploration.

•	Collar surveys have been performed using industry standard instrumentation.

•	Down hole surveys have been performed using industry-standard instrumentation.

•	Recoveries from core drill programs are acceptable.

•	Drilling is normally perpendicular to the strike of the mineralization, which is appropriate for the mineralization style and orebody geometry. Depending on the plunge of the drill hole, and the dip of mineralization, drill intercept widths are typically greater than true widths.

The applicable QP is not aware of any drilling, logging, sampling, or recovery factors that could materially impact the accuracy and reliability of the results.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

11.	SAMPLE PREPARATION, ANALYSES, AND SECURITY

KBM has established detailed protocols for the collection, preparation, analysis, and custody of drill core and blast hole samples at Paracatu.

11.1	Sampling Methods

Diamond drill core (DDH, long-term resource definition) samples are transported directly from drill sites to the secure core facility located within the Mine compound. Core boxes are weighed and checked for completeness, recovery, and depth markers. Geologists conduct systematic lithological and geotechnical logging, mark sampling intervals, and photograph the core prior to cutting. Magnetic susceptibility readings are collected at one-metre intervals using a Terraplus KT-20 instrument. The collected image data has been systematically stored in ImagoTM Seequent Software since 2023.

The diamond drill holes are sampled with the full core submitted for analysis. For geological archive, KBM routinely retains three pulverized pulp aliquots of approximately 150 g each, as described in section 11.2. Standard sample intervals were historically set at one metre, representing approximately 83% of historical samples; however, since 2018, three-metre composites are prepared, as internal work showed the longer interval to better reflect the high continuity and low average grade of the deposit. Reference fragments of 8 cm to 10 cm are retained for density determinations spaced 4 m along the logged drill hole.

Blast hole (BH, short-term control) cuttings used for ore control are dried, homogenized, and split using riffle or rotary splitters to obtain sub-samples of approximately 2 kg to 2.5 kg. Duplicates are routinely produced for grade control samples and are generated either by quartering the dried and crushed material or by re-splitting coarse rejects with a rotary splitter.

11.2	Sample Preparation and Analysis

Sample preparation and assaying are conducted at the on-site KBM laboratory. Although the facility is not formally accredited (e.g., ISO/IEC 17025), it operates under documented internal protocols, participates in regular quality assurance/quality control (QA/QC) programs, and is subject to periodic audits and external laboratory checks to ensure analytical reliability. As part of these external verification procedures, the laboratory also participates in the Geostats Round Robin proficiency testing program, a widely recognized international benchmark for analytical performance.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Round Robin Proficiency Testing

The Geostats Round Robin program is a widely recognized international proficiency testing scheme that provides valuable benchmarking information for both mining companies and analytical laboratories. Established in 1992, the program has grown to become an industry standard for independently assessing laboratory performance.

Through these surveys, mining operations gain insight into the availability and capabilities of external analytical services, while participating laboratories are able to evaluate their own performance relative to peer facilities worldwide. Many laboratories use the program’s results as a key component of their ongoing quality control and continuous improvement processes.

The proficiency tests are conducted twice per year, in April and October, and currently involve participation from more than one hundred laboratories across multiple regions. KBM’s internal results for the 2025 participation reported 100% approval for both gold and sulphur determinations, reinforcing the reliability of the laboratory’s analytical practices.

Drill Hole

DDH samples weigh approximately 25 kg to 30 kg. They are dried, subjected to primary and secondary crushing to 95% passing 3.35 mm, and split using a rotary splitter. At this stage, 3 kg to 4 kg is removed for Bond Work Index (BWI) composites and test work. The remaining material is crushed to 95% passing 2.36 mm and split again, producing two portions: a 3 kg to 4 kg geometallurgical archive sample and a 2 kg to 2.5 kg split for pulverization to 95% passing 150 µm. The pulverized pulp is divided into five aliquots of approximately 150 g, including one used for Acid Neutralizing Capacity (ANC) composites, one submitted for chemical assay, and three retained in the geological archive (Figure 11-1).

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Source: Kinross, 2025

Figure 11-1: Flowchart of Geology sample preparation – DDH

The assay aliquot is further divided into three 50 g charges that are routinely analyzed by fire assay with atomic absorption (AA) finish, in accordance with Agoratek International Consultants Inc recommendations (François-Bongarçon, 2005). Historically, six aliquots per sample were analyzed to mitigate the nugget effect; however, the 2005 review concluded that three aliquots are sufficient for long-term samples.

Pulverized pulps are mixed with a litharge-based flux and fused at approximately 1,150°C. Precious metals are collected in a lead button, which is then cupelled at approximately 950°C to produce a gold-silver prill. The prill is digested in nitric acid at 150°C to 200°C, after which silver is precipitated as silver chloride by the addition of hydrochloric acid. The resulting solution is analyzed for gold by atomic absorption spectrophotometry (AAS), with calibration curves selected according to the expected grade range.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Geology samples are routinely assayed in triplicate, while production, geometallurgical, and process samples are assayed in duplicate. Individual aliquot results are captured in the Laboratory Information Management System (LIMS) and acQuire automatically calculates and records the mass-weighted mean. Negative values are replaced with 0.009 g/t Au, equivalent to the analytical detection limit.

Assay batches are reviewed and approved by the database administrator. For routine samples, the maximum permissible spread between aliquots is 100% (calculated as the highest minus the lowest result, divided by the lowest result). If this threshold is exceeded, the sample must be re-assayed, except in cases of total fusion samples, where different criteria may apply as agreed with the client.

Certified reference materials and blanks are routinely inserted into the sample stream to monitor accuracy and contamination.

Bond Work Index

Original samples of 1 m or 3 m length are reconstituted into 12 m intervals equivalent to the current bench height, following sample crushing. The BWI test is then performed at the Kinross Process Laboratory following standard methodology.

Blast Hole

Approximately 10 kg of BH samples are dried at 100°C to 180°C, crushed to 95% passing 2.36 mm, and homogenized. Samples are split using a rotary splitter, and a 2.5 kg portion is pulverized to 95% passing 150 µm before being divided again into two aliquots of approximately 95 g to 110 g. One aliquot is submitted for chemical analysis, where two 50 g charges are assayed by fire assay with AA finish, and the second aliquot is retained in the geology archive (Figure 11-2).

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Source: Kinross, 2025

Figure 11-2: Flowchart of Geology sample preparation – blast hole

11.3	Sample Security

Sample integrity is safeguarded from the drill site through analysis. Core boxes are secured with wooden lids prior to transporting them to the logging facility. After sampling, individual bags are sealed with tamper-proof tags and stored in locked facilities under geological supervision. All shipments to the laboratory are accompanied by sample transmittal forms, ensuring reconciliation upon receipt. Chain of custody is strictly maintained by KBM employees or authorized couriers. Analytical results are transferred electronically via LIMS and acQuire, minimizing the risk of transcription errors.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Prepared pulps and coarse rejects are retained in secure storage, with disposal carried out according to defined timelines. Short-term materials including BH, PSAT, QTZ, and AMESP are discarded six months after preparation. Long-term materials including K, CP, and clay samples are discarded no earlier than one year after preparation. Table 11-1 provides a summary of short-term and long-term materials and their source.

Table 11-1: Short-term and long-term material description

Short-term		Long-term
Abbr (in Portuguese)	Description	Abbr (in Portuguese)	Description
BH	Blast Hole, Ore Control Project	K	Kinross – long-term drilling
PSAT	Santo Antônio Tailings samples– tailings dam samples	CP	Short-term drilling
QTZ	Quartzite – crushed stone collected from mobile crushing		Clay samples
AMESP	Special Sample – Ore Control Project blast holes, name used at the beginning of the project

Most samples were 1 m long until the end of 2017. Since 2018, a 3 m length was applied resulting in 27 kg core samples. The samples are crushed to 95% passing in 8 mesh (2.36 mm) and homogenized. Approximately 6 kg of sample is stored as coarse reject and 4.5 kg is discarded. The remaining 2.5 kg is split and pulverized to 95% passing 100 mesh (150 µm). This sample is homogenized and three 50 g aliquots are selected for fire assaying with an AA finish. The remaining pulverized sample is discarded. These processes are performed in on-site laboratories. The results are based on the weighted average of the three aliquots to decrease the assay variability inherent in the low grade nature of the deposit.

Until 2005, Kinross reduced the nugget effect by combining results from six separate fire assays of 50 g sample aliquots. Each sub-sample was fire assayed followed by an AA finish. In June 2005, Kinross commissioned Agoratek International Consultants Inc to conduct a review of exploration sampling procedures and to assess the requirements for six 50 g aliquot assays per sample (François-Bongarçon, 2005). Agoratek International Consultants Inc, led by Dominique François-Bongarçon, a recognized expert in sampling, reviewed the sampling procedures and concluded that three 50 g aliquots would be sufficient for the purposes of the exploration program. Since then, three sub-samples have been used.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

11.4	Quality Assurance and Quality Control

Quality assurance (QA) provides evidence that assay data exhibits precision and accuracy within industry-accepted limits for the applied sampling and analytical methods, ensuring confidence in the resulting resource estimate. Quality control (QC) refers to the procedures implemented to maintain appropriate quality standards throughout the processes of sample collection, preparation, and analysis.

KBM’s QA/QC program at Paracatu site includes the following components:

•	Accuracy assessment – through regular insertion of standards or certified reference materials (CRMs) with known grades and compositions (one CRM inserted for every seven samples).

•	Contamination control – through systematic insertion of blank samples (one blank inserted for every seven samples).

•	Precision assessment – via insertion of field duplicates in the sampling process (only in blast holes).

•	External laboratory checks – periodic submission of selected pulp (archive) samples to an independent ISO-accredited secondary laboratory (ALS) to verify primary laboratory (KBM) performance.

The KBM laboratory procedure includes the insertion of CRMs and blanks. At least one blank and one CRM are inserted with each analytical batch of 21 aliquots (from seven samples). Figure 11-3 summarizes the analytical workflow and quality control framework applied during sample preparation and analysis. Blanks and CRMs are inserted at an approximate rate of 12% each, with coarse duplicates, pulp duplicates, and external check samples inserted at rates of approximately 2.5%, 5%, and 5%, respectively.

Results are statistically analyzed and if they lie outside the acceptable range, all the samples within the batch are repeated. Other checks are also conducted throughout the fire assay process, such as lead recovery to the buttons and silver recovery for the prills. The analyses are repeated if recoveries are below the established criteria.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

QAQC - KINROSS BRASIL MINERAÇÃO - DD (LONG TERM SAMPLES)
1 Selecionar Projeto
DD
2 Selecionar Ano
Todos
Start
Sample Laboratory Process
~30 Kg (100%)
Temp.°: 100 – 180°C
8-10 horas
Drying
~30 Kg (100%)
Primary Crushing
~30 Kg (100%)
Granulometric control: 95% < 3.35mm
Secondary Crushing
Quartering (rotational)
~3- 4 Kg
BWI test
Granulometric control: 95% < 2.36mm
Restante (~25 Kg)
Crushing
1 Rate ANC Test
150g
Will be divided into 3 50g rates on LAB.
Pulverization
~2 - 2.5 Kg
Granulometric control: 95% < 0.150mm
Quartering (rotational)
~3- 4 Kg
GM Essay
2 Rates to Files
1 Rate Laboratory
LEGEND
Gold Analysis Circuit – Steps WITHOUT mass reduction
Gold Analysis Circuit – Steps WITH mass reduction
QA/QC Controls – Long Term
Additional Analyses – BWI / GM / ANC
External Check
External Check (Third-Party Lab)
Purpose: Confirm main lab reliability.
Frequency: ~5%
Evaluation: Compare results with certified lab (bias analysis).
Accepted BIAS limit: < 10%
Pulp Duplicate
Pulp Dup
Purpose: Assess analytical precision (same pulp).
Frequency: 100% stored, ~5% analyzed.
Evaluation: Compare two results from same pulp.
Accepted limit: RPD < 10–15%
Blanks
Blanks
Purpose: Detect contamination in sample preparation or analysis
Frequency: ~12%
Evaluation: Result must be below detection limit (LOD).
Accepted limit: < LOD (up to 5× LOD for Au may be tolerated).
Standards
Standards (Certified Reference Materials – CRMs)
Purpose: Check analytical accuracy (systematic bias)
Frequency: ~12%
Evaluation: Compare result vs certified value
Accepted BIAS limit: ±10% (±20% triggers rejection).
Coarse Duplicate
Coarse Dup
Purpose: Assess sample preparation precision (homogenization).
Frequency: ~2.5%
Evaluation: RPD or CV between two coarse splits.
Accepted limit: RPD < 15%, CV < 20%.
Blanks Error Limit (%) by Year
Standards Means Bias (%)

KINROSS

Kinross Gold Corporation

Paracatu Gold Mine

State of Minas Gerais, Brazil

Source: Kinross 2025.

Figure 11-3: Flowchart of long-term sample preparation, analysis, and quality control protocols

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

2025 SLR Audit

At the request of KBM, in 2025, SLR conducted a data verification exercise, as well as a compilation and review of QA/QC procedures and results at Paracatu as part of a larger audit of the Mineral Resources and Mineral Reserves.

SLR reviewed QA/QC data spanning from 2020 to 2025. This review included both independent verification of the data and assessment of internal reports prepared by KBM, which document the ongoing QA/QC results throughout the period.

SLR determined the QA/QC protocols in place at Paracatu to be appropriate and consistent with standard industry practices and is of the opinion that the drill hole database is reliable and suitable for use in the estimation of Mineral Resources.

Certified Reference Material

Results from the routine submission of CRMs were used to identify potential issues in specific batches and to monitor long-term biases at the primary assay laboratory. The QA/QC program applied certified means and standard deviations (SD) to establish warning and failure thresholds. CRM results outside ±3SD were classified as failures. Warnings were triggered when two or more consecutive results fell between ±2SD and ±3SD. Persistent warnings were flagged for investigation, as they may indicate analytical drift.

Overall, the performance of CRMs indicates results consistent with expectations. Most standards returned mean values within ±5% of certified values. Very low grade CRMs G908-1 (Figure 11-4) and G310-3 (Figure 11-5) exhibited negative biases >10%, exceeding the typical acceptance threshold, though precision remained stable. This underestimation at very low concentrations should continue to be monitored.

High-grade standards demonstrated good accuracy, with reduced biases and very few failures (e.g., G923-8 in Figure 11-6).

Outliers were identified in OREAS 600/600b, which may have been mislabelled as OREAS 601/601b; this requires investigation and database correction, with a clear record of modifications maintained.

The QP is of the opinion that CRM results support the validity of the assays for use in resource estimation.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Table 11-2: CRM performance summary – 2020 to 2025

CRM	Period	Samples (Count)	Mean (g/t Au)	Expected Value (g/t Au)	SD	Warnings (Count)	Warnings (%)	Failures (±3SD) (Count)	Failures (%)	Bias (%)
G908-1	2019–2025	162	0.053	0.060	0.01	0.00	0.00	0	0.00	-11.31
G310-3	2024–2025	91	0.059	0.070	0.02	0.00	0.00	0	0.00	-16.34
OREAS 507	2024–2025	178	0.178	0.176	0.01	6.00	3.37	6	3.37	1.25
OREAS 600b	2021–2025	224	0.207	0.204	0.01	7.00	3.12	3	1.34	1.44
G908-2	2020–2025	170	0.212	0.210	0.01	8.00	4.71	1	0.59	0.97
OREAS 600	2020–2021	53	0.212	0.200	0.01	2.00	3.77	1	1.89	5.89
G311-3	2021	4	0.232	0.270	0.02	0.00	0.00	0	0.00	-14.17
G912-5	2020	18	0.374	0.380	0.02	0.00	0.00	0	0.00	-1.67
G314-10	2020–2025	193	0.381	0.380	0.02	8.00	4.15	3	1.55	0.21
G311-7	2020	17	0.401	0.400	0.03	0.00	0.00	1	5.88	0.18
G916-4	2019–2020	3	0.509	0.510	0.02	0.00	0.00	0	0.00	-0.26
G398-4	2019–2022	47	0.659	0.660	0.05	0.00	0.00	0	0.00	-0.08
G320-10	2022–2025	110	0.668	0.650	0.03	0.00	0.00	5	4.55	2.83
G915-6	2021–2025	169	0.676	0.670	0.04	0.00	0.00	2	1.18	0.90
OREAS 620	2020–2025	307	0.699	0.685	0.02	19.00	6.19	2	0.65	2.10
OREAS 601b	2020–2021	115	0.759	0.775	0.02	9.00	7.83	2	1.74	-2.11
OREAS 601	2020	38	0.783	0.780	0.03	4.00	10.53	0	0.00	0.39
G312-1	2019–2025	140	0.895	0.880	0.09	0.00	0.00	4	2.86	1.71
G312-2	2019–2025	85	1.572	1.510	0.13	0.00	0.00	1	1.18	4.13
G923-8	2024–2025	53	2.272	2.260	0.19	0.00	0.00	2	3.77	0.53

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Figure 11-4: Gold control chart for CRM G908-1 (2020-2025)

Figure 11-5: Gold control chart for CRM 310-3 (2024-2025)

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Figure 11-6: Gold control chart for CRM G923-8 (2024-2025)

Blank Material

Blank samples were inserted routinely to monitor contamination and sample swaps. Coarse blanks consisted of limestone and quartz sourced locally, without certified values. The failure criterion was any result greater than 0.036 g/t Au. Of 2,171 blanks submitted, only five failures (0.23%) were recorded, one of which is likely a mislabelled standard (Figure 11-7). These results confirm contamination was not a material issue.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Figure 11-7: Gold coarse blank sample performance

Field Duplicates

Field duplicates were used to monitor preparation and assay precision while also capturing natural variability. For BH samples, field duplicates are collected directly in the field by cutting the sample pile in a direction orthogonal to the original primary cut, ensuring that the duplicate reflects inherent geological variability rather than splitting performed in the preparation laboratory. No duplicate samples were collected from diamond drill holes. A total of 6,419 duplicates were analyzed, of which 1,481 (23%) exceeded the ±30% relative difference threshold (HARD). The correlation between pairs was low (R = 0.19), reflecting the nugget effect and low average grades at Paracatu (Figure 11-8). These results are consistent with expectations for this type of deposit and are not used as batch acceptance criteria, but as indicators of variability and sample support.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Figure 11-8: Gold field duplicate precision control charts (2020–2024)

Check Assays

Between 2018 and 2022, a total of 408 external check assays were completed to evaluate the performance of the primary laboratory (KBM) against an accredited secondary laboratory (ALS). Pulverized pulp archive material generated during these campaigns was submitted to ALS in Belo Horizonte, Minas Gerais, to provide independent verification. Sample selection ensured spatial coverage across the deposit and grade representativity. Overall results indicate a correlation of R² = 0.704 and a mean bias of -3.3% This indicates that, on average, ALS reported slightly lower values than KBM. Annual differences are consistent with expectations for a low grade gold deposit affected by nugget variability. Results are summarized in Table 11-3.

Table 11-3: External check assay results by year

Year	No. of Samples	Mean Au KBM (g/t)	Mean Au ALS (g/t)	Bias
2018	48	0.358	0.334	-7%
2019	105	0.210	0.203	-3%
2020	129	0.279	0.262	-6%
2021	85	0.290	0.296	2%
2022	41	0.309	0.304	-2%
Total	408	—	—	-3%

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Evaluation by grade range indicates the following trends:

•	At grades <0.20 g/t Au, ALS reported higher values (8%).

•	At grades between 0.20 g/t and 0.60 g/t Au, ALS remained higher (1.22%).

•	At grades >0.60 g/t Au, ALS reported slightly lower values (-13%).

The two laboratories are generally in good agreement. Differences are small in the ranges most relevant for resource estimation, and the slight negative overall bias (-3.3%) is within expectations for gold deposits as illustrated in Figure 11-9.

CRMs and blanks submitted for external checks performed within control limits (93% pass rate for CRMs; 100% for blanks). The external checks confirm the reliability of KBM results and demonstrate consistent reproducibility across campaigns.

Figure 11-9: Check assay verification – KBM (primary) vs ALS (secondary), 2018–2022

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

11.5	Bulk Density

Density samples have been historically taken every 4 m as discrete samples of 10 cm to 20 cm of core and tested by the water displacement method using a Jolly balance.

Due to the difficulties in measuring density in friable material, a fixed value was assigned, based on in situ tests:

•	Soil = 1.6 t/m³

•	Saprolite = 1.8 t/m³

Only the densities of the transition zone and fresh rock domains were considered for estimation. In the case of unestimated blocks, the mean of the samples in each domain was used:

•	Transition zone = 2.45 t/m³

•	Fresh Rock = 2.75 t/m³

11.6	Conclusions and Recommendations

In the applicable QP’s opinion, the sample preparation, analysis, and security procedures at Paracatu are adequate for Mineral Resource estimation. Based on QA/QC results from 2020–2025, the overall precision and accuracy of recent assay data are acceptable.

CRMs demonstrated generally good performance, with most standards returning mean values within ±5% of certified grades. Very low grade standards exhibited higher negative biases (>10%) but with stable precision, indicating that performance should continue to be monitored or that more suitable low grade CRMs should be adopted. Blank insertions confirmed that contamination is not a material issue, although occasional sample mislabels were noted and should be corrected with full documentation. Field duplicates showed the expected high scatter related to the nugget effect and low grades typical of Paracatu, confirming their role as indicators of natural variability rather than analytical precision.

External check assays completed between 2018 and 2022 confirmed the reliability of KBM as the primary laboratory. Results demonstrated good agreement with ALS, with minor biases (<7% globally) and consistent reproducibility across campaigns and grade ranges. SLR recommends that external check programs continue to be implemented in current and future campaigns to provide ongoing verification of laboratory performance.

Overall, the QA/QC program supports the validity of the assay database for use in the Mineral Resource estimate.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

12.	DATA VERIFICATION

Over the history of the Project, the resource database has been reviewed and verified during site visits and a series of verification exercises by different entities. The following verification activities have been undertaken by prior owners and Kinross and its consultants to ensure data quality and accuracy:

•	Rio Tinto applied a rigorous data verification process at Paracatu where the database was manually verified against original assay and field certificates. Rio Tinto also completed biennial reviews of its procedures and methodology. The 1998, 2000, and 2002 reviews concluded that the procedures met Rio Tinto’s corporate guidelines for resource modelling and reserve estimation.

•	RPM independently verified 10% of the data collected between 1999 and 2004 against original source documents. The holes were chosen at random and any errors against original sources were documented. No significant or material errors were identified. The KBM geology department recently verified 5% of the data collected between 2010 and 2012 against original source documents. This verification activity also did not identify any concerns regarding the quality or accuracy of the data or database.

•	As part of external auditing in 2006, 2009, and 2012, Roscoe Postle Associates Inc., now part of SLR, verified the gold values in the database with the assay certificates for a total of 1,192 assays from 13 drill holes. No significant errors were identified. RPA also checked the downhole survey values and found no significant errors (RPA, 2012).

•	As part of external auditing in 2025, SLR conducted a series of verification checks, detailed below.

o	SLR carried out cross-checks between the Paracatu assay database (20250623_Assay_LPCP_Au_As_S_Others SAMPLEID.csv) and the original KBM assay certificates. The database contains a total of 14,825 assays recorded from 2020 to the cut-off date of June 2025.

o	The verification covered 450 drill holes and included data from 2,191 regular assay certificates and 31 re-analysis certificates spanning the years 2020 to 2025. Gold values in the database are stored as the mass-weighted average of the three aliquots routinely collected and assayed.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

o	Of the total samples, 2,386 do not contain gold data, 3,306 do not contain arsenic data, and seven do not contain sulphur data. For gold, 12,409 records matched between the assay certificates and the database, while 30 samples showed discrepancies due to missing certificates that were not provided (likely re-analysis). No discrepancies were identified in arsenic or sulphur data. In some cases, samples were re-analyzed and the re-assay results replaced the original values in the database.

KBM has been improving the QA/QC methods and systems since the completion of 2014. These improvements provide confidence in the integrity of the geological/geochemical database.

Data used to support Mineral Resource and Mineral Reserve estimates have been subjected to validation, using software triggers that automatically check data for a range of data entry errors. Verification checks on surveys, collar coordinates, lithology, and assay data have also been conducted. The checks are appropriate, and consistent with industry standards.

The applicable QP is of the opinion that the Paracatu database is well managed and appropriately documented, and that its structure and maintenance practices are consistent with industry standards and adequate for supporting Mineral Resource estimation.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

13.	MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	Introduction

This section presents the metallurgical test work and mineral processing studies carried out to support the design and optimization of the Paracatu operation. The update integrates recent mineralogical and geometallurgical data obtained in 2023, complemented by clay characterization and spectral mapping studies completed in 2021.

Historically, extensive metallurgical investigations were performed during the original plant design and subsequent expansions, establishing the current flowsheet and recovery strategy. These earlier studies included comminution, flotation, and leaching tests, which provided the foundation for the operation’s well-proven processing approach.

The recent metallurgical program was designed to confirm the mineralogical characteristics of the Paracatu ore, evaluate gold occurrence and liberation, and assess the influence of clay variability on metallurgical performance. These studies have reinforced the understanding of ore complexity while validating the effectiveness of the current processing strategy. The results provide a sound basis for refining grinding, flotation, and leaching circuits and confirm that existing measures, such as optimized grind size and blending practices, have mitigated most of the previously identified risks. Additionally, the work supports the continued use of complementary flotation and highlights the value of supplementary classification tools for validation purposes, ensuring long-term operational stability.

13.2	Samples and Procedures

The 2023 program focused on a composite sample designated PL2, weighing approximately 100 kg, collected from active mining areas to represent the typical characteristics of ore. Earlier samples from Phase 9 (Argila) and Phase 10 (Padrão) were also considered for comparative purposes. In addition, a geometallurgical campaign in 2021 included 100 clay samples classified as problematic and non-problematic, aimed at understanding their mineralogical signatures and operational impact.

The experimental procedures followed standard protocols for mineralogical characterization and metallurgical testing. Particle size analysis was performed using wet screening and desliming techniques. Mineralogical studies employed Mineral Liberation Analyzer (MLA) integrated with Scanning Electron Microscopy (SEM)/Energy Dispersive X-ray Spectroscopy (EDS) for automated phase identification and liberation analysis, supported by X-ray Diffraction (XRD) for qualitative mineral identification. Heavy liquid separation tests were conducted at a density of 2.95 g/cm³ to evaluate gravity concentration potential. Spectral analysis using a TerraSpec® unit was applied to classify clays based on short-wave infrared (SWIR) absorption features, enabling rapid identification of problematic zones.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

The overall experimental workflow is illustrated in Figure 13-1.

Source: Kinross, 2023

Figure 13-1: Experimental flowchart

13.3	Mineralogical Characterization

The PL2 sample is predominantly composed of quartz and muscovite, which together account for more than 80% of the mass. Quartz represents approximately 48%, while muscovite contributes 33%. Carbonates, mainly siderite and ankerite, occur at 8.4%, and plagioclase at 4%. Sulphides represent 3.3% of the sample and consist primarily of pyrrhotite (63% of total sulphides), arsenopyrite (28%), and pyrite (9%). Minor phases include ilmenite, rutile, goethite, and trace phosphates.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Sulphur and arsenic are almost entirely associated with sulphides, while iron is distributed among carbonates (44%), sulphides (29%), and muscovite (10%). This mineralogical complexity has a direct influence on liberation behaviour and gold recovery.

The detailed mineralogical composition by size fraction is presented in Table 13-1 and a mineral composition chart, in Figure 13-2.

Table 13-1: Mineralogical composition by size fraction

Mineralogical Composition by Size Fraction – Mass %
Mineral	+0.010 mm	+0.15 mm	-0.15+0.074 mm	-0.074+0.037 mm	-0.037+0.020 mm	-0.020+0.010 mm
Sulphides	3.3	1	2.2	5.1	6.3	4
Goethite	0.9	0.4	0.8	1.1	1.2	1.1
Ilmenite	1.2	0.8	2.1	1.6	0.9	0.6
Rutile	0.3	0.2	0.3	0.4	0.4	0.4
Rutile	0.3	0.2	0.3	0.4	0.4	0.4
Muscovite	33	36	30	26	25	38
Other phyllosilicates	0.9	0.7	0.9	0.9	1	0.9
Plagioclase	4	4.4	4.1	3.8	3.9	3.7
Other silicates	0.2	0.2	0.3	0.3	0.3	0.3
Carbonates	8.4	6	7.3	8.5	11	10
Phosphates	0.4	0.2	0.3	0.3	0.4	0.7
Others	0.1	<0.1	<0.1	<0.1	<0.1	0.1

Sulphide Distribution - Mass %(Normalized to 100%)
Sulphide Type	Total+0.010 mm	+0.15 mm	-0.15+0.074 mm	-0.074+0.037 mm	-0.037+0.020 mm	-0.020+0.010 mm
Pyrite	9	23	16	8	4	6
Pyrrhotite	63	67	59	56	70	64
Arsenopyrite	28	9	25	36	26	30

Source: Kinross, 2023

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Source: Kinross, 2023

Figure 13-2: Mineral composition chart

13.4	Particle Size and Liberation

Liberation analysis indicates that sulphides exhibit a median grain size (D50) of approximately 26 µm, with pyrite reaching 46 µm and arsenopyrite 30 µm. The degree of liberation improves significantly in finer fractions. For the total +0.010 mm fraction, sulphides achieve 84% liberation when considering perimeter exposure. In the coarser fractions (+0.074 mm), liberation is limited to 45%, reflecting the presence of ternary associations with quartz and muscovite. These results confirm the need for fine grinding to ensure effective exposure of sulphide-hosted gold.

The liberation spectra for sulphides are illustrated in Figure 13-3 and quantitative liberation values at different thresholds are summarized in Table 13-2.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Source: Kinross, 2023

Figure 13-3: Sulphide liberation spectra (area and perimeter %)

Table 13-2: Liberation degree considering different sulphide fractions in particles (Total +0.010 mm)

Fraction of Sulphides in Particles (%)	>=85	>=90	>=95	100
Liberation Degree (% by Area)	87	87	86	83
Liberation Degree (% by Perimeter)	86	86	84	84

Source: Kinross – Characterization Report - RT LCT- 003-23 001 KINROSS Rev1.pdf

13.5	Associations and Textures

Sulphides occur predominantly as liberated particles in finer size classes, but in coarser fractions they form complex intergrowths with silicates and carbonates. Approximately 86% of sulphides in the total +0.010 mm fraction are classified as free, while the remainder occurs in binary or ternary associations. SEM/EDS imaging confirms the presence of arsenopyrite and pyrrhotite intergrown with muscovite and siderite, which explains the lower liberation in coarse material.

The distribution of association types is shown Figure 13-4.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Source: Kinross, 2023

Figure 13-4: Distribution of association types

13.6	Gold Characteristics in Clay Zones

Gold in clay zones is predominantly fine-grained, with particle sizes ranging from 1 µm to 30 µm and a median diameter of approximately 9 µm. Automated MLA analysis identified 185 gold grains distributed across 74 particles in heavy fractions. Microprobe analyses indicate an average composition of 81.5% Au and 18.5% Ag. Accessibility studies reveal that only 39% of gold grains have some perimeter exposed, while 52% are fully encapsulated within sulphides, mainly arsenopyrite and pyrite. This high degree of encapsulation underscores the importance of achieving adequate liberation prior to leaching.

The size distribution of gold grains is presented in Figure 13-5, and the accessibility classification is shown in Figure 13-6.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Source: Kinross, 2023

Figure 13-5: Size distribution of gold grains

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Source: Kinross, 2023

Figure 13-6: Accessibility classification chart

13.7	Gravity and Heavy Liquid Separation Tests

Heavy liquid separation tests performed on fractions above 0.010 mm demonstrated a concentration factor of approximately six for gold in the heavy product. The heavy fraction recovered 57% of the gold contained in the test sample, confirming the strong association between gold and high-density sulphides. These results support the potential use of gravity concentration as a scavenger step, although the fine size of gold grains limits overall efficiency.

The detailed results of heavy liquid separation tests are summarized in Table 13-3.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Table 13-3: Heavy liquid separation tests

Size Fraction (mm)	Product	% Mass (Test)	% Mass (Sample)	Au Grade (g/t)	As Grade (%)	S Grade (%)	Au Distribution (% Test)	As Distribution (% Test)	S Distribution (% Test)	Au Distribution (% Sample)	As Distribution (% Sample)	S Distribution (% Sample)
+0.15	Float	92.3	19.5	0.1	0.04	0.22	57.1	30.8	41.8	21.4	1.9	4.7
	Sink	7.7	1.6	0.91	1.08	3.6	42.9	69.2	58.2	16.1	4.3	6.5
	Total Calculated	100	21.1	0.16	0.12	0.48	100	100	100	37.4	6.1	11.2
	Total Dosed grade			0.22	0.10	0.45
-0.15 +0.074	Float	85.8	15.6	0.06	0.04	0.16	29	8.4	13.9	6.8	1.7	2.9
	Sink	14.2	2.6	0.84	2.65	5.9	71	91.6	86.1	16.7	18.6	17.6
	Total Calculated	100	18.2	0.17	0.41	0.97	100	100	100	23.5	20.3	20.5
	Total Dosed grade			0.16	0.39	0.96
-0.74 +0.037	Float	83.1	9.1	0.04	0.04	0.09	17.6	4.4	4.5	2.5	1.1	1.1
	Sink	16.9	1.9	0.83	4.23	9.57	82.4	95.6	95.5	12	23.6	22.5
	Total Calculated	100	11	0.17	0.75	1.69	100	100	100	14.5	24.7	23.6
	Total Dosed grade			0.16	0.78	1.84
-0.037 +0.020	Float	84.7	8.8	0.04	0.04	0.08	25.1	5.3	5.1	1.9	0.9	0.9
	Sink	15.3	1.6	0.59	3.95	8.57	74.9	94.7	94.9	5.8	16.1	16.3
	Total Calculated	100	10.4	0.12	0.64	1.38	100	100	100	7.7	17	17.2
	Total Dosed grade			0.09	0.57	1.41
-0.020 +0.010	Float	97.1	22.6	0.04	0.28	0.72	70.7	75.3	78.2	6.9	17.1	15.8
	Sink	2.9	0.7	0.54	3.11	6.75	29.3	24.7	21.8	2.9	5.6	4.4
	Total Calculated	100	23.2	0.05	0.37	0.9	100	100	100	9.8	22.7	20.2
	Total Dosed grade			0.05	0.34	0.74
Total +0.010	Float	90.1	75.6	0.06	0.11	0.33	42.6	25	27.3	39.6	22.7	25.3
	Sink	9.9	8.3	0.78	2.98	6.84	57.4	75	72.7	53.3	68.1	67.4
	Total Calculated	100	83.9	0.13	0.40	0.97	100	100	100	92.9	90.7	92.7

Source: Kinross, 2023

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

13.8	BWI and Throughput Model

The Bond Work Index (BWI) values range from approximately 8 kWh/t to 12 kWh/t for saprolite to 17 kWh/t to 18 kWh/t for quartzite.

BWI is measured in the on-site KGM laboratory. The BWI is estimated in the block model by kriging. Paracatu has conducted over 12,000 BWI tests, and hardness is well-defined in the Mine model.

A throughput versus BWI curve has been developed to predict throughput in plants based on ore hardness, as estimated by BWI. Continuous improvement principles have been applied to maintain and improve predicted plant performance, based on the BWI versus throughput curve.

Quartzite Impact on BWI

The quantity of quartzite present has an impact on BWI and other hardness characteristics of the ore. As a result, areas containing meaningful quantities of quartzite are identified in the mine, and a processing strategy has been implemented to optimally process these areas.

13.9	Geometallurgical Considerations – Clay Behaviour

Clay variability represents a critical factor in processing performance. Studies conducted in 2021 and 2023 revealed that problematic clays are enriched in kaolinite and iron oxides compared to non-problematic clays and fresh rock. Kaolinite content averages 3.69% in problematic clays, against 3.18% in non-problematic clays and 3.03% in fresh material. Fe₂O₃ grades follow a similar trend, reaching 7.12% in problematic clays versus 5.14% in non-problematic clays.

Sulphur content serves as a proxy for weathering intensity, with problematic clays containing only 225 ppm compared to 985 ppm in non-problematic clays and 4,490 ppm in fresh rock.

Spectral analysis using a TerraSpec® portable spectrometer was conducted to characterize clay mineral assemblages and assess potential impacts on flotation performance. The KaDiWtM index, derived from short-wave infrared (SWIR) absorption features, was applied to differentiate kaolinite, dickite, and white mica. Results indicated that KaDiWtM values greater than 1.006 are associated with problematic clays, while kaolinite abundances exceeding 25% correlated with adverse flotation behavior. Bench-scale mapping demonstrated strong agreement between TerraSpec® classification and flotation test outcomes, with predictive accuracy ranging from 70% to 90%.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

It is important to note that this methodology was not incorporated into routine geological workflows. Instead, the spectral data served as a validation tool for metallurgical test work, particularly flotation tests, which remain the primary basis for ore blending strategies. The TerraSpec® analysis, together with other mineralogical and geochemical evaluations, provided valuable confirmation of mineralogical trends and supported the interpretation of processing risks.

Figure 13-7 illustrates preliminary clay mapping results, showing the spatial distribution of problematic and non-problematic clay zones, B2 material, and fresh rock. These results are consistent with the geometallurgical model and confirm the effectiveness of spectral classification for identifying clay variability across mining phases.

The comparison between kaolinite content determined by XRD and TerraSpec® is shown in Figure 13-8.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

N
Legend:
Fresh Rock
B2
Non-Problematic Clay
Problematic Clay
KINROSS
Kinross Gold Corporation
Paracatu Gold Mine
State of Minas Gerais, Brazil
Preliminary clay mapping results

Source: Kinross 2025.

Figure 13-7: Preliminary clay mapping results

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Figure 13-8: Kaolinite comparison between XRD and Spectral geology data

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

The KaDiWtM index classification is presented in Figure 13-9.

Figure 13-9: KaDiWtM index classification

Figure 13-10 illustrates bench-scale clay classification using TerraSpec®, highlighting problematic and non-problematic zones within mining Phase 11. This example demonstrates how spectral data supports ore control and provides a basis for predicting clay distribution in upcoming mining phases.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

N
Legend:
Problematic Clay
Probable Clay Zone
KINROSS
Kinross Gold Corporation
Paracatu Gold Mine
State of Minas Gerais, Brazil
Bench-scale clay classification
(Phase 11)

Source: Kinross 2025.

Figure 13-10: Bench-scale clay classification (Phase 11)

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

13.10	Metallurgical Implications

The metallurgical behaviour of the Paracatu ore is influenced by three key factors: fine gold particle size, high encapsulation within sulphides, and significant variability in clay content. Gold grains are predominantly fine, with a median size of approximately 9 µm, and more than half are fully encapsulated in arsenopyrite and pyrite. This requires optimized grinding to achieve sufficient liberation before leaching. The BWI values originally reported in 2020 remain the basis for grinding design; however, continuous plant monitoring indicates localized variations in hardness, particularly in zones with increased oxidation and clay content.

Clay variability introduces additional complexity. Problematic clays enriched in kaolinite and iron oxides increase slurry viscosity, reduce flotation efficiency, and raise reagent consumption. These clays also correlate with lower sulphur content, reflecting advanced weathering. The evaluation of TerraSpec® spectral analysis demonstrated strong correlation with flotation test results, achieving predictive accuracy between 70% and 90%. While this technology proved effective for rapid clay characterization, it was applied primarily as a validation tool rather than for real-time ore control. Flotation test work remains the definitive basis for blending strategies. Furthermore, the operational significance of clay-related issues is expected to decline over the LOM due to the reduced proportion of weathered material in the feed and the implementation of balanced blending practices. This technology enables proactive ore blending strategies, reducing operational risks and improving metallurgical performance.

Overall, the processing circuit must address both liberation and clay control. Fine grinding and optimized carbon-in-leach (CIL) conditions are essential for gold recovery, while flotation remains a viable pre-treatment option for sulphide-rich zones. Real-time monitoring of ore hardness and clay content will be critical for maintaining plant stability and maximizing recovery.

13.11	Past Production

Table 13-4 summarizes the mine’s production performance and metallurgical recoveries over the last five years. The data reflect a consistent large-scale operation, with annual ore feed ranging between 54 Mt and 60 Mt, processed through two milling circuits.

Average head grades have remained relatively stable, fluctuating between 0.36 g/t and 0.42 g/t Au, which is typical for the Paracatu deposit. Despite grade variability, gold production has shown resilience, supported by continuous improvements in plant efficiency and recovery strategies.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Overall metallurgical recovery has increased steadily from 75.0% in 2020 to 80.1% in 2024, indicating incremental optimization of grinding, flotation, and leaching circuits. This improvement is significant given the ore’s challenging characteristics, including clay variability and fine gold dissemination.

The proportion of PSAT feed has ranged from 14.7% to 17.6% of total feed, reflecting operational adjustments to manage ore variability. Energy consumption per tonne has remained within expected ranges for large-scale SAG and ball milling, with Plant 1 averaging 10 kWh/t to 12 kWh/t and Plant 2 averaging 14 kWh/t to 16 kWh/t, consistent with industry benchmarks for similar ore hardness.

Table 13-4: Past production

Year	Total Feed Tonnage Mt	Average Grade (g/t)	Gold Produced - kg	Gold Produced - Oz	Overall Recovery (%)	PSAT Feed Mt	PSAT (% Feed)	Plant 1 Mill Energy kWh/t	Plant 2 Mill Energy kWh/t
2020	54.26	0.417	16,817	504,675	75.0	9.2	16.9	10.6	16.5
2021	60.05	0.368	17,050	548,165	76.2	10.5	17.6	10.0	15.3
2022	56.42	0.408	17,891	575,196	77.8	8.7	15.4	10.7	15.8
2023	60.18	0.389	18,228	586,043	79.0	9.2	15.3	10.7	14.6
2024	58.33	0.359	16,372	526,383	80.1	8.6	14.7	12.4	15.1

13.12	Deleterious Elements

The Paracatu orebody exhibits some deleterious characteristics that influence processing efficiency, operating costs, and environmental management. These include high ore hardness, variable clay content, fine gold dissemination, and the presence of certain chemical elements such as arsenic and sulphur.

The ore is highly competent, resulting in elevated grinding energy requirements (BWI > 15 kWh/t), which impacts operating costs and the carbon footprint.

Clay minerals are present in variable proportions and affect material handling, slurry rheology, and recovery performance. This necessitates pre-screening and additional process control measures, adding complexity to the flowsheet. Gold is finely disseminated within sulphides and gangue, requiring ultra-fine grinding and optimized flotation and leaching circuits to achieve recoveries above 80%.

Arsenic occurs primarily in arsenopyrite and other sulphide minerals. While concentrations are moderate (typically <0.1%), arsenic must be carefully managed during flotation and leaching to prevent environmental contamination and ensure compliance with discharge standards. Sulphur, typically ranging from 0.5% to 1.5%, is associated with sulphides and contributes to acid generation potential, requiring robust tailings and water treatment strategies.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

These deleterious factors collectively increase operational complexity and environmental risk, making continuous process optimization and strict adherence to compliance measures essential for sustainable operations.

13.13	Conclusions

The updated metallurgical test work reinforces the complex nature of the Paracatu ore and its implications for processing. Gold occurs predominantly as fine particles, with a significant proportion encapsulated in sulphides, requiring fine grinding and optimized leaching conditions. Liberation of sulphides improves markedly below 74 µm, confirming the continued relevance of flotation as a complementary step in the flowsheet. These findings validate the current circuit configuration and confirm that the adopted grinding and flotation strategy effectively addresses the ore’s mineralogical characteristics.

Clay variability, historically a major geometallurgical challenge, has been substantially mitigated. Earlier concerns related to problematic clays enriched in kaolinite and iron oxides, known to negatively affect flotation performance and increase reagent consumption, were addressed through comprehensive flotation test work and blending strategies. While elevated kaolinite content correlates with reduced metallurgical performance, the proportion of weathered material in the feed has decreased significantly over the LOM, and blending practices have proven effective in controlling variability. As a result, clay-related risks are now considered manageable and of limited operational significance. Spectral classification using TerraSpec® was evaluated as a supplementary tool for identifying clay-rich material. The technology proved effective in validating mineralogical trends observed in flotation tests, offering rapid characterization of problematic clays. However, this methodology was not adopted into routine geological workflows and is currently applied only as a validation technique alongside mineralogical and geochemical analyses.

The BWI values originally reported in 2020 served as the basis for comminution circuit design. The BWI model has since been updated with additional test results, improving the representation of hardness variability across the deposit. The revised kriging model reflects current mining phases and oxidation trends, ensuring accurate spatial distribution of BWI values for mine planning and circuit optimization. Continuous incorporation of plant operating data is recommended to maintain model accuracy and support future design adjustments.

In summary, the integration of updated mineralogical data, validated clay characterization, and continuous hardness monitoring has significantly reduced processing risks. These measures provide a robust framework for optimizing the Paracatu processing circuit, improving recovery, reducing variability, and supporting long-term operational efficiency.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

14.	MINERAL RESOURCE ESTIMATE

14.1	Summary of Mineral Resources

This section provides an update of the Mineral Resource estimate (MRE) from the previous Technical Report (Kinross, 2020) for the property. An updated block model was prepared using available information to mid-year 2025 and depleted to end of year 2025. Additional information collected from mid-year to end of year 2025 is not considered significant. The update was prompted by the need to integrate new data, incorporate small process improvements in the modelling and estimation process, and to align with corporate guidance related to metal prices.

Seequent’s Leapfrog Geo and Edge software were used to construct the geological model, estimation domains, block construction, and estimation. Micromine and Snowden Supervisor supported some transformation and geostatistical work.

The MRE is defined by six mineralized domains which represent nested grade shells ranging from 0.1 g/t Au. Samples were composited to six metres, and estimated in a standard nested approach, using ordinary kriging (OK) or inverse distance (ID). The model was validated using a combination of methods including visual comparison of block estimates and composites, swath plots using the nearest neighbour (NN) de-clustered distribution, as well as several geostatistical validation tools. An external audit was conducted in 2025 by SLR.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (CIM (2014) definitions) were used for Mineral Resource classification.

Mineral Resources are reported using a gold price of US$2,500/oz and a gold cut-off grade of 0.14 g/t. The pit optimization was generated using Datamine’s NPV Scheduler (NPVS) software and considers BWI and head grade impact on throughput, process recovery, and associated operating conditions. Mineral Resources are exclusive of Mineral Reserves and are reported between the EOY2025 topography and the optimized pit shell (Table 14-1). Figure 14-1 illustrates the extent of the Mineral Resources at Paracatu, shown exclusive of Mineral Reserves.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Table 14-1: Paracatu Mineral Resource estimate as at December 31, 2025

Class	Tonnes (kt)	Gold (g/t)	Gold Ounces (koz)
Measured	145,708	0.45	2,123
Indicated	183,489	0.24	1,399
Measured and Indicated	329,197	0.33	3,522
Inferred	6,383	0.22	44

Notes:

1.	CIM (2014) definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at a cut-off grade of 0.14 g/t Au.
3.	Mineral Resources are estimated using a long-term gold price of US$2,500 per ounce.
4.	A minimum mining width of 50 m was used.
5.	Bulk density estimated by domain and weathering unit.
6.	Mineral Resources are exclusive of Mineral Reserves.
7.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
8.	Mineral Resources are constrained by an optimized pit shell.
9.	Numbers may not add due to rounding.

The QP is not aware of any environmental, operational, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

N
Plants
Hydrometallurgical tailings pond
Highway
Paracatu City
Legend:
Exclusive Mineral Resources pit
0 250 500 750 1000
Metres
KINROSS

Kinross Gold Corporation

Paracatu Gold Mine

State of Minas Gerais, Brazil

Mineral Resources exclusive of Mineral Reserves

Source: SLR 2025.

Figure 14-1: Mineral Resources exclusive of Mineral Reserves

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

14.2	Comparison to Previous Estimate

Year over year changes to the MRE, exclusive of Mineral Reserves, are presented in Table 14-2. The principal reasons for the year over year changes can be attributed to:

•	Conversion of Indicated to Measured through infill drilling.

•	Resource shell and reserve design changes considering updated parameters and gold price.

•	Within the EOY2025 resource pit shell, the EOY2024 to EOY2025 block models shows an incremental variance of Measured and Indicated Mineral Resources (-1% in Au grade, -6% ounces, -5% tonnes). This is due to a marginally more accurate reflection of the underlying sample distribution, additions of low grade within Northeast region of the pit and redesign of the pit based on higher gold price (US$2,500/oz).

•	The principal difference in the models is a revised domaining approach, which partitions domains on different thresholds. This updated approach has driven better local estimation, improving stationarity for the domains in the model, and is considered an improvement over the EOY2024 model.

•	All other changes are attributed to mine depletion, class conversion, and engineering changes including design and gold price and where detailed in Section 15.

Table 14-2: Year over year changes to the Exclusive Mineral Resources

Change	Factor	Unit	Measured	Indicated	Meas + Ind	Inferred
Opening Balance (EOY2024)	Tonnage	(kt)	98,886	191,455	290,341	2,275
	Grade	(g/t Au)	0.48	0.26	0.34	0.28
	Ounces	(koz)	1,537	1,628	3,165	21
Closing Balance (EOY2025)	Tonnage	(kt)	145,708	183,489	329,197	6,383
	Grade	(g/t Au)	0.45	0.24	0.33	0.22
	Ounces	(koz)	2,123	1,399	3,522	44

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

14.3	Mineral Resource Cut-off Grades

Assumptions and inputs into the cut-off grade calculations for Paracatu are presented in Table 14-3.

Table 14-3: Cut-off grade inputs and assumptions

Inputs[1]	Units	Value
Resource Metal Price	US$/oz Au	2,500
Exchange Rate	BRL to USD	5.25:1
Processing Recovery[2]	%	64.5
Ore Mining Cost	US$/t mined	3.05
Waste Mining Cost	US$/t mined	3.11
Processing Cost[3]	US$/t milled	6.23
G&A Cost	US$/t milled	0.97
Royalties and Selling Costs[3]	US$/oz	56.89
Cut-off Grade	g/t Au	0.14

Notes:

1.	All costs include sustaining capital
2.	Recovery at cut-off grade
3.	Cost at BWI of 13 kWh/t
4.	Cost at metal price assumption

14.4	Resource Database

Drill hole data are stored and managed in an acQuire database, maintained on site and updated as new validated information becomes available. For the Mineral Resource estimate, drill hole data as available in mid-year 2025 were exported as comma separated (.csv) files and imported into Seequent’s Leapfrog software. A total of 173,836 samples, representing 178,944 m of diamond core, were valid and available for use in modelling and estimation work. Blast holes, channels, and trench samples were excluded from the estimation process.

Sections 11 and 12 outline the validation steps applied to the acQuire database. The QP confirms that the drill hole database is sufficiently validated and of adequate quality to support Mineral Resource estimation.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

14.5	Geological Model and Estimation Domains

KBM geological staff updated the gold estimation domains by constructing geological models in Leapfrog Geo. They conducted geostatistical analysis of raw and composited drill hole assay data, along with variography, using Snowden Supervisor. For the 2025 model, all stages from geological modelling, block modelling, through to grade estimation were completed in Seequent’s Leapfrog Geo and Edge, applying industry standard techniques.

The current estimation domains reflect years of operational knowledge and field experience, capturing both grade continuity and mineralization style. After testing alternative approaches, KBM geologists defined interpolation domains based solely on gold grades at 0.1 g/t, 0.2 g/t, 0.3 g/t, and 0.5 g/t thresholds. For 2025, a subtle difference in grade populations led to splitting the 0.3 g/t Au domain into two horizons, improving stationarity within assay populations. Other elements (e.g., S, As) were interpolated within weathering, combined with gold domains. Compositing was used to regularize gold, sulphur and arsenic data to three metres for the interpretation of the domains.

The domains form nested shells, where higher grade zones are refined within broader, lower grade envelopes, creating a hierarchical structure that transitions from outer low grade to inner high grade zones.

These domains were used as the main geometric control to estimate gold (Figure 14-2).

Table 14-4 summarizes the geological model criteria and characteristics.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Table 14-4: Estimation domain description

Geological Unit	Grade Range (g/t Au)	Boundary Type / Width	Description	Domain codes
Domain 0.1	0.1 – 0.3	Soft – 2 m	Gold grades between 0.1 g/t and 0.3 g/t, with soft boundaries to hanging wall, footwall, and adjacent domains. Exhibits low grade continuity and high variability.	0.1
Domain 0.2	0.2 – 0.3	Soft – 2 m	Gold grades between 0.2 g/t and 0.3 g/t, forming a localized lens with limited continuity.	0.2
Domain 0.3 Superior	0.3 – 0.5	Soft – 2 m	Erosional Domain: Associated with the Córrego Rico fault zone, gold grades range from 0.3 g/t to 0.5 g/t with high variability.	0.3 Sup
Domain 0.3 Inferior	0.3 – 0.5	Soft – 2.5 m	Mid-grade Shell: Refined within Domain 0.1, gold grades range from 0.3 g/t to 0.5 g/t. Represents the main ore envelope, containing Domain 0.5, and extends continuously along strike.	0.3 Inf
Domain 0.5 Superior	0.3 – 0.5	Soft – 3 m	Upper High Grade Shell: Refined within Domain 03, gold grades range from 0.3 g/t to 0.5 g/t. Forms the main ore envelope that includes Domain 0.5.	0.5 Sup
Domain 0.5 Inferior	0.3 – 0.5	Soft – 3 m	Lower High Grade Shell: Refined within Domain 03, gold grades range from 0.3 g/t to 0.5 g/t. Forms the main ore envelope that includes Domain 0.5.	0.5 Inf
Quartzite	Not estimated	Hard	Localized occurrences with minor prominence in the northwest and east portions of the pit. Almost totally mined out. It was not treated as a separate geostatistical domain in the updated model.	Q
Non-mineralized			Predominantly regions contemplating hanging wall and footwall without gold mineralization	Hanging wall and Footwall

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Looking Northwest
SW
NE
+900
+750
+600
+450
+300
+150
Hanging wall (FW)
Morro do Ouro Fm.
Footwall (FW)
Serra do Landim Fm.
Au (g/t):
≥ 0.8
≥ 0.6
≥ 0.5
≥ 0.3
≥ 0.19
≥ 0.15
≥ 0.01
0 75 150 225 300
Metres
Plunge 00
Azimuth 315
Kilometres
Domains:
0.1
0.2
0.3 Inf
0.3 Sup
0.5 Inf
0.5 Sup
HW
FW
Surface Slices:
Primitive topography
Topography Dec 2025
Pit shell Resources EOY25
Pit Reserve 2034 EOY25
KINROSS
Kinross Gold Corporation
Paracatu Gold Mine
State of Minas Gerais, Brazil
Cross section of new domain definition for gold estimation

Source: SLR 2025.

Figure 14-2: Cross section of new domain definition for gold estimation

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Weathering

Weathering models are applied in resource estimation and related variables (e.g., clay content, acid rock drainage (ARD), arsenic, sulphur, etc.), as well as for waste management and environmental assessments. The modelled weathering profile was interpreted based on the occurrence of clay recorded in drill logs.

The weathering model was updated in Leapfrog for 2025 using all validated data. As part of reinterpretation, saprolite horizon was subdivided into two zones to discretize regions with a sulphur grade above and below 0.2%, in order to segregate material for rehandling during mine closure, as shown in Figure 14-3.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Looking Northwest
SW
NE
Hanging wall (HW)
Morro do Ouro Fm.
Ore Zone
Footwall (FW)
Serra do Landim Fm.
+900
+750
+600
+450
+300
+150
0 75 150 225 300
Metres
Plunge 00
Azimuth 315
Kilometres
Weathering:
Soil
Saprolite 1
Saprolite 2
Transition Zone
Fresh Rock (HW)
Fresh Rock (Ore Zone)
Fresh Rock (FW)
Surface Slices:
Primitive topography
Topography Dec 2025
Pit shell Resources EOY25
Pit Reserve 2034 EOY25
KINROSS
Kinross Gold Corporation
Paracatu Gold Mine
State of Minas Gerais, Brazil
Vertical Section showing SW side of weathering profile

Source: SLR 2025.

Figure 14-3: Vertical Section showing SW side of weathering profile

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Quartzite Zone

Large quartzite boulders at Paracatu can lead to uncontrolled increases in the BWI of the process feed. In 2018, KBM reviewed geological data related to massive quartz occurrences within and around the pit. Coupled with field mapping and pit face exposure, the lateral extent and complex geometry of quartzite lenses were defined. A significant quartzite lens, up to 10 m thick, was identified in the northeast section of the pit, referred to as the “quartzite zone”. To date, most occurrences in the eastern part of the pit have been mined out. Figure 14-4 shows the modelled geometry of quartzite lenses. Since most of the quartzite mass was removed by 2020, it no longer represents a significant impact and does not warrant treatment as a separate geostatistical domain.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

N
0 125 250 375 500
Metres
KINROSS
Volume Solids:
Quartzite
Reserve
Resource
Kinross Gold Corporation
Paracatu Gold Mine
State of Minas Gerais, Brazil
Quartzite model showing remnant lens locations within reserve pit shell

Source: SLR 2025.

Figure 14-4: Quartzite model showing remnant lens locations within reserve pit shell

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

14.6	Statistical Analysis and Compositing

KBM performed various exploratory data analyses, including contact analysis and variography using Leapfrog and Snowden Supervisor software.

Gold

Of the assay intervals, 83% are of equal length and measure 1 m. Compositing was applied to reduce variability and ensure consistent support. Assays were composited using a 6 m length, which is half of the mining bench height. Composites honoured the mineralized domain boundaries. Small intervals (<3 m) resulting from the compositing were merged to match the total length inside the domains.

Capping analysis was completed on composited data and deemed necessary for gold only. Capping was assessed by log probability plots, histograms, and spatial analysis.

Gold assays were capped at approximately the 99th percentile, where a break in the distribution was observed in the curve. In the current MRE, each domain was analyzed individually. Histograms (Figure 14-5), cumulative frequency plots and sensitivity analysis (variance vs. cut-off) were examined to determine the impact of the grade cap (Table 14-5).

Table 14-5: Selected capped and uncapped gold statistics by domain

Domain	Capping Value (g/t Au)	Total Samples	Mean Uncapped Composites (g/t Au)	Mean Capped Composites (g/t Au)	Metal Loss (%)
0.1	1.00	11,991	0.227	0.225	-0.5
0.2	0.85	1,524	0.279	0.273	-2.1
0.3 Sup	0.90	989	0.380	0.371	-2.4
0.3 Inf	1.30	14,420	0.396	0.390	-1.5
0.5 Sup	1.40	2,452	0.664	0.661	-0.5
0.5 Inf	1.45	4,853	0.600	0.594	-1.0

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Figure 14-5: Grouped histogram of gold raw data and 6 m composites

Density

The bulk density, determined by the hydrostatic method, is a fundamental physical parameter used in mineral processing, geometallurgy, and tailings characterization. The method is based on Archimedes’ principle, in which the mass of a dry solid sample is measured in air and subsequently measured while immersed in a fluid, which is water. The difference between these measurements allows the calculation of the true solid density, supporting mass balance calculations.

KBM has collected a large density dataset, primarily from drill hole core. A total of 55,211 records were available and show a bimodal distribution, driven by weathering. Raw assays were capped following statistical review on length weighted density values. Density values were interpolated using inverse distance cubed (ID3) within grade and weathering units to estimate density in the block model. Density averages 1.6 t/m3 closer to surface and 2.75 t/m3 at deeper levels in fresh rock.

The methodology and validation of density estimation is discussed in Section 14.9.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Sulphur

Sulphur estimation was executed within combined sub-domains formed from weathering and gold mineralization domains. Figure 14-6 shows the spatial position of sulphur samples.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

N
Sulphur (%):
≥1.2
≥1.0
≥0.6
≥0.4
≥0.1
≤0.1
0 125 250 375 500
Metres
KINROSS

Kinross Gold Corporation

Paracatu Gold Mine

State of Minas Gerais, Brazil

Oblique view of drill hole sulphur samples

Source: SLR 2025.

Figure 14-6: Oblique view of drill hole sulphur samples

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Figure 14-7 shows a log scale histogram of the sulphur composite values, highlighting the bimodal distribution due to the presence of oxidized and fresh material.

Source: SLR 2025

Figure 14-7: Log-scale histogram of sulphur composite values

Acid Neutralization Capacity (ANC)

The Acid Neutralising Capacity (ANC) test is essential for evaluating the ability of the rock to neutralize acid generated by sulphide oxidation. It provides a quantitative measure of the buffering minerals (e.g., carbonates and silicates) present in the waste material. This is determined by the addition of a known amount of standardized hydrochloric acid (HCl) to an accurately weighed sample, allowing the sample time to react (with heating), then back titrating the mixture with standardized sodium hydroxide (NaOH) to determine the amount of HCl consumed by reaction with the sample.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

ANC results, together with sulphur quantification, support the prediction of acid mine drainage (AMD) risk. This information is critical for waste and tailings management, environmental risk assessment and closure strategies.

ANC sample values were composited to 12 m support. The ANC composite sample locations and values are presented in an oblique view in Figure 14-8.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

N
ANC
KgH2SO4/t (%):
≥30
≥25
≥20
≥15
≥10
≤10
0 125 250 375 500
Metres
KINROSS

Kinross Gold Corporation

Paracatu Gold Mine

State of Minas Gerais, Brazil

Spatial distribution of the ANC variable

Source: SLR 2025.

Figure 14-8: Spatial distribution of the ANC variable

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

14.7	Variography and Continuity Analysis

Variography was completed separately for all variables by domain.

Downhole variograms, using a lag distance equal to the composite length, were created for each of the domains and used to interpret the nugget value.

Experimental omni-directional and directional variography was developed using 70 m lag spacing and used to calculate best-fit models. Data points with fewer than 100 sample pairs in downhole variography or fewer than 350 pairs were ignored. Two spherical structures were used for both downhole and directional modelling.

While only gold variograms are presented in this report, a similar approach was taken for all other variables. For elements where ID has been used as the estimation technique, variogram models were still developed and used as the basis for the orientation and size of the search ellipsoid.

Gold

The low-grade domains were evaluated using omni-directional variograms to identify the appropriate ranges and orientations for the search ellipsoid. Although these variograms informed the search parameters, they were not directly applied in grade estimation. Instead, ID3 was used, with the objective of better preserving the natural grade variability characteristic of these low-grade domains. Three domains, 0.3 Inferior, 0.5 Inferior and 0.3 Superior, were interpreted using directional variography.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

A flattening technique (variation of unfolding) was applied to support variography and interpolant design using Micromine software and is illustrated in Figure 14-9.

Looking Northwest
SW
NE
Topographic surface
Real position
Flatten position
Facing Northwest
Section Azimuth 315 Plunge 00
Au (g/t):
≥ 0.8
≥ 0.6
≥ 0.5
≥ 0.3
≥ 0.19
≥ 0.15
≥ 0.01
0
250
500
750
1000
1250
Metres
KINROSS
Kinross Gold Corporation
Paracatu Gold Mine
State of Minas Gerais, Brazil
Sample data flattening procedure for use in variography
Source: SLR 2025.

Figure 14-9: Sample data flattening procedure for use in variography

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Final variogram models are listed in Table 14-6 and the experimental and modelled directional variograms are shown in Figure 14-10. All variograms rely on spherical models when supporting spatial search during interpolation procedures.

Table 14-6: Gold domain variogram models

		Normalized Sill			Structure (m)		Orientation[1] (⁰)
Domain	Direction (axes)	Nugget (C0)	C1	C2	1st	2nd	Dip	Dip Azi.	Pitch
	Major (U)	0.01	0.004	0.01	75	700	0	0	155
0.1	S-Major (V)	0.01	0.004	0.01	50	575
	Minor (W)	0.01	0.004	0.01	15	50
	Major (U)	0.02	0.009	0.02	75	700	0	0	155
0.2	S-Major (V)	0.02	0.009	0.02	50	575
	Minor (W)	0.02	0.009	0.02	15	50
	Major (U)	0.03	0.024	0.01	40	280	0	0	135
0.3 Inferior	S-Major (V)	0.03	0.024	0.01	25	200
	Minor (W)	0.03	0.024	0.01	8	30
	Major (U)	0.02	0.008	0.02	75	700	0	0	155
0.3 Superior	S-Major (V)	0.02	0.008	0.02	50	575
	Minor (W)	0.02	0.008	0.02	15	50
	Major (U)	0.03	0.021	0.01	85	650	0	0	120
0.5 Inferior	S-Major (V)	0.03	0.021	0.01	30	500
	Minor (W)	0.03	0.021	0.01	5	30
	Major (U)	0.03	0.014	0.02	90	650	0	0	140
0.5 Superior	S-Major (V)	0.03	0.014	0.02	90	500
	Minor (W)	0.03	0.014	0.02	10	40

1.	Leapfrog Convention

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

0.3 Inferior

0.5 Inferior

0.5 Superior

Source: SLR, 2025

Figure 14-10: Experimental and modelled directional variograms

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

14.8	Block Model

A non-rotated block model was constructed in Leapfrog Edge using origin and dimensions described in Table 14-7.

Table 14-7: Block model dimensions

	Origin			Blocks			Block Size (m)
Parameter	X	Y	Z	X	Y	Z	X	Y	Z
Model	6000	8200	56	256	196	70	25	25	12

The resource block model contains estimates for Au, S, density, and BWI, which support Mineral Resource and Mineral Reserve estimation and strategic business planning, as well as some secondary variables for internal use. Table 14-8 summarizes the 2025 model variables.

Table 14-8: Block model variable description

Variable	Description	Method
Weather	1-Soil, 2-Saprolite, 3-Transition, 4-Fresh rock	Wireframe Flag
Oxide	oxidation surface: 0 - below, 1 – above
Domain	domain (0.1, 0.2, 0.3, 0.5) and subdomain by dip (0.3 Superior, 0.3 Inferior, 0.5 Superior, 0.5 Inferior)
Clay	Presence of Clay
Au	Final gold value, g/t	OK, ID
Density	Final density, t/m3	ID
S	Final sulphur value, %	OK, ID
As	Final arsenic value, ppm	OK, ID
ANC	Final Acid Neutralization Capacity value, kg H2SO4/t	ID
Cu	Final copper value, ppm	NN
Fe	Final iron value, ppm	NN
Pb	Final lead value, ppm	NN
Zn	Final zinc value, ppm	NN
Class	1 - Measured, 2 - Indicated, 3 - Inferred, 4 – Potential	calculated
NAPP	Net Acid Potential Production, kg H2SO4/t	calculated
ARD	Acid Rock Drainage (NAF, PAF_LC, PAF)	calculated
BWI	Bond Work Index, kWh/t	OK + calculated

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

14.9	Estimation Methodology

Gold Estimation

Gold estimation was performed using dynamic anisotropy for all domains and an ID3 or OK approach, domain-dependent. A variable soft boundary distance of 1 m to 3 m was applied between the mineralized and non-mineralized domains (hanging wall and footwall). Composite restriction was systematically applied per domain, considering specific restrictions; values ranged from five to 12 samples, with a maximum of two samples per hole. Outlier grade restriction was applied to limit influence of higher grade samples.

Search volume and estimation parameters are shown in Table 14-9.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Table 14-9: Gold estimation parameters

			Search Ellipse Dimensions (m)			Boundary		Composite Restriction			Outlier Grade Restriction
Domain	Pass	Type	Major (m)	Semi-Major (m)	Minor (m)	Type	Range (m)	Min	Max	Max per hole	Lower Bound (g/t Au)	Upper Bound (g/t Au)	Upper Distance (m)	Upper Threshold (g/t Au)
0.1	1	ID3	75	75	12	Soft	2	5	8	2	0.02	1	50	0.65
0.1	2	ID3	150	150	18	Soft	2	5	8	2	0.02	1	25	0.65
0.1	3	ID3	300	300	24	Soft	2	5	8	2	0.02	1	12.5	0.65
0.1	4	ID3	800	800	48	Soft	2	5	8	2	0.02	1	12.5	0.65
0.2	1	ID3	75	75	12	Soft	2	5	8	2	0.0365	0.85	50	0.65
0.2	2	ID3	150	150	18	Soft	2	5	8	2	0.0365	0.85	25	0.65
0.2	3	ID3	300	300	24	Soft	2	5	8	2	0.0365	0.85	12.5	0.65
0.2	4	ID3	800	800	48	Soft	2	5	8	2	0.0365	0.85	12.5	0.65
0.3 Sup	1	ID3	75	75	12	Soft	2	6	10	2	0.0085	0.9	50	0.65
0.3 Sup	2	ID3	150	150	18	Soft	2	6	10	2	0.0085	0.9	25	0.65
0.3 Sup	3	ID3	300	300	24	Soft	2	6	10	2	0.0085	0.9	12.5	0.65
0.3 Sup	4	ID3	800	800	48	Soft	2	6	10	2	0.0085	0.9	12.5	0.65
0.3 Inf	1	OK	75	75	12	Soft	2.5	6	10	2	0.001	1.3	50	1
0.3 Inf	2	OK	150	150	18	Soft	2.5	6	10	2	0.001	1.3	25	1
0.3 Inf	3	OK	300	300	24	Soft	2.5	6	10	2	0.001	1.3	12.5	1
0.3 Inf	4	OK	800	800	48	Soft	2.5	6	10	2	0.001	1.3	12.5	1
0.5 Inf	1	OK	75	75	12	Soft	3	6	12	2	0.005	1.45	50	1
0.5 Inf	2	OK	150	150	18	Soft	3	6	12	2	0.005	1.45	25	1
0.5 Inf	3	OK	300	300	24	Soft	3	6	12	2	0.005	1.45	12.5	1
0.5 Inf	4	OK	800	400	48	Soft	3	6	12	2	0.005	1.45	12.5	1
0.5 Sup	1	OK	75	75	12	Soft	3	6	12	2	0.088	1.4	50	1
0.5 Sup	2	OK	150	150	18	Soft	3	6	12	2	0.088	1.4	25	1
0.5 Sup	3	OK	300	300	24	Soft	3	6	12	2	0.088	1.4	12.5	1
0.5 Sup	4	OK	800	400	48	Soft	3	6	12	2	0.088	1.4	12.5	1

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Density Estimation

Density was estimated using dynamic anisotropy and inverse distance squared (ID2) method in a three-pass approach within combined weathering units as shown in Table 14-10.

Table 14-10: Density estimation parameters

Domain	Pass	X	Y	Z	Min Samples	Max Samples
Fresh Rock	1	100	100	12	7	12
	2	200	200	18	7	12
	3	300	300	24	4	12
	4	800	800	48	2	12
Transition + Sap 2	1	100	100	12	7	12
	2	200	200	18	7	12
	3	300	300	24	4	12
	4	800	800	48	2	12
Soil + Sap 1	1	800	800	100	2	12

Sulphur Estimation

Sulphur was estimated using dynamic anisotropy and OK method within combined mineralization and weathering domains in a multi-pass approach as shown in Table 14-11.

Table 14-11: Sulphur estimation parameters

Pass	X	Y	Z	Min Cmps.	Max Cmps.
1	70	70	12	5	8
2	140	140	18	5	8
3	240	240	24	5	8
4	800	800	48	2	8

Bond Work Index

BWI was estimated using dynamic anisotropy in a multi-pass approach. Weathered units were estimated using ID, whereas fresh material was estimated using OK. Figure 14-11 shows the distribution of BWI values within the Mineral Resource pit shell exclusive of Mineral Reserves.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Looking Northwest
SW
NE
+700
+600
+500
+400
0 50 100 150 200
Metres
Plunge 00
Azimuth 315
+12000 N
+10000 N
+8000 N
0 1.0 2.0 3.0 4.0
Kilometres
BWI (kwh/t):
≥ 17
≥ 16
≥ 15
≥ 14
≥ 13
≥ 11
≥8
≥6
≤6
Surface Slices:
Primitive topography
Topography Dec 2025
Pit shell Resources EOY25
Pit Reserve 2034 EOY25
KINROSS
Kinross Gold Corporation
Paracatu Gold Mine
State of Minas Gerais, Brazil
BWI values within Resource Pit

Source: SLR 2025.

Figure 14-11: BWI values within Resource Pit

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

14.10	Classification

Definitions for Mineral Resource categories used in this Technical Report are consistent with those defined by CIM (2014) and adopted by NI 43-101. In the CIM classification, a Mineral Resource is defined as “a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction”.

Mineral Resources are classified into Measured, Indicated, and Inferred categories based on drill spacing. A Mineral Reserve is defined as the “economically mineable part of a Measured and/or Indicated Mineral Resource” demonstrated by studies at Pre-Feasibility or Feasibility level as appropriate. Mineral Reserves are classified into Proven and Probable categories.

At Paracatu, Mineral Resource criteria are set as follows:

●	Measured: Blocks defined by drill spacing closer than 100 m, but for the 0.1 g/t domain where spacing before Measured blocks is restricted to areas defined by at least 50 m).

●	Indicated: Blocks defined by drill spacing closer than 200 m.

●	Inferred: Blocks defined by drill spacing closer than 300 m.

Figure 14-12 shows the in situ Mineral Resource classification at the mine.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Looking North
Resource Shell
Reserve
Mined Out
+6700 E
+6800 E
+6900 E
+7000 E
+7100 E
+7200 E
+7300 E
+7400 E
+7500 E
+7600 E
+7700 E
+700
+600
+500
+400
+300
North Slice +9865.00
0
50
100
150
200
Metres
Section Line at 9865
Classification:
Measured
Indicated
Inferred
KINROSS
Kinross Gold Corporation
Paracatu Gold Mine
State of Minas Gerais, Brazil
In situ Mineral Resource classification - plan view and cross section

Source: SLR 2025.

Figure 14-12: In situ Mineral Resource classification – plan view and cross section

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

14.11	Mineral Resource Validation

KBM completed several validation checks including internal peer review, comparisons of OK and ID estimates against NN estimates and previous (2024) estimates, and standard statistical, geostatistical, and visual checks. In addition, SLR (2025) audited the Mineral Resources and Mineral Reserves. Validation checks undertaken by KBM and SLR include:

●	Final estimated values were compared against NN estimates and composite values using swath plots (Figure 14-16), histograms (Figure 14-13), and scatter plots (Figure 14-15);

●	Sectional and plan view comparison of composite and estimated block values (Figure 14-14);

●	Basic statistical comparisons (means, standard deviations, coefficient of variation (CV), variance and covariance) (Table 14-12)

●	Grade-Tonnage Curve comparisons (Figure 14-17)

The model showed general accord with the informing data for all variables and is considered to be a good representation of the lithology and mineralization controls, as well as the local and global grade distribution.

In addition to these validation checks, SLR reviewed the Leapfrog project build, architecture, and block equations, reviewed the interpolation plan and results, including trend analysis, compared year over year changes, and reproduced the Mineral Resource statement. SLR concluded that the Mineral Resources were prepared in accordance with industry best practices and that they were suitable for use in mine planning and Mineral Reserve work.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Table 14-12: Gold composite versus block model by domains

Data	Column	Domain	Min (g/t Au)	Max (g/t Au)	Mean (g/t Au)	CV
Comp_6m_rsc_25	Au_g_t	0.1	0.00	2.87	0.23	0.59
BM25MY	AU_25_FINAL	0.1	0.01	0.98	0.21	0.32
Comp_6m_rsc_25	Au_g_t	0.2	0.05	7.82	0.28	0.83
BM25MY	AU_25_FINAL	0.2	0.06	0.82	0.27	0.27
Comp_6m_rsc_25	Au_g_t	0.3 Inf	0.02	16.20	0.40	0.63
BM25MY	AU_25_FINAL	0.3 Inf	0.10	0.78	0.39	0.2
Comp_6m_rsc_25	Au_g_t	0.3 Sup	0.01	2.73	0.38	0.58
BM25MY	AU_25_FINAL	0.3 Sup	0.04	0.89	0.40	0.31
Comp_6m_rsc_25	Au_g_t	0.5 Inf	0.12	5.79	0.60	0.43
BM25MY	AU_25_FINAL	0.5 Inf	0.24	0.90	0.56	0.15
Comp_6m_rsc_25	Au_g_t	0.5 Sup	0.09	2.42	0.67	0.36
BM25MY	AU_25_FINAL	0.5 Sup	0.25	1.07	0.64	0.18

Source: SLR, 2025

Figure 14-13: Histogram and cumulative distribution comparing 6 m composites and final estimated block grade by domain

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Looking Northwest
SW
NE
+900
+750
+600
+450
+300
+150
Hanging wall (FW)
Footwall (FW)
0 75 150 225 300
Metres
Plunge 00
Azimuth 315
+4000 E
+6000 E
+8000 E
+10000 E
+12000 E
+12000 N
+10000 N
+8000 N
0 1.0 2.0 3.0 4.0
Kilometres
Au (g/t):
≥ 0.8
≥ 0.6
≥ 0.5
≥ 0.3
≥ 0.19
≥ 0.15
≥ 0.01
Surface Slices:
Primitive topography
Topography Dec 2025
Pit shell Resources EOY25
Pit Reserve 2034 EOY25
KINROSS
Kinross Gold Corporation
Paracatu Gold Mine
State of Minas Gerais, Brazil
Visual comparison between 6 m composite and estimated block model for all gold domains

Source: SLR 2025.

Figure 14-14: Visual comparison between 6 m composite and estimated block model for all gold domains

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Resource Pit Blocks	Reserve Pit Blocks
Source: SLR, 2025

Figure 14-15: Scatter distribution comparing Au NN and Au OK block model by domains

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

AU
Mean
XC
Volume
Count (of 12306)
AU
YC
AU
ZC
Gold grade (g/t)
Block (final)
Composite
Block (NN)
Support
Block Volume
Comp. Count

Source: SLR, 2025

Figure 14-16: Swath plot comparison of gold grades (final block, NN, composite) for all domains

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Source: SLR, 2025

Figure 14-17: Grade-Tonnage Curve of updated NN, final gold grades, and previous (2024) block grades within Resource Shell

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

14.12	Reconciliation

Reconciliation measures the quality of the resource and reserve estimation, planning process, and actual performance. Reconciliation at all stages allows the prompt identification of issues and supports corrective actions.

The F1 factor measures the accuracy of reserve estimates (in situ) versus ore and waste differentiation by ore control practices (via the short-term model). The F1 factor may be used to check and calibrate the selectivity of the long-term (Mineral Resource) models and/or planned dilution assumed in the conversion of Mineral Resources to Mineral Reserves.

The F2 factor enables a check on unplanned dilution entering the ore stream between ore control and the mill. The F3 factor is the product of the F1 and F2 factors and therefore assesses the ability to recover the tonnage, grade, and metal content as estimated in the reserve model. The F3 factor provides a good indication of the overall reliability of the resource model.

Figure 14-18 illustrates the ore flow from Reserve Model (In Situ) to Plant Production, with factors shown for each stage.

Source: Kinross, 2025

Figure 14-18: Reconciliation factors from in situ ore to final plant production

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Kinross has corporate guidelines for each of the reconciliation metrics for different time periods as shown in Table 14-13.

Table 14-13: Kinross guidelines for reconciliation

KPI	Month	Quarter	Year
F1	±25%	±15%	±10%
F2	±10%	±7.5%	±5%
F3	±25%	±15%	±10%

The last three years of F1 (A and B), F2, and F3 factors for tonnage, gold grade, and contained gold ounces are summarized in Table 14-16, showing that variance and performance are well within the accepted industry standards.

Table 14-14: 2023 to 2025 reconciliation

Year	Metric	2023 (%)	2024 (%)	2025 (%)
F1A	Tonnes (000)	100	102	102
	Gold Grade (g/t)	103	104	106
	Contained Gold (000 oz)	103	106	107
F1B	Tonnes (000)	98	98	98
	Gold Grade (g/t)	100	100	101
	Contained Gold (000 oz)	98	98	98
F1	Tonnes (000)	98	100	100
	Gold Grade (g/t)	103	104	106
	Contained Gold (000 oz)	101	104	106
F2	Tonnes (000)	101	100	100
	Gold Grade (g/t)	94	92	93
	Contained Gold (000 oz)	95	92	92
F3	Tonnes (000)	98	100	99
	Gold Grade (g/t)	97	96	98
	Contained Gold (000 oz)	95	95	97

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

15.	MINERAL RESERVE ESTIMATE

The Mineral Reserve for the Paracatu open pit mine was estimated using a planning model derived from the 2025 resource model discussed in Section 14.

The Mineral Reserves, effective December 31, 2025, are solely based on the Measured and Indicated Mineral Resources, which correspond to Proven and Probable Mineral Reserves shown in Table 15-1.

Table 15-1: Proven and Probable Mineral Reserves – December 31, 2025

	Tonnes (kt)	Gold (g/t)	Gold Ounces (koz)
Proven	252,903	0.44	3,583
Proven Stockpile	34,961	0.28	314
Probable	111,778	0.26	943
Total Reserves	399,642	0.38	4,839

Notes:

1.	CIM (2014) definitions were followed for Mineral Reserves.

2.	Mineral Reserves estimated using an average long-term gold price of US$2,000 per ounce.

3.	Mineral Reserves are reported at a cut-off grade of 0.19 g/t Au.

4.	The metallurgical recoveries are based on the equation considering feed and tails grades, and a fixed hydrometallurgical recovery of 93%.

5.	Numbers may not add due to rounding.

The QP is not aware of any mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate.

The current Mineral Reserves are reported using an operational final pit derived from a pit optimization, as detailed in Section 15.1 and an updated operational pit final, which was prepared using the updated block model and the projected topographic survey for December 31, 2025. The cut-off grade methodology and assumptions are provided in Section 15.2.

15.1	Pit Optimization

The economic pit shell was generated at a variable gold price for the northeast and southeast areas of the mine, due to surface constraints, with cost criteria, metallurgical recoveries, and geological and geotechnical considerations guiding the final pit design. The economic pit shell used to define the final pit limits was created using NPVS. NPVS uses the pseudo-flow algorithm to define blocks that can be mined economically.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

The program then creates an economic shell based on the following information:

●	Starting topography

●	Overall slope angles by geotechnical sectors

●	Metallurgical recoveries by gold grade

●	Geologic grade model with gold grades, density and lithology

●	Incremental vertical bench mining cost

●	Downstream costs, such as gold refining, freight and marketing

●	Sustaining capital for future equipment replacements and tailings dam expansion

●	General and Administrative (G&A) costs applied to processing

The optimization parameters are detailed in Table 15-2.

Table 15-2: Pit optimization parameters

Inputs[1]	Unit	Value
Topographic Survey		Projected Surface for Dec. 2025
Metal Price[2]	US$/oz Au	1,800 - 2,300
Exchange Rate	BRL to USD	5.25:1
Processing Recovery[3]	%	Variable
Ore Mining Cost	US$/t mined	3.05
Waste Mining Cost	US$/t mined	3.11
Haulage Increment per Bench	US$/t mined/bench	0.028
Processing Cost[4]	US$/t milled	Variable
G&A Cost	US$/t milled	0.97
Royalties and Selling Costs	US$/oz	47.31
Discount Rate	%	5%
Geotechnical Overall Slope Angle[5]		Refer to Table 16-2

Notes:

1.	All costs include sustaining capital.

2.	Gold price applied for pit optimization varies in different sectors of the pit depending on physical and operational constraints.

3.	Variable depending on ore grade. Refer to the formula in section 15.2.

4.	Variable depending on ore BWI. Refer to the formula in section 15.2.

5.	Refer to section 16.3 for additional details on geotechnical design.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Appropriate allowances for mining dilution and mining recovery based on the selected mining method and selective mining unit (SMU) dimensions of 25 m x 25 m x 12 m.

The mine operating costs include ongoing major mine equipment sustaining capital costs. The top-down discount method was used during pit optimization. This procedure involves multiplying the block value by a discount factor that is a function of the annual cost of capital, an estimate of the average annual vertical advance rate of mining, and the relative depth of the block. This method simulates the actual mine plan’s discounted cash flow, which is burdened by up-front stripping costs, and aids in selecting a higher-value pit.

15.2	Cut-Off Grade

The cut-off grade varies based on processing costs driven by BWI, and metallurgical recovery is driven by head grade. Table 15-3 illustrates the calculation using an average BWI of 13 kWh/t for costs.

Table 15-3: Mineral Reserve cut-off grade calculation

Inputs[1]	Units	Value
Reserve Metal Price	US$/oz Au	2,000
Exchange Rate	BRL to USD	5.25:1
Processing Recovery[2]	%	67.6
Ore Mining Cost	US$/t mined	3.05
Waste Mining Cost	US$/t mined	3.11
Processing Cost[3]	US$/t milled	6.23
G&A Cost	US$/t milled	0.97
Royalties and Selling Costs[4]	US$/oz	47.31
Cut-off Grade	g/t Au	0.17

Notes:

1.	All costs include sustaining capital

2.	Recovery at cut-off grade

3.	Cost at BWI of 13 kWh/t

4.	Cost at metal price assumption

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Although the calculated cut-off grade for Mineral Reserves, based on updated cost and recovery assumptions, is 0.17 g/t Au, KBM has decided to maintain a cut-off grade of 0.19 g/t Au. This decision is based on strategic and operational considerations rather than purely economic calculations:

●	Tailings and Stockpile Capacity Constraints: The 2025 LOM plan is limited by available capacity for tailings storage, stockpiles, and waste dumps.

●	Cost of Tailings Construction: While go-forward cost estimates suggest feasibility for a lower cut-off, real and replacement cost analyses indicate higher capital requirements for additional tailings capacity.

●	Strategic Mine Planning Priorities: Maintaining the current cut-off grade supports the release of areas for waste dumps needed for high-strip phases (P15 and P21), which are critical for long-term mine development.

Metallurgical Recovery

The metallurgical recovery formula takes into account the feed and tail grades, as well as a fixed recovery rate of 93% for the hydrometallurgical circuit. The equation applied to estimate the average recovery in the model is the following:

Where:

R: Global Recovery

98% as a factor relates to the mass pull of the flotation circuit to CIL of 2%

a = Feed Grade

e = Tailing Grade: ((MIN(a*0.1+0.03;0.051)))

Rh = Hydrometallurgy Recovery (93%)

Mining Costs

The mine operating costs include the main unitary activities, such as drilling, blasting, loading, hauling, and material rehandling, which are separated by ore and waste. Sustaining capital costs are also included. Table 15-4 presents the average LOM values. Mining cost for ore are lower than for waste mainly due to shorter haulage distances.

Table 15-4: Mining costs

Area	Units	Cost
Ore	US$/t mined	3.05
Waste	US$/t mined	3.11

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Process Costs

The processing cost includes fixed and variable operating costs, as well as sustaining capital costs for process and tailing storage facilities.

Process costs are expressed as a function of BWI as follows:

Process Cost = 1.586 + [24,262/(17,675 * 1.09*BWI^ (-0.465))]+0.489

The process sustaining capital and tailing storage facility capital are US$0.19/t and US$0.49/t, respectively, and are included in the above formula.

Selling Costs

Selling costs include marketing, refining, and royalties, totalling US$47.31/oz at a gold price of US$2,000/oz. Selling costs vary with the gold price.

15.3	Surface Constraints

The mine is subject to surface constraints that limit the potential expansion of the final pit. These restrictions are incorporated into the mine design and are considered in the Mineral Reserve estimate. Figure 15-1 presents the areas considered in the estimation process, including some waste dump areas and infrastructure that will not be removed during the operation.

15.4	Final Pit

The operational pit design used to disclose Mineral Reserves was developed considering the updated block model of 2025 and the projected topographic survey of December 31, 2025. Figure 15-2 shows the final pit outline.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

TANK IV
CENTRAL DUMP
TCLD
ACCESS ROAD
WEST DUMP
CRUSHER
NEW ARENA
SOUTH DUMP
RESOURCE EXCLUSIONS
ACOUSTIC BARRIER
N
Y
Z
X
KINROSS
Legend:
Permit Limit
0 250 500 750 1000 1250
Metres

Kinross Gold Corporation

Paracatu Gold Mine

State of Minas Gerais, Brazil

Surface constraints

Source: SLR 2025.

Figure 15-1: Surface constraints

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

5,000E
6,000E
7,000E
8,000E
9,000E
10,000E
11,000E
12,000E
13,000N
12,000N
11,000N
10,000N
9,000N
N
KINROSS
0
500
1000
1500
2000
2500
Metres

Kinross Gold Corporation

Paracatu Gold Mine

State of Minas Gerais, Brazil

Final pit

Source: SLR 2025.

Figure 15-2: Final pit

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

16.	MINING METHODS

16.1	Mining Operations

The Paracatu operation consists of an open pit mine, two process plants, two tailings facilities, and related surface infrastructure and support buildings. Mining is carried out using conventional open pit methods with drilling, blasting, loading, and hauling.

At Paracatu, ore hardness increases with depth and, as a result, modelling the hardness of the Paracatu deposit is critical for accurate costing and process throughput parameters. KBM modelled ore hardness based on BWI analyses from diamond drill samples. KBM estimated that blasting of the Paracatu ore would be necessary for blocks with a BWI greater than 8.5 kWh/t, ensuring efficient fragmentation and downstream processing.

As mining progresses, waste movement requirements increase, necessitating higher hauling capacity to maintain production schedules. Currently, the truck fleet consists of 38 CAT 793 haul trucks, and the LOM peak is expected to reach 40 trucks by 2026, accommodating increased haulage demands.

16.2	Mine Design

The design process for the open pit mine at Paracatu began by completing a series of pit optimizations in order to create a pit shell that would form the basis for the open pit design.

Pit optimization was completed using NPVS. The mining sequences are developed using Deswik CAD software.

Table 16-1 shows the Cumulative Grade-Tonnage contained in the design pit.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Table 16-1: Grade and tonnage values in the design pit

Cut-off Grade (Au g/t)	Tonnes (kt)	Grade (Au g/t)	Au (koz)
0.2	352,687	0.39	4,451
0.3	236,746	0.46	3,530
0.4	139,793	0.54	2,445
0.5	80,601	0.62	1,596
0.6	39,785	0.68	875
0.7	13,036	0.77	323

Open pit design parameters consider the operating costs, process recovery, metal price, and pit slope angles. The parameters used are presented in Table 15-2.

The open pit design criteria are summarized below:

●	Bench Height 12 m or 24 m

●	Bench Face Angle 45° to 75°

●	Berm Width 7 m to 12 m

●	Geotechnical Berm 20 m each 120 m vertical

●	Inter-ramp Angles (Weathered Rock) 38.8°

●	Inter-ramp Angles (Fresh Rock) 47° to 52.8°

●	Inter-ramp Angles (Soil) 26.6°

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Haul roads and in-pit ramps were designed to be 40 m wide with a 10% gradient. A typical road cross section is shown in Figure 16-1.

Figure 16-1: Typical haul road profile

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Figure 16-2 shows the mining phases and the mining licence outline.

N
P16B
P16A
P17
P09
P19
P14
P13A
P21
P20
P11
P15
Legend:
Permit Limit
0 250 500 750 1000
Metres
KINROSS
Kinross Gold Corporation
Paracatu Gold Mine
State of Minas Gerais, Brazil
Mining phases

Source: SLR 2025.

Figure 16-2: Mining phases

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

16.3	Geotechnical Considerations

Geotechnical parameters for most pits were established following recommendations provided by Jerry Ran and Knight Piésold and Co. (2015), which remain the basis for slope design in sectors such as Soil, Saprolite, North Sulphides, South Sulphides, and West Sulphides. For Phase 11 and Phase 15, updated recommendations were incorporated from the 2023 Strategic Business Plan (SBP) geotechnical review, prepared by Walm Engenharia and focusing on slope stability under increased wall heights and ramp configurations. These updates primarily affect SE Soil/Saprolite, SE Transition, and SE Fresh Rock sectors.

Table 16-2 summarizes pit slope angles by sector. Figure 16-3 gives a visual indication of the different slope regions in the Paracatu mine pit and their corresponding azimuths.

Table 16-2: Pit slope angles used in open pit mine optimization and design

GEOT	Name	Bench Height (m)	Berm Width (m)	Face Angle (°)	Inter Ramp Angle -IRA (°)	Overall Slope Angle - OSA (°)
1	Soil	12	12	45	27	27
2	Saprolite	12	8	60	39	39
4	North Sulphide	24	9.5	65	49	47
5	South Sulphide	24	9.5	70	53	53
6	West Sulphide	24	9.5	75	56	50
7	P11/P15 SS	12	10	55	33	33
8	P11/P15 Class III/IV	12	7	70	47	47
9	P11/P15 Class I/II	24	9.5	70	53	47

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

N
North Sulphide
West Sulphide
South Sulphide
PH11 and PH15
KINROSS
Kinross Gold Corporation
Paracatu Gold Mine
State of Minas Gerais, Brazil
Slope regions in Paracatu pit

Source: SLR 2025.

Figure 16-3: Slope regions in Paracatu pit

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

16.4	Production Schedule

The mine operates 24 hours a day, 365 days a year. Production rates vary by BWI. The LOM schedule is shown in Table 16-3, which will be depleted in 2034.

Table 16-3: Paracatu LOM mining schedule

Year	Ore (kt)	Waste (kt)	Mined (kt)	Rehandled (kt)	Moved (kt)
2026	48,140	38,762	86,902	23,287	110,189
2027	49,440	36,815	86,255	21,827	108,081
2028	53,683	38,587	92,270	24,849	117,119
2029	42,268	48,355	90,623	18,538	109,161
2030	46,247	36,844	83,091	13,343	96,434
2031	37,825	6,136	43,961	22,866	66,828
2032	27,441	2,752	30,193	34,178	64,371
2033	41,912	11,224	53,136	38,216	91,352
2034	17,074	571	17,646	21,191	38,837
Total	364,031	220,046	584,077	218,296	802,373

The production schedule aims to maximize the gold production while optimizing the dump sequencing and truck fleet utilization.

Paracatu has a high proportion of rehandled material within the total material movement. Rehandle volumes are derived from both ore and waste reclamation activities, with ore rehandling representing the dominant component:

●	Ore rehandling considers the reclaim of short-term stockpiles at the crusher, at the course ore stockpile and the Plant 1 hopper, as well as the reclaim of long-term low-grade stockpiles that are fed into the plant. Later in mine life, ore from Phase 19 is rehandled from the crusher to the course ore stockpile following the decommissioning of the conveyor system.

●	Waste rehandling includes the mining of material from legacy waste stockpiles, movements associated with waste dump closure and rehabilitation requirements, and internal waste movement within the mine footprint.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Table 16-4 shows the processing schedule for the Project, which includes tailings reprocessing. Silver is recovered concurrently with gold as a minor payable by-product in the Paracatu processing circuit, with silver production representing a small proportion of total payable metal output. Therefore, production is reported on a gold equivalent (AuEq) basis to incorporate the combined payable contribution of gold and silver in a single metric. Gold and silver prices for AuEq in the tables below reference the price guidance for Kinross’ budget, namely US$3,700/oz Au and US$43.50/oz Ag for a price ratio of 85.06.

Table 16-4: Paracatu LOM processing schedule

Plant I
	Tonnes	Recovery	Grade	BWI	AuEq[1] Produced
Year	(kt)	(%)	(g/t Au)	(kWh/t)	(koz)
2026	8,281	79	0.45	14	97
2027	8,066	79	0.44	14	88
2028	8,363	80	0.45	14	95
2029	8,075	75	0.35	15	68
2030	8,106	75	0.35	15	68
2031	8,458	77	0.38	13	79
2032	8,746	70	0.27	12	54
2033	9,107	74	0.33	11	71
2034	3,039	79	0.43	13	33

Plant II
	Tonnes	Recovery	Grade	BWI	AuEq[1] Produced
Year	(kt)	(%)	(g/t Au)	(kWh/t)	(koz)
2026	38,240	83	0.45	14	479
2027	37,247	84	0.44	14	434
2028	38,621	85	0.45	14	469
2029	37,291	82	0.35	15	343
2030	37,434	82	0.35	15	346
2031	39,058	83	0.38	13	395
2032	40,391	79	0.27	12	280
2033	42,056	81	0.33	11	357
2034	14,035	85	0.43	13	186

Notes:

1.	AuEq (oz) = Gold (oz) + (Silver (kg) / 31.1035/(US$3,700/US$43.50))*1000

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

PSAT Stockpile

	Tonnes	Recovery	Grade	BWI	AuEq[1] Produced
Year	(kt)	(%)	(g/t Au)	(kWh/t)	(koz)
2026	4,021	72	0.26	-	24
2027	842	69	0.22	-	4
2028	-	-	-	-	-
2029	-	-	-	-	-
2030	-	-	-	-	-
2031	-	-	-	-	-
2032	-	-	-	-	-
2033	-	-	-	-	-
2034	-	-	-	-	-

Notes:

1.	AuEq (oz) = Gold (oz) + (Silver (kg) / 31.1035/(US$3,700/US$43.50))*1000

Total Combined Plant I, II and PSAT

	Tonnes	Recovery	Grade	BWI	AuEq[1] Produced
Year	(kt)	(%)	(g/t Au)	(kWh/t)	(koz)
2026	50,541	82	0.44	13	600
2027	46,155	83	0.43	14	526
2028	46,985	84	0.45	14	564
2029	45,366	81	0.35	15	411
2030	45,541	81	0.35	15	415
2031	47,516	82	0.38	13	474
2032	49,137	77	0.27	12	334
2033	51,163	80	0.33	11	428
2034	17,074	84	0.43	13	219

Notes:

1.	AuEq (oz) = Gold (oz) + (Silver (kg) / 31.1035/(US$3,700/US$43.50))*1000

16.5	Waste Rock

The Paracatu Mine has three main waste dumps currently in operation: Oeste (West), Central, and Ex-Pit.

The West Dump and Central Dump receive all categories of waste material, including Potentially Acid-Forming (PAF) and Non-Acid-Forming (NAF). Both dumps are constructed using a progressive closure approach, where encapsulation with saprolite soil is performed concurrently with dumping, bench by bench.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

The Ex-Pit Dump is designed exclusively for NAF material, which does not pose a risk of acid rock drainage. This dump also follows a concurrent closure method, with each bench encapsulated using saprolite soil during operation. The feasibility design for the Ex-Pit Dump was developed by Knight Piésold (2018).

A fourth dump, South Dump, is no longer active. It consists of saprolite material and currently serves as an acoustic barrier, mitigating the impact of noise on nearby communities.

Stockpiles TWD I and TWD II will provide the material required for the closure of the mine and will not remain after the mine is depleted. These stockpiles will be rehandled to a new location to allow for mining additional pushbacks of the open pit. Figure 16-4 shows the final configuration of the waste dumps.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

N
Y
Z
X
Legend:
Expit Dump
West Dump
South Pile
Central Dump
0
500
1000
1500
2000
Metres
Kinross Gold Corporation
Paracatu Gold Mine
State of Minas Gerais, Brazil
Final configuration of the Waste dumps

Source: SLR 2025.

Figure 16-4: Final configuration of the waste dumps

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

16.6	Equipment

The current production fleet at Paracatu consists of 38 Caterpillar 793D haul trucks. The loading fleet includes three Caterpillar 992G/K loaders, two Caterpillar 994F/K loaders, two Bucyrus 495HD shovels, and one Caterpillar 7495HD shovel. The drilling fleet comprises two SmartROC D65 rigs and nine Pit Viper PV271 rigs. The support fleet includes six Caterpillar 16M/24M motor graders, six Caterpillar 777 water trucks, and a range of dozers: one Caterpillar D6T, one Caterpillar D8T, and ten Caterpillar D11 units. The mining equipment currently in use is summarized in Table 16-5. The fleet is scheduled for replacement with comparable units upon reaching the end of their service life.

Table 16-5: Current Paracatu mine equipment

Equipment Type	Quantity	Model
Haul Truck	38	Caterpillar 793D
Water Truck	6	Caterpillar 777
Loader	3	Caterpillar 992G/ K
Loader	2	Caterpillar 994F/ K
Shovel	2	BUCYRUS 495HD
Shovel	1	Caterpillar 7495HD
Motor grader	6	Caterpillar 16M | 24M
Blast Hole Drill	2	Epiroc SmartROC D65
Blast Hole Drill	9	Epiroc Pit Viper 271
Dozer	1	Caterpillar D6T
Dozer	1	Caterpillar D8T
Dozer	10	Caterpillar D11

16.7	Personnel Requirements

The Paracatu Mine operates continuously, 24 hours per day, throughout the year. The workforce is organized into four rotating crews, ensuring uninterrupted coverage of mining and processing activities. Operations are carried out in two 12-hour shifts per day, which alternate between day and night periods according to a structured rotation plan.

This shift system is designed to maintain production targets, optimize equipment utilization, and comply with applicable labour regulations. The schedule provides adequate rest periods to minimize fatigue and support safe working conditions. The rotation plan is reviewed annually to accommodate statutory holidays and operational requirements.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

17.	RECOVERY METHODS

17.1	Processing Overview

The Paracatu operation employs two main processing plants (Plant I since 1987 and Plant II since 2008) and a hydrometallurgical facility for gold recovery. Additionally, tailings reprocessing is conducted through the PSAT and PET projects since 2015. The combined flowsheet integrates crushing, grinding, classification, flotation, gravity concentration, and cyanidation (CIL), followed by elution and electrowinning. A general flowsheet is presented in Figure 17-1.

Figure 17-1: Paracatu general flowsheet

17.2	ROM Crusher

The primary crusher is situated in the open pit mine. ROM ore is delivered by haul trucks to the 480 t crusher dump hopper. An apron feeder withdraws ROM ore from the dump hopper and feeds an MMD 1300 Series Twin Shaft Sizer. The MMD sizer crushes the rock from a maximum size of 1,300 mm to a nominal size of 350 mm and discharges material directly onto a sacrificial conveyor, which in turn discharges onto the 1.8 km overland conveyor.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

A stationary hydraulic rock breaker located at the MMD sizer feed chamber is used to break oversize rock that may be delivered. The MMD sizer can be removed from its operating position to a maintenance position by use of a winch and slide rails.

Stockpile

The crushed ore is sent to a covered ore stockpile with a rectangular “A” frame. Ore is delivered to the stockpile by a tripper conveyor. The stockpile provides 45,000 t of live volume. The volume of this stockpile can reach 282,000 t when dozers push ore to its borders.

The reclaim tunnel has six variable-speed belt feeders. The reclaim tunnel has a bag house, a dust collector, and an escape tunnel.

17.3	Plant I

Plant I has operated continuously since 1987 and processes ore through conventional crushing, ball milling, classification, and flotation circuits as presented in Figure 17-2.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

The SAG mill is in Plant 2 and the pebbles generated are sent to Plant 1 crushing.
P2 SAG Circuit
SAG
Stockpile
16ALS06
26TR508
Bar Mill
Ball Mill
x4
Plant 1 Crushing
First-stage impact crusher and second-stage cone crusher
Hydrocyclone
4 x cluster
23HC301
Flotation
QS48
Hydro 3
Ball Mill
23MO301
Legend:
Scale
Moisture
Automatic Sampler
Flowmeter
Densimeter
Manual data
PSAT Pumping
Sampler
TPS
Rougher Cells
x 2 lines (A/B)
Legend:
Normal Flow
Concentration Flow
Tails Flow
Rougher Cells
x 2 lines (C/D)
Cleaner Cells
23CF207A
Cleaner Cells
23CF207B
KINROSS
Kinross Gold Corporation
Paracatu Gold Mine
State of Minas Gerais, Brazil
Plant I flowsheet
Hydro 2

Source: Kinross 2026.

Figure 17-2: Plant I flowsheet

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Crushing Circuit

The Plant I crushing circuit consists of four independent lines operating in parallel, each fed by a loader through a feed hopper. Each line includes a primary screen, a primary impact crusher, a secondary screen, and a secondary cone crusher. The objective is to produce material with 80% passing (P80) less than 10 mm.

Ore from the Plant II stockpile is loaded into the hoppers of lines A, B, C, or D. Typically, three lines operate while one remains offline for maintenance. The circuit also processes pebbles from the semi-autogenous grinding (SAG) mill discharge screen.

Grinding Circuit

Plant I grinding circuit has six mills:

•	Four primary ball mills, size 15’ x 19’, power 3,500 kW each

•	One secondary ball mill, size 15’ x 19’, power 3,500 kW

•	One rod mill, power 1,000 kW

Ore from crushing (P80 < 10 mm) is stored in blending silos before being fed to the primary mills, which operate in closed circuit with hydrocyclones. Mill discharge flows to a tank, equipped with two Warman 14 x 12 pumps, each feeding a cluster of seven hydrocyclones. Overflow meets a P80 of less than 160 µm and solids content of 32% to 37%. Underflow returns to the primary mills, with approximately 35% directed to the secondary circuit.

The secondary circuit pumps material to a tank (23TQ301), which has three pumps: two operating and one standby, each feeding a cluster of six hydrocyclones. Overflow goes to flotation; approximately 87% of the underflow feeds the secondary ball mill and 13% is sent to the gravity circuit. The gravity concentrate will be transported to hydrometallurgy and the tailings report to discharge of the secondary grinding. Discharge returns to the primary tanks. Oversized material from mills is processed in the rod mill via conveyor or hopper.

Flotation and Regrind

The flotation process consists of two stages: rougher flotation and cleaner flotation. Overflow from primary and secondary classification feeds the rougher circuit, operating with solids ranging from 30% to 35% and a pH of 6.0 to 8.0 There is one rougher circuit per grinding line, adjustable to process up to two mills per line if required.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Cleaner flotation uses conventional cells with solids between 20% and 25%. Cleaner tailings are recycled to the rougher stage; rougher tailings become the final tailings. Cleaner concentrate is pumped to a tank and then sent to the hydrometallurgical plant (Hydro II) for leaching and refining.

17.4	Plant II

Plant II, presented in Figure 17-3 was developed as part of the Paracatu Expansion III Project and consists of one in-pit crusher (MMD toothed roll type), a 1.8 km conveyor to a covered stockpile area, one 20 MW SAG mill, and two 13 MW ball mills.

Subsequently, a 15 MW third ball mill was installed in June 2011, and a fourth 15 MW ball mill was installed in August 2012.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

ROM
TCLD
P2 Crushing
Stockpile
SAG
16AL501
PSAT Hauled
PET Hauled
PET
Pumping
P1 Crushing
Hydrocyclone
4 x cluster
Crushing Plant 1
Ball Mill
x4
QS70
x4
Hydro 3
Legend:
Scale
Moisture
Automatic Sampler
Flowmeter
Densimeter
Manual data
QS48
x 3
Rougher Cells
x 4 lines
Hydrocyclone
Vertimill
27ES502
27ES501
Cleaner Cells
x 2 lines
XD40
Hydro 3
DAM
KINROSS
Legend:
Normal Flow
Concentration Flow
Tails Flow
Kinross Gold Corporation
Paracatu Gold Mine
State of Minas Gerais, Brazil
Plant II layout

Source: Kinross 2026.

Figure 17-3: Plant II layout

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Crushing Circuit

The primary crushing circuit for Plant II-A is located at the mine site. Its purpose is to receive ROM ore and reduce its size to a maximum of 350 mm, with a P80 of 80 mm, so that the crushed ore can be transported via a long-distance conveyor (TCLD) to the crushed ore stockpile.

ROM ore is delivered by haul trucks to the twin shaft mineral sizer dump hopper. An apron feeder withdraws ore from the hopper and feeds the two-shaft crusher at a controlled rate. The crusher handles rocks up to 1,300 mm and discharges the ore onto a sacrificial conveyor, which then transfers the material to the TCLD. The ore is transported to the tripper, which distributes the material onto the crushed ore stockpile that has a capacity of 282,000 t.

A dust suppression and collection system minimizes fugitive dust emissions and recovers collected dust for reuse in the process.

Grinding Circuit

The grinding circuit aims to reduce the size of crushed ore from the stockpile to a P80 of 100 mesh (190 µm). This size reduction is necessary to liberate gold from gangue minerals and enable recovery through flotation and gravity concentration.

The circuit is designed to process 5,100 tonnes per hour at 92% availability, although feed rates vary depending on the ore hardness. It consists of two main stages: primary grinding and secondary grinding.

Crushed ore is reclaimed from the stockpile using six belt feeders equipped with variable-speed drives, ensuring uniform feed to the primary grinding circuit. Proper blending and controlled feed improve recovery, reduce downtime, and minimize costs.

Primary Grinding

Ore and water are introduced into a SAG mill operating in closed circuit with a trommel screen and vibrating screen. The SAG mill produces slurry with 70% to 74% solids. Oversized material from the trommel and vibrating screen (pebbles) is recycled back to the SAG mill or sent to Plant 1 crushing. Undersize is pumped to the secondary grinding circuit.

SAG Mill Specifications

•	SAG mill: 11.6 m × 6.7 m, 20,000 kW

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Secondary Grinding

Slurry from the SAG mill is further ground in four ball mills, each operating in closed circuit with hydrocyclones. The goal is to achieve an overflow with 35% solids and a P80 of 190 µm. Underflow returns to the ball mills for additional grinding.

Key Equipment:

•	Ball mills:

o	2 units: 7.3 m × 12.2 m, 2 × 6,500 kW

o	2 units: 7.9 m × 12.8 m, 2 × 7,500 kW

Gravity Concentration

Approximately 13% of the circulating load from the ball mills feeds a gravity circuit equipped with four Knelson concentrators (QS70). Concentrate is sent to hydrometallurgy; tailings return to the ball mill discharge box. A 100 t capacity overhead crane with a 25 t auxiliary hoist is provided for the grinding bay.

Flotation and Gravity Concentration

Initial separation of gold-bearing minerals from gangue occurs in the rougher stage. Slurry is processed in four lines, each with six cells, producing a rougher gold concentrate.

•	Concentrate from the first rougher bank is sent to the gravity concentration circuit (Knelson concentrators).

•	Concentrate from the remaining rougher cells is pumped to the cleaner flotation circuit.

•	Rougher tailings are discharged to the tailings storage facility.

Cleaner Flotation

The rougher concentrate is treated in two lines of cleaner cells, each with five cells, to increase gold grade.

•	Cleaner concentrate is pumped to a thickener for solution removal before further processing.

•	Cleaner tailings return to the ball mills discharge box.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Gravity Concentration

Gravity concentration is applied to the first rougher concentrate using three Knelson concentrators (QS48). Concentrate is sent to hydrometallurgy; tailings return to flotation feed.

Thickening and Regrind of Concentration

The purpose of the thickening and regrind circuit is to remove flotation reagent solution from the cleaner concentrate and grind the material to a finer size suitable for downstream recovery. This area includes the following systems: dewatering thickener, classification, gravity concentration, fine grinding, and final concentrate thickening.

Process Description

Dewatering is performed by thickeners designed to separate solids from liquid in slurry, allowing solids to settle by gravity and form an underflow that is discharged from the bottom. Each thickener consists of a tank with a low-turbulence feed system and a rake mechanism to move settled solids to the discharge point.

Underflow from the dewatering thickener is sent to the fine grinding system.

The vertical regrind mill reduces the cleaner concentrate to approximately 90% passing 45 microns.

The ground concentrate is pumped to a single hydrocyclone cluster with 10 cyclones for classification.

•	Overflow feeds the final concentrate thickener before the CIL circuit.

•	100% of the underflow is directed to the gravity concentration circuit (Knelson concentrator). Tailings from the Knelson unit return to the vertical mill feed.

17.5	Hydrometallurgy

Gold occurs naturally in its elemental state due to its inert nature in aerated aqueous environments. Dissolution requires an oxidizing agent (oxygen) combined with complexing agents such as cyanide, which stabilizes gold ions in solution. The overall cyanidation reaction is:

4Au+8NaCN+O2+H2O→4Na[Au(CN)2]+4NaOH

This reaction occurs in two sub-steps involving oxygen and hydrogen peroxide.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

(1) 2Au + 4NaCN + O2 + H2O = 2Na[Au(CN)2] + H2O2 + 2NaOH

(2) 2Au + 4NaCN + H2O2 = 2Na[Au(CN)2] + 2NaOH

Figure 17-4 presents the hydrometallurgy flowsheet.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Legend:
Automatic Sampler
Densimeter
Flowmeter
Manual Sampling
Plant 2 Flotation Concentrate
Pre-oxidation
ELUTION AND ELECTROWINNING PROCESS
Specific Tank
2 Acacia CS 8000 and 1 Acacia CS 2000
Heat exchanger
REGENERATION KILN
Filter Press
Carbon Bag
Concentrate to Acacia
KINROSS
Kinross Gold Corporation
Paracatu Gold Mine
State of Minas Gerais, Brazil
Hydrometallurgy flowsheet

Source: Kinross 2026.

Figure 17-4: Hydrometallurgy flowsheet

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Process Description

The hydrometallurgical leaching circuit consists of two pre-aeration tanks and seven CIL tanks. The concentrate from Plant II is sampled automatically every 20 minutes, with composite samples collected per shift for laboratory analysis.

Feed Characteristics:

•	Solids: 45–52%

•	Particle size: <10% retained on 325 mesh (45 µm)

After sampling, the slurry enters the pre-aeration tanks (25-TQ-501 and 502), each with a working capacity of 707 m³.

•	First tank: Oxygen injection at pH ~8 for sulphide oxidation.

•	Second tank: Lime and oxygen added to maintain pH between 9.8 and 10.5, preventing hydrogen cyanide (HCN) formation and oxidizing cyanide-consuming elements (Fe, Cu, Zn, Pb, S). Agitation is provided by dual-impeller mixers and oxygen injection via Fill Blaster pumps with ejectors.

CIL Leaching

The CIL circuit consists of two pre-aeration tanks and seven leaching tanks. Slurry from concentrate thickening enters pre-aeration for sulphide oxidation and pH control (9.8–10.5). Cyanidation occurs in seven tanks with activated carbon (total 200 t) for gold adsorption. Residence time is approximately 25 h. Cyanide concentration starts at 500–800 ppm and decreases to 100–150 ppm in the last tank. Loaded carbon is recovered via interstage screens and transferred upstream for elution. The leaching tanks are 10 m diameter with a capacity of 750 m3 each.

Loaded carbon is transferred out of CIL twice a day. The loaded carbon is screened and flows by gravity to an acid washing column. The carbon is treated with 5% hydrochloric acid for 4 hours to remove calcium carbonate deposits and other inorganic contaminants. Spent acid is neutralized with sodium hydroxide before discarding it to the tails pump box. From the acid wash vessel (1 column, 14 t capacity; 36 m3) carbon is pumped to the elution columns (2 columns, 14 t capacity; 36 m3). The elution cycle operates with a 0.2% sodium cyanide and 2% to 3% sodium hydroxide solution at a temperature of 140°C and a pressure of 300 kPa for approximately eight hours. After elution is complete, carbon is pumped to the regeneration kilns. Two electrically powered kilns with 600 kg/h of capacity each, regenerate the carbon at 700°C. Regenerated carbon is screened to remove fines before being reintroduced to the CIL circuit.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Acid Wash

Loaded carbon is treated in an acid wash column to remove inorganic contaminants before elution. A 3% hydrochloric acid solution circulates through the column for approximately 3 hours, reducing residual HCl to approximately 1.0%. After washing, the acid is neutralized with sodium hydroxide to prevent downstream corrosion. The column is equipped with upper and lower screens (0.7 mm) to retain carbon.

Key Equipment:

•	Acid wash column: 14 t Elution Column, capacity 36 m³

Elution and Carbon Regeneration

The elution circuit removes gold from loaded carbon using a hot caustic solution (2–3% NaOH) at around 140°C under 3 kg/cm² pressure. Two stainless-steel columns operate alternately, each with a capacity of 36 m³. Elution takes 10 to 12 hours, followed by cooling and neutralization. The rich solution is pumped to electrowinning cells for gold recovery.

After elution, carbon is screened and fed to rotary kilns for thermal regeneration at 600°C to 750°C. Regenerated carbon is quenched in water and re-screened before returning to the CIL circuit. Two regeneration furnaces operate in parallel to handle 100% of the carbon.

Key Equipment:

•	Elution columns: 14 t, 36 m³, 2 units

Detox – Cyanide Destruction

The detox circuit reduces free cyanide and weak acid dissociable (WAD) cyanide in tailings slurry before discharge to the tailings storage facility. The process uses the SO₂/O₂ method, with ammonium bisulphite as the SO₂ source. Oxygen is injected at the base of the reactor tank through a sparging system, and ammonium bisulphite is dosed to achieve cyanide levels below detection limits. Treated slurry overflows to the tailings discharge point.

Key Equipment:

•	Detox reactor tank: 6.5 m diameter, 8.0 m height, 250 m³ capacity

•	Agitation: Mechanical with oxygen sparging

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Acacia Intensive Leach

Gravity concentrates from Knelson units (located in Plant II and Hydrometallurgy) are treated in Acacia intensive leach reactors. Concentrates from Plant II are transported to the hydrometallurgical area. Each batch undergoes desliming to remove fines, followed by cyanide leaching with caustic soda and leach-aid catalyst. Leaching time is approximately 6 hours. Rich solution is pumped to electrowinning cells; solid residue is returned to the regrind circuit.

Key Equipment:

•	Acacia CS2000 reactor: Capacity 8 t/d

•	Acacia CS8000 reactor: Capacity 32 t/d

Electrowinning and Refining

Precious metals are recovered from the rich solution by electrowinning in four stainless-steel cathode cells arranged in two parallel rows. The electrolyte enters at 80–90°C with around 100 mg/L of dissolved metals. Gold and silver are deposited on cathodes. After electrowinning, cathodes are removed, and the gold-rich sludge is washed, filtered, and calcined at 700°C for 12 hours. The calcined material is mixed with fluxes (borax, sodium carbonate, sodium nitrate, silica) and smelted in an induction furnace at 1,200°C to produce bullion. Bullion is re-melted with oxygen for final refining before casting into bars for shipment to the refinery. Slag is reprocessed to ensure no residual precious metals.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

18.	PROJECT INFRASTRUCTURE

Paracatu infrastructure and services have been designed to support an operation of 61 Mt/a. The mine site consists of two processing plants, related mine services facilities (truck shop, truck wash facility, warehouse, fuel storage and distribution facilities, reagent storage and distribution facilities), and other facilities to support operations (safety/security/first aid/emergency response building, assay laboratory, plant guard house, dining facilities, offices, etc.). The site infrastructure layout is illustrated in Figure 18-1.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Legend:
Rivers and Streams
Dam and Tanks
Federal Road
Local Road
Water Pipes
Licensed Pit
KBM Property
Environmental Reserve
High Voltage Electrical Grid
N
EUSTÁQUIO DAM
SANTO ANTÔNIO DAM
TANK SPECIFIC XII
ADMINISTRATION BUILDING
PARACATU OPEN PIT
MINE OFFICE AND TECHNICAL SERVICE
HIGH VOLTAGE ELECTRICAL GRID
LICENSED PIT
KBM PROPERTY LIMIT
DAM OFFICES
Brasília 220 km
PARACATU
0 0.5 1.0 1.5 2.0
Kilometres
KINROSS
Kinross Gold Corporation
Paracatu Gold Mine
State of Minas Gerais, Brazil
Site infrastructure

Source: Kinross 2026.

Figure 18-1: Site infrastructure

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

18.1	Access

Access to the mine site was initially through the town of Paracatu, which sits on the border of the southern side of the pit. However, as traffic to the Mine intensified over time, the town requested a change to the access road route. After receiving governmental authorization in 2011, KBM constructed a road directly from the BR-040 highway west of the Mine to the mine and plants. The paved road has four lanes that are separated by a median and its 3.4 km length is exclusively for mine traffic.

18.2	Power

The Mine draws its power from the Brazilian national power grid which is largely based on hydroelectric power generation. KBM is connected to the 500 kV national grid via a 500 kV/230 kV substation owned by the Mine. A 230 kV transmission line, approximately 34 km long, feeds the mine from this substation. This transmission line is connected to substation 43-SE-501 located at the mine site which subsequently feeds the Plant II distribution system at 13.8 kV and Plant I transmission line at 138 kV. The 138 kV Plant I transmission line feeds a 138 kV/13.8 kV substation located at Plant I, which subsequently feeds the Plant I distribution system.

Kinross obtains power for Paracatu from hydroelectric plants owned by Kinross (self- generation) and power purchase contracts in the open market.

Self-Generation

In 2018, Kinross acquired Barra dos Coqueiros (BCO) and Caçu hydropower plants (Figure 18-2) located on the Claro River in the neighbouring state of Goias, approximately 660 km west of Paracatu. The Claro River is a tributary of the Paranaiba River which is a major river in the country. The power is “wheeled” from these generating plants to Paracatu using existing national grid infrastructure and market mechanisms.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Figure 18-2: Kinross-owned hydroelectric generating stations

Both plants are “run of the river” facilities and have been in operation since 2010 with a total installed capacity of 155 MW (BCO-90 MW; Caçu-65 MW). They supply approximately 70% of Paracatu’s power needs. The BCO plant has two Kaplan turbines (originally manufactured by Alstom), each with a rated capacity of 45 MW and 36 m nominal hydraulic head. The Caçu plant has two Kaplan turbines (originally manufactured by Alstom), each with a rated capacity of 32.5 MW and 27 m nominal hydraulic head. Both plants have 230 kV transmission line (owned by Kinross - 2 km for BCO and 29 km for Cacu) connections to the national grid electrical substation. The operation and maintenance of the plants is contracted to an established external provider specializing in such services. Kinross has implemented a comprehensive dam safety management plan for both sites. The operating concessions for both plants expire in 2037, after Paracatu’s mine life is expected to end.

The hydropower plants allow Kinross to significantly lower All-in Sustaining Capital (AISC) costs at Paracatu by eliminating approximately 70% of power purchased from the open market and realizing savings associated with lower regulatory charges for self-generation. As is typical with hydroelectric generation, these plants have relatively low operating costs.

Power Purchase Agreements

The remaining approximately 30% of Paracatu’s power demand is fulfilled by established power marketers under fixed term power purchase agreements. In order to reduce risk and provide flexibility, these purchases are based on a portfolio approach with a combination of short and long term contracts from a number of marketers.

Emergency Power

In addition, the Mine has a small emergency power capability, used for critical process equipment that cannot be curtailed, such as thickeners and CIL tank agitators.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

18.3	Water

The main water sources for KBM operations are run-off water collected in the mine sumps, run-off water collected in the tailings dam catchment basins, recirculated effluent from processing activities, and make-up water from streams and wells. The majority of process water is captured and maintained in the mine sumps and tailings catchment basins during the rainy season for use during the dry season. The current operating plan has all water in mine sumps pumped to the plants continuously with Eustáquio recycle water pumping set to the desired rate to maintain total demand.

Main water losses outside of process uses are from evaporation, water trapped in the tailings and percolation to groundwater, using water for dust control around the mine and surface infrastructure. Seepage from the Santo Antônio Tailings Storage Facility (SATSF) dam toe drains is captured.

Surface water flow has been affected by mining activities. The Mine is therefore required to release water to maintain ecological flows in Rico Stream, Santo Antônio Creek, and Eustáquio Creek. This water is obtained from springs and watercourses.

Make-up water is sourced from three surface-water resources and 13 groundwater wells. Because surface-water discharge varies seasonally, abstraction is conducted only when instantaneous streamflow exceeds the nominal thresholds defined in the extraction permit. The São Pedro/Santa Rita system can be pumped at a rate between 1,130 m³/h and 1,598 m³/h over a 24 hour period. The Santa Rita/São Domingos system is permitted to operate at 24-hour pumping rates ranging from a minimum of 237 m³/h in October to a maximum of 5,728 m³/h in September. Additionally, the wells are permitted for 20 hour pumping rates of 1,500 m³/h. A pipeline connects the catchments at the streams and wells to the existing reservoir at the São Domingos pumping station. Water from the São Domingos pumping station is pumped to the SATSF for storage until it is used. Another make-up water source is from Banderinhas stream, which is permitted for 24 hour pumping rates of 900 m³/h during the rainy season (October to April) and is discharged to the Eustáquio Tailings Storage Facility (ETSF).

18.4	Tailings

The Paracatu Mine contains three main tailings storage facilities; the older SATSF, which was partially rehabilitated but is now being mined to reprocess tailings, the newer ETSF, and the smaller ‘Specific Tailings Tank XII’ (and predecessors) which contains the higher sulphide leach process tailings. Tailings deposition planning for the remainder of the Morro do Ouro life of mine included 345.8 Mt of flotation tailings and 7.1 Mt of leach tailings.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

The SATSF and ETSF facilities contain flotation tailings generated in the processing plants, representing approximately 98% of tailings produced. The tailings dams for both facilities are constructed from compacted earthfill, with modified centreline construction, internal chimney drains, and foundation drainage blankets. The dams are classified as “B” (low risk, high consequence) under Brazilian regulations and are equipped with a suite of piezometers, inclinometers, survey monuments, flow meters, and other instruments to monitor the performance of the dams and related structures. The ESTF basin also has two smaller dams, Dam A to the East and the Saddle Dam to the northwest. Furthermore, the southern limit of the ESTF abuts Specific Tailings Tank XII. The ESTF has capacity for an additional 212.9 Mt of flotation tailings. After the completion of the SATSF remining operations, the excavated void will be filled with new tailings to store an additional 85.8 Mt of tailings and to achieve the intended closure landform and passive drainage. The remaining LOM flotation tailings, 47.1 Mt, are expected to be managed in the Morro do Ouro open pit for approximately the last 1.5 years of operations (2032 to 2033); planning for in-pit deposition is still at the conceptual level.

Specific Tailings Tank XII is a fully lined pond designed to contain the leach tailings with a composite liner system consisting of a 1.5 mm (60 mil) high density polyethylene geomembrane underlain by a minimum 500 mm thick compacted clay fill layer. Leach tailings are deposited sub-aqueously and a water cover is maintained over these tailings to mitigate oxidization. The containment dams are downstream raise constructed utilizing rockfill for downstream buttressing, specifically between Tank XII and the ESTF which is downstream of Tank XII. A downstream buttress of compacted fill or rockfill is used to separate ESTF tailings from the Tank XII dams such that past and future Tank XII dam raises are buttressed by and not built on tailings. Tank XII is classified as low risk, high consequence under Brazilian regulations. Specific Tank XII is anticipated to reach maximum capacity of 16.3 Mt in mid-2030 and a new Specific Tank XIII is needed to store the remaining 2.5 Mt; planning for this new facility is at the conceptual stage.

The SATSF, despite its state of partial closure, is still actively used for water management, including as a reservoir for mill feed water. Water balance modelling has shown that the facility can store a 1:1000 year wet year rainfall without discharging. The emergency discharge spillway is located on the southeast abutment of the main embankment and was designed to convey the 5-day Probable Maximum Precipitation (PMP) flows while maintaining 1 m of freeboard to the dam crest.

A network of chutes along the TSF embankments is used to control run-off and erosion down the downstream faces of the dams.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

The ETSF was commissioned in 2012. It has a planned footprint of 1,300 ha, significantly expanding KBM’s water storage and tailings capacity. The dam is being constructed in stages and has a planned final design crest up to a level of 740 masl. The ETSF Stage 15 with a crest elevation of 734 masl was reportedly completed in late 2025. In 2013, to treat seepage, a passive treatment system was installed in Eustáquio Creek downstream of the dam; this system is similar to the one installed at the SATSF.

The emergency spillway at ETSF is located on the east abutment of the Saddle Dam, and it will be raised in tandem with the embankment lifts. The spillway is designed for the 10-day PMP while maintaining a freeboard of 1.1 m to the dam crest.

Tailings deposition in the ESTF is primarily through three pipes PL 30, PL 20, and PL 40 pipelines which, respectively, discharge tailings upstream of the main embankment and from the south near the Dam A embankment and Tank XII. Internal dykes are used to help direct tailings away from the barge on the east bank of the facility. The barge is a metal structure with pumps and other infrastructure that is used to recycle water back to the process plants.

All three tailings storage facilities are subject to a dam safety inspection (referred to as RISRs in Brazilian regulations) twice annually by Knight Piésold. Reports from these inspections document observations and recommendations as well as actions taken in response to previous report recommendations. The inspection reports document the dams performing in line with expectations and the operators addressing all recommended actions.

The author relies on the conclusions of Knight Piésold and the Engineer of Record (EOR) as reported in the latest dam safety inspection reports (second half of 2025).

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

19.	MARKET STUDIES AND CONTRACTS

Kinross typically establishes refining agreements with third parties for the refining of doré bars. Kinross retains marketing experts in-house to facilitate the sale of bullion on the spot market or as doré. The terms contained within the refining contracts and sales contracts are typical and consistent with standard industry practice, and are similar to contracts for the supply of bullion and doré elsewhere in the world.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

20.	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

KBM is constantly seeking excellence in its occupational health and safety, environmental and social responsibility system. The site maintains certifications in ISO 14001, 45001, and is in compliance with the International Cyanide Management Code (ICMC).

KBM has a Health, Safety, Environment and Social Responsibility and Corporate responsibility policies approved by the President and General Manager.

20.1	Environmental Studies and Management

An Environmental Impact Assessment (EIA) was conducted in 2018 for the optimization of the Project (Golder Associates, 2018b). The EIA was supported by baseline studies to characterize the pre-mining environment.

Key elements of the environmental setting are summarized below:

•	Surface water resources: The Project area lies within the Paracatu River Basin, part of the larger São Francisco River Basin. Local drainage includes the Rico, Santo Antônio, Eustáquio, Macacos, and São Domingos streams. Surface water resources exhibit a seasonal flow regime strongly influenced by rainfall distribution. Naturally elevated concentrations of some metals (e.g., arsenic, iron, manganese) reflect the mineralized geological setting.

•	Groundwater: Hydrogeological conditions are dominated by fractured aquifers with limited storage capacity and strong dependence on recharge processes. Groundwater–surface water interaction plays a key role in maintaining baseflow in local watercourses, especially during the dry season. Groundwater divides align with topographic ridges separating the mine, Santo Antônio, and Eustáquio basins. Estimated groundwater recharge rates are low, generally ranging from 10 to 60 mm/year. Groundwater quality was determined to be neutral to moderately acidic, consistent with fractured bedrock aquifers and mineralized host rocks.

•	Ecology: The mine lies within the Cerrado biome, which is the second largest biome in South America in terms of area. This biome covers a quarter of Brazilian territory and more than half of Minas Gerais, and is known for its high biodiversity. The Cerrado habitat of the Project area was previously altered by mining, including artisanal and semi-mechanized gold mining from colonial times to the 1980s, and agriculture before the mine was established.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Most fauna and flora species identified during baseline studies were considered common and/or not protected. However, some bird species are considered to be of conservation concern, being listed under threat categories or identified as biome endemics. Species classified as Vulnerable (VU) or Near Threatened (NT) were identified, primarily associated with habitat-specific requirements and sensitivity to environmental degradation. In addition, three mammal species identified during baseline fieldwork are highlighted as threatened at all state, national, and global level: Bush dog (Speothos venaticus), Giant armadillo (Priodontes maximus), Tapir (Tapirus terrestris), and Pampas deer (Ozotoceros bezoarticus).

Key environmental and social issues include:

•	Dust, noise, and vibration affecting nearby communities.

•	Water quality – arsenic and metals; sulphide minerals generating acid.

•	Surface water flow affected by mining. The Mine is therefore required to release water to maintain ecological flows in Rico Stream, Santo Antônio Creek, and Eustáquio Creek.

An Environmental Impact Control Plan (PCA) (Golder Associates, 2018c) has been implemented to address environmental impacts and to ensure compliance with environmental permits. This plan focuses on air and soil quality, noise and vibration control, water management, revegetation, and tree canopy planning and reclamation. The key aspects and environmental impacts addressed in the plan include deforestation, relocation of mammals and birds, soil removal and compaction, dust mitigation, fossil fuel emissions, water management, noise and vibrations from operations and blasting, and changes to the landscape.

KBM tracks permit and approval conditions in a well-established Environmental Management System (EMS). The EMS includes a set of standard operating procedures to mitigate environmental impacts and facilitate compliance with legal and permit requirements, e.g., vegetation clearing, revegetation, relocation of animals, water management, tailings management, closure rehabilitation and planning, environmental compliance, etc. KBM identifies and manages environmental risks using the RiskeX system, a commercial software system designed to document and facilitate management of risks identified by a company or operation.

KBM responds to and records environmental incidents. An incident occurred in 2025 when diesel was disposed of within the pit and KBM received a Notice of Violation and fine. KBM implemented corrective action, and this incident was closed.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

KBM receives and responds to community grievances related to dust, noise, and vibrations in line with the KBM Social Performance Management System Standard 6 Grievance Management Standard.

Kinross compiled a technical report on the implementation of mitigation measures to the regulators in 2024, and no significant compliance issues were noted (Kinross, 2024a). Water quality monitoring and reporting is also conducted in compliance with permits and is discussed below.

Tailings Management

Tailings management programs at KBM operations incorporate best-in-class standards, align with guidance from the Mining Association of Canada, Canadian Dam Association, and the International Commission on Large Dams. The programs incorporate best practices such as periodic independent reviews and detailed Operating, Maintenance and Surveillance (OMS) Manuals, dam breach studies and emergency response plans.

The EOR for the Paracatu TSFs, Knight Piésold, provides technical direction on behalf of KBM, and verifies that the facilities meet appropriate design standards and are constructed and operated per the design. Knight Piésold completes the regular dam safety inspection (RISR in Portuguese) twice annually and the observations and recommendations are documented as well as any follow-up actions. In addition, Knight Piésold maintains and updates a water balance model quarterly to ensure the safe management of water within the facility.

The SATSF is located north of the pit and processing plant. The tailings were discharged on the upstream side of the facility, which developed dry tailings beach along most of the dam. The facility construction began early in the operation of the Mine and has been expanded with successive raises of the main embankment dam. The dam material is a clay and silty material from borrow areas downstream of the dam. The dam has reached its ultimate crest elevation of 676 m, and tailings deposition ceased in August 2015. Reprocessing of segregated finer tailings started in 2016.

Until 1997, the tailings deposited in the SATSF were entirely from the oxide zone of the mine and were classified as non-acid generating. Since then, the SATSF received a blend of tailings from oxide and sulphide ores. KBM has added limestone to the tailings in the SATSF to aid in neutralizing the acid rock drainage/metals leaching (ARD/ML) generated by the sulphide minerals in the B2 tailings.

Seepage of water through the SATSF embankment flows through a passive treatment system (alkaline drains) installed in Santo Antônio Creek just downstream of the main embankment. The passive treatment system consists of a flow-through channel filled with limestone gravel which discharges into a polishing wetland where water is retained and particles allowed to settle out of suspension prior to final effluent discharge to the environment (Santo Antônio Creek). The limestone increases the alkalinity of the water passing through it, and induces metals to precipitate out of solution as the water becomes more alkaline. Flow rates and water quality are monitored at the outflow of the wetland polishing area and the effluent water quality meets all regulatory required discharge limits.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

In 2015, KBM developed and concluded the feasibility studies for reprocessing part of the tailings in the SATSF. The exploration survey showed an opportunity to reprocess the upstream area. In October 2015, KBM started the Processing Santo Antônio Tailings (PSAT) project mining the area using haul trucks and reprocessing the tailings in the industrial plants. In 2017, KBM started to mine part of the SATSF using hydraulic mining and pumping the tailings pulp to the industrial plant. The two different mining methodology are called PSAT Pumping and PSAT Hauling. The first one uses water cannons to enable the tailings to be pumped as a pulp. Where the tailings are dryer, the mining is performed with excavators and regular haul trucks. The KBM current plan is to resume discharging tailings in SATSF after PSAT has been concluded by the beginning of 2026, creating space for approximately 86 Mt of new tailings deposition and completing the closure design.

The project aims to improve gold recovery as well as to reduce the sulphide content in the tailings. The project was expanded to the ETSF, where the similar methodology applies, with both hauling and pumping activities. The project at Eustáquio is called Processing Eustáquio Tailings (PET).

One of the permitting conditions for the ETSF is to maintain an ecological flow of 160 m3/hr of water to Eustáquio Creek. The water is currently supplied by springs diverted around the tailings facility and by seepage of water through the tailings embankment which is collected and treated by a passive water treatment system before discharging.

The SATSF borrow areas have been progressively reclaimed. Most of the 450 ha tailings basin has been regraded and planted with seeds and seedlings. Drainage channels have been implemented in the main critical areas (three drainage channels installed up to 2019) and regular vegetation maintenance is carried out each year.

Site Drainage Management

To reduce the potential of tailings to produce acid, sulphur levels in tailings are reduced via flotation during the gold recovery process. Concentrated sulphur material is placed in lined ponds (referred to as “specific tanks”).

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

The Mine conducted research applied to the control of ARD in 1991. In 1994, a dedicated laboratory was installed on-site to conduct kinetic tests to evaluate the long-term acid generation potential and investigate potential covers and the required environmental controls.

In 1998, the operation started mining sulphide ore and already had its processing and environmental processes defined from the ARD research program. This included the use of a geological model with PAF and NAF materials information to manage the waste and sulphur grade in the ores fed to the plant, the segregation of the sulphides in the flotation process, and stoichiometric addition of limestone to prevent acid generation from residual sulphides contained in the final tailings to be discharged in the dams. As KBM improved the research and data acquisition capacity, these controls have been reviewed and improved.

Since 2004, KBM has maintained passive treatment systems (alkaline drains) in the springs located around the mine, aiming to ensure the surface water quality of the areas surrounding the mine. These systems promote the correction of the spring pH by limestone (dolomitic gravel), increasing the alkalinity and favouring the precipitation of metals and metalloids. Also, to assure the water quality around the mine, all stormwater is collected and contained within the pit. This water is used for dust control and in mineral processing.

A small fraction of the mill feed is recovered as sulphide concentrate (about 2% of tailings). After gold recovery by cyanide leaching, the residual solids (sulphide tailings), including the residual cyanide solution, are permanently stored in lined waste repositories referred to as “specific tanks” that were specially designed to prevent leakage into the groundwater and any contamination of the environment. The potential liabilities of these tailings are related to the high sulphide mineral content and the concentration of cyanide. The total cyanide concentration averages below 50 ppm, following the ICMC.

There have been 12 tanks constructed for sulphide concentrate tailings storage. Tank 12 is currently in operation and has been raised to the final planned elevation. This tank is expected to remain in operation until 2030.

The current management of these sulphide tailings includes the installation of composite cover liners in the specific tanks and sub-drains to intercept and collect any potential leakage. The final cover will be completed on reclaimed specific tanks as part of the closure process. Eight specific tanks that have been closed with an initial compaction layer. The final cover design of specific tanks will be implemented upon closure. KBM has reprocessed the tailings specific tanks 1, 2 and 3, and completely removed the contained sulphur concentrate. The reprocessing of tank 4 will be permitted as part of the Tailings-In-Pit permitting process (in progress).

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Geochemical tests conducted on tailings and waste rock samples were reviewed by Midgard Environmental Services (Midgard) in 2024 as part of a site visit and review of acid mine drainage management. The review scope included an assessment of SATSF seepage-management performance; evaluation of 84 saturated and unsaturated leach-column test results completed by KBM; and a comprehensive review of the ETSF seepage and recovery system, peripheral pit seeps and associated passive treatment system, waste-rock management practices, progressive reclamation activities, closure pit-lake water-management strategies, and proposed closure discharge criteria. An important conclusion from the leach column tests is that if the tailings remain saturated, sulphide oxidation, acidity, and sulphate release would be effectively controlled, and acid rock drainage risks are expected to be negligible. In addition, the leach columns test results demonstrated that placement of low sulphide inert tailings in the ETSF during the last years of operation can reduce the potentially acid forming zones on the final tailings surface (Midgard, 2025).

Tailings will remain saturated and presumably liquefiable during initial and active periods of mine closure. However, after closure, pore water will gradually drain down and the tailings will become unsaturated. Hydraulic and soil cover systems will be used to limit oxygen ingress in the SATSF after closure. Low sulphide inert tailings will be deposited over the entire ETSF and final specific tank during the last two years of deposition to reduce oxidation of tailings.

KBM reviews the cut-off criteria for non-acid forming (NAF) and potentially acid forming (PAF) waste rock regularly and adopted more conservative criteria in June 2023 and again in June 2025 to reduce acidification risk for NAF materials that are placed outside the open pit footprint and to reduce concentrations of solutes such as sulphate and manganese in drainage from the “Ex-Pit” waste rock dump. KBM now applies a waste rock cut-off criteria of NAF = ANC/MPA > 1.3 and total sulphur < 0.8%.

Cyanide Management

KBM has used cyanide as part of its final hydrometallurgical CIL circuit, where it is used to leach the gold into solution. Prior to discharge of tailings, cyanide levels are reduced below 50 ppm as required by the ICMC.

In recent years, KBM has implemented a series of improvements to reduce cyanide consumption, including the implementation of automatic feed systems, which has reduced the consumption of this reagent in kg/t ore processed.

Paracatu is certified under the International Cyanide Code and underwent external auditing in 2025.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Dust, Vibration and Noise Management

Dust, vibration, and noise are key issues affecting the communities surrounding the operation. KBM has implemented management and mitigation measures that are in compliance with internal standards and local legislation.

Air emissions from mining occur primarily as fugitive dust from mining, transportation, waste rock handling, and ore crushing.

Key dust mitigation measures include:

•	Water trucks are used to suppress dust 24 hours per day on roads and in key areas.

•	Dust suppressant polymer is applied annually in key areas.

•	Some roads are covered with laterite or coarse limestone.

•	Dust is controlled by water sprinklers and Venturi scrubbers at the plant crusher.

•	In the pit, dust generated during crushing and ore unloading is controlled by a water spray system at various points and in the hopper.

•	Conveyor belts (ore transfer points) have water sprays.

•	The stockpile is covered and has water sprays.

•	Progressive rehabilitation is completed where possible, particularly on waste rock dumps close to communities.

•	Vehicle traffic and speed is controlled, and mine planning controls the average transport distance.

•	Vegetation clearing activities consider predominant wind direction.

•	Dust control systems are frequently inspected. A program of Opacity Measurement is in place to standardize and facilitate the inspections.

In addition to dust generating mining activities, there are also point source stack emissions from on-site facilities that perform carbon regeneration, electrowinning, smelting, and laboratory processes. Emission controls such as bag filters and gas washers are used at these point sources, and an annual emission inventory is maintained.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

KBM has an air pressure and vibration management program to manage the impacts of blasting. To minimize disturbance, the blasting occurs once a day and on weekdays only, as per an agreement with the communities. Any changes to this schedule are agreed upon with the communities prior to blasting. KBM uses the best technologies and procedures to minimize the amount of vibration in the city of Paracatu. These procedures include careful planning of blast layout patterns and consideration of wind direction to avoid carrying dust towards the city. The blasting plan is designed to maintain vibration and acoustic pressure levels within the relevant standards (NBR 9653/2018). Monitoring is carried out at strategic points in the communities surrounding the mine during the time of blasting. There is also a community monitoring program in place.

KBM conducts noise monitoring daily. All acoustic measurements are performed by a contractor in accordance with the recommendations of Brazilian National Standards Organization (Associação Brasileira de Normas Técnicas, ABNT). The noise generated in the mine is due to the operation of equipment, machinery, heavy vehicles, dismantling, ore and waste transportation, and other activities inherent to the operation of the enterprise.

To minimize the noise levels associated with mining activities, KBM implements the following mitigation measures:

•	The mine plan optimizes truck routes and areas mined during day and night.

•	Equipment reverse alarms are disabled during the night shift.

•	Equipment is well maintained.

•	An acoustic barrier was constructed using NAF materials, between the boundary of the pit and the nearest residential areas. Besides reducing the noise level in the community, this barrier also minimizes the visual impact of the mine.

Water Management

KBM has a Water Management Standard Operating Procedure. KBM also has a site-wide water balance which is updated quarterly. Predictive modelling of the TSF water balance is conducted by the EOR, Knight Piésold, using the Goldsim® and applies a wide range of historical monthly climate conditions for a 51-year period. Water is contained within the mine infrastructure areas and reused. External makeup water is obtained from watercourses and groundwater wells in accordance with water licences. The ETSF is the primary water storage facility for the mine.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Mine dewatering activities reduced the flow in Rico Stream, which lies south of the pit area (monitoring point 17B and C lie on the Rico Stream – refer to Figure 20-1). KBM is therefore responsible for maintaining residual flow through a watercourse diversion permit. Models are being used to evaluate the possibility of discharging water from the pit lake after closure to maintain a minimum residual flow of 44 m³/h (WSP, 2024).

The mine discharges at two locations:

•	As mentioned previously, a permit condition for the ETSF is to maintain an ecological flow of 160 m3/hr of water to Eustáquio Creek. The water is currently supplied by springs diverted around the tailings facility.

•	Discharge of seepage from the SATSF via a passive treatment system to the Sao Domingos watercourse, which in turn discharges into the Santa Rita River.

Surface and groundwater quality monitoring is conducted at the monitoring points shown in Figure 20-1 and Figure 20-2, and this includes at the compliance points related to the two discharges mentioned above (NB11 and COPAM14). The 2024 and 2025 surface and groundwater monitoring reports indicate compliance to most requirements; there are instances of elevated manganese in two groundwater wells, which is attributed to the natural background conditions due to the local geology (Kinross 2024b-i; 2025 a-f). The regulatory limit for arsenic in surface water became more stringent in 2007; it decreased from 0.05 mg/L to 0.01 mg/L. This is below the background level measured in surface watercourses around the mine, which is reported to be 0.02 mg/L. The 2024 and 2025 reports show no exceedance of the more stringent limit for arsenic (2025a-f).

Artisanal mining was previously conducted in two areas, namely in and around Lake São Domingos (Rapadura stream) and Rico Stream. These areas were declared to be contaminated under Minas Gerais state law. KBM has been implementing measures to remediate these areas. The monitoring results of Rico Stream showed that the environmental conditions have improved in 2025. Interventions at Lake São Domingos and Rapadura Stream began in 2025 and will be completed in the first half of 2026. This is discussed in more detail under Environmental Liabilities below.

Midgard conducted a site visit and geochemical review, which included a review of water quality management practices in 2025. Key findings include (Midgard, 2025):

ESTF Seepage and Recovery System: Toe seepage of the main impoundment (monitoring point NB 11 - refer to Figure 20-1) has shown an increase in sulphate concentrations since 2012. A capture and pump return system was constructed in 2020 and has proven to be effective in protecting downstream water quality at compliance point NB01 (Figure 20-1). It is expected that this pumping system will need to be maintained for a period after closure until the tailings seepage reduces.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

•	SATSF seepage and passive treatment system: The passive treatment system directs flow through and over alkaline drains to raise the pH, which is then passed through a water quality polishing wetland. The passive treatment system has performed well and has consistently met water quality standards at compliance point COPAM14 (refer to Figure 20-1). However, performance related to arsenic removal is declining. To improve the long-term arsenic treatment efficiency, KBM has planned to install an aeration pond in 2026.

•	Peripheral Pit Seeps and Passive Treatment System: The watercourses on the eastern margin of the open pit including Macacos, Cigano, and Rapadura have numerous acidic seeps and springs which produce water that does exceed regulatory quality limits. KBM captures acidic water and also plans to address ARD from artisanal mine tailings by either closing them in place or completely removing them. The report notes that this passive treatment system does result in some improvement in water quality but is not effective for sulphate treatment and is only partially effective in the treatment of pH, arsenic, and manganese. Further investigations on additional passive treatment for these seeps to improve the water quality will be carried out.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Figure 20-1: Surface water monitoring points

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Figure 20-2: Groundwater monitoring points

Environmental Liabilities

The Project area was previously altered by mining, including artisanal and semi-mechanized gold mining from colonial times to the 1980s. Contaminated areas are managed in accordance with the state Environmental Foundation (FEAM) requirements. KBM conducts studies and submits annual reports on intervention measures and monitoring results to FEAM.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

KBM conducted a detailed investigation and Human Health Risk Assessment (HHRA) in 2018 in the Rico and Rapadura Streams in response to a request by FEAM. The results indicated the presence of arsenic, mercury, and nickel in stream sediments above reference values, representing a risk to human health, especially via ingestion (accidental) and dermal contact during recreation. Surface quality was considered acceptable for cyanide; however, arsenic concentrations were found to be above reference values in surface water. Recommendations included controlling access to these streams to prevent exposure, maintaining and expanding water and sediment monitoring, and considering additional studies to evaluate arsenic bioavailability. The report recommended continuing risk management measures, as well as water management and regular inspections of treatment systems. Sediment removal was not recommended due to the risk of contaminant remobilization. (Arcadis 2018 as cited in WSP, 2024).

Following this study, KBM developed a Basic Intervention Plan upon request from FEAM. The plan aimed to improve sediment quality and control public access to the streams. The plan included descriptions of environmental characteristics of the streams, relevant legislation and standards, and actions to achieve proposed objectives (Arcadis, 2019 as cited in WSP, 2024). The Basic Intervention Plan for contaminated areas of the Rico and Rapadura Streams was updated in 2022 to comply with FEAM requirements.

Basic interventions (remediation measures) implemented in the Rico Stream include (Arcadis, 2022):

•	KBM implemented passive treatment systems in 2004 in gullies lying within the southwestern portion of the Mine, allowing natural chemical and biochemical reactions to occur, with the aim of improving surface water quality in surrounding areas.

•	KBM diverted approximately 2 km of the stream in 2009 to allow mine expansion in 2009. KBM currently pumps water from upstream abstraction point elsewhere to maintain downstream stream flow. This diversion meant that this part of the stream was no longer accessible to the public because it was within the mine property and fencing. KBM subsequently started mining the entire portion of the Rico Stream located within the mine property in 2022. This action was aimed at eliminating the environmental liability in the Mine’s area of influence.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

•	KBM implemented a project in 2011 which involved the revitalization of the urban stretch of the Rico Stream in Paracatu, including constructing drainage and erosion control structures, native species planting and implementation of a linear park.

Basic interventions (remediation measures) implemented in the Rapadura Stream include (Arcadis, 2022):

•	In 1993, the Mine identified two dykes and one tailings dam which had been built in tributaries of the Rapadura Stream during previous gold mining in the 1980s. Remediation measures were implemented between 2007 and 2008, which included the construction of drainage diversion channels, topographic reconfiguration, soil cover, revegetation, and passive treatment systems.

•	In 2016, KBM obtained a water use permit to implement a wetland treatment system in the Cigano Stream upstream of the Rapadura Stream alkaline drain. The system was aimed at increasing water residence time in the passive treatment system to promote metal precipitation (e.g., iron and manganese), and thereby improve water quality.

•	In 2018 and 2019, KBM implemented additional wetland systems and channel filling with gravel to enhance treatment efficiency and control erosion.

Updated HHHRA studies were conducted in 2021 and 2025, to comply with FEAM requirements. Water quality results were compared with the Joint Normative Deliberation 01/2008 standard for Class 2 water bodies established through collaboration between the National Environmental Council (CONAMA) and the State Water Resources Council (CERH). Sediment was compared with Level 2 reference values of CONAMA Resolution 454/2012. Concentrations above Level 2 are likely to adversely affect the biota.

In 2021, the HHRA study found arsenic concentrations in both streams still exceeded relevant standards for arsenic. Risks via water and sediment accidental ingestion were above acceptable levels in several scenarios, except for sediment in Rapadura Stream. Remediation actions implemented by KBM as discussed above, were found to have contributed to reducing environmental impact. The report recommended continuing remediation actions (passive treatment), stream access control and monitoring programs to ensure human health safety (WSP, 2024).

The 2025 HHRA focused on Rico Stream and found that there was no unacceptable health risk for evaluated receptors, which included adults and children, in an episodic direct contact scenario. The study considered exposure pathways of accidental ingestion of water and sediment, dermal contact with water and sediment during recreation, and arsenic, aluminum, lead, cadmium, mercury, and zinc concentrations. In addition, people cannot access the stream because part of it is within the fenced area of the KBM property, and access is naturally limited by dense vegetation and the public is warned to keep out of the area with warning signs placed at key locations.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

The management of contaminated areas may continue for years in parallel with mine closure activities, although KBM expects this to be limited to monitoring activities as the intervention measures should be completed in advance of operations ceasing. Therefore, there is no allowance for further intervention work in the mine closure costing at this stage. In the mine closure plan (Section 20.4), WSP noted when considering closure scenarios, area relinquishment, and future uses, it is still unclear how contaminant concentrations may change with the formation of a lake in the eastern pit sector and how this could alter current conditions in Rapadura Stream. The mine plan therefore includes the construction of a hydraulic barrier on the eastern pit lake to prevent poor-quality water from entering the Rapadura Stream. There is some certainty regarding Rico Stream because hydrogeological investigations were conducted to assess possible impacts of lake formation in the southwestern pit sector and changes in the water body. The study found that the active geological fault in this location does not receive flows from the lake and does not significantly affect Rico Stream flow or water quality (WSP, 2024).

In addition to the HHRA studies, KBM conducted a Preliminary Environmental Assessment (Phase I) in 2016 which identified 15 potential contamination areas within the mining operation. The report made recommendations for monitoring and some remediation action (WSP, 2024). In 2018, KBM conducted a subsequent study in response to a request by the FEAM regarding three potential contamination areas: a transformer area, third-party area (Transamigos) and a fueling station, and the reagents storage area of the plant. The objective was to assess the presence of contaminants in soil and groundwater. The results showed no contaminant concentrations above intervention limits and no further action was necessary (Arcadis 2018 as cited in WSP, 2024).

20.2	Environmental Licensing and Permitting

Brazilian environmental policy is executed at the federal, state, and municipal levels of public administration. Coordinating and formulating the Brazilian Environmental Policy is the responsibility of the Environmental Ministry. Directly linked to this body is the CONAMA, the consultative board for environmental policy. CONAMA’s responsibility is to establish the rules, standards, and guidelines so that environmental licensing can be granted and controlled by the state and municipal environmental agencies. These agencies are part of the National Environmental System (SISNAMA), and the Brazilian Institute for the Environment and Renewable Resources (IBAMA). IBAMA is the government agency under the jurisdiction of the Environmental Ministry and is the agency responsible for executing Brazilian Environmental Policy at the federal level.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

The basic environmental impact assessment process is initiated with the collection of baseline data. Baseline data collection is followed by a formal EIA. The Environmental Impact Report (RIMA) is a summary of the EIA presented in language suitable for public communication and consultation. The EIA and RIMA are made available for public review and comment during the public hearings.

Once the EIA/RIMA process is complete, there are three components of the Environmental Licence that must be completed. The Environmental Licence is issued by the State Agency (URA NOR) in an integrated process that includes the Forest Agency (IEF), Water Agency (IGAM), and Environmental Agency (FEAM). This integration was consolidated in the state of Minas Gerais in 2007 with the creation of eight Regional Agencies. KBM reports to the office in Unaí (URA NOR), 100 km from Paracatu. The additional permits required for the Environmental Licence are described below.

Previews Permit (LP) - This is relevant to the mining project’s preliminary planning stage. The permit contains the basic requirements of the municipal, state, and federal agencies for soil use during the location, installation, and operation stages.

Installation Permit (LI) – This authorizes the installation and implementation of the mining project according to the specifications in the approved Environmental Control Plan. The LI can be requested only after the completion of the LP. The PCA is based on the impacts registered in the EIA. This plan is required for the LI and the land clearing (deforestation) permit to be issued. At this stage, a mine closure plan is submitted to the ANM for approval.

Operating Permit (LO) – This authorizes the start of permitted operation activities according to what was established in the LP and LI. The LO has a duration of 10 years and can be renewed. The revalidation permit is granted after the submission of the Environmental Performance Report (RADA) and its evaluation by the environmental agency (SUPRAM NOR).

In 2017, the state of Minas Gerais updated the environmental licensing legislation (COPAM 217/2017) to allow for a process whereby LP, LI, and LO are analyzed and issued together. The update also included the Simplified Licensing category (LAC), which is conducted in a single stage which can include only the information registration or the submission of a simplified environmental report (LAC- RAS).

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Current approvals and Permits

The operation was issued an LO for a 61 Mt/a mining rate in July 2010. In 2018, KBM renewed its LO (No. 016/2018) which consolidated in one document the permit for mining activities, waste rock stockpiling, ore treatment, tailings disposal, tailings reprocessing, solid waste treatment and disposal, and fuel stations, as well as deforestation/vegetation clearing. This permit is valid until March 2028.

In addition, KBM was granted a consolidated permit (LP+LI+LO No. 048/2017) for Non-ferrous Metallurgy in primary forms which is valid until September 2027; LO No. 049/2017 for the ore conveyor which is valid until September 2027; and LAS-RAS No. 094/2018 for reprocessing tailings at TSFs which is valid until March 2028.

In August 2019, KBM was granted a consolidated licence (LP+LI+LO No. 071/2019) for pit optimization. This permit included the expansion of the pit (phases 13, 15, and 17) and also permitted a new “Ex-Pit” waste rock dump.

The main environmental licences are summarized in Table 20-1.

KBM also holds and manages water licences for different purposes related to its activities, for example, water storage and pumping from the TSFs; stream channeling/interference (alkaline drains); pit dewatering; stream deviation; and licences for hydrological research (refer to Table 20-2).

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Table 20-1: Main environmental permits and approvals

No.	Category	Licence Number	Licence Scope	Expiry Date
1	IT	LO No. 016/2018	Tailings Dam (including raising ESTF to final planned height), open pit mining, tailings/waste piles, processing of non-ferrous metals in primary forms, electric power transmission lines, electricity substation, treatment and/or final disposal of urban solid waste, production of castings (3rd and 4th mills), infrastructure works (waste and product yards and workshops), and fuel supply points.	3/14/2028
2	IT	LO No. 049/2017	Conveyor Belt (Pebbles Crusher).	9/22/2027
3	LAS-RAS	LAS-RAS No. 094/2018	Reprocessing of mineral assets disposed of in a tailings dam (2,000,000.00 m3/year)	3/14/2028
4	LP+LI+LO	LP+LI+LO No. 071/2019	Mine Optimization Project	3/14/2028
5	LP+LI+LO	LP+LI+LO No. 2390/2021	Plant UTM Capacity Optimization Project (66 MTA)	4/30/2028
6	Fauna Management Authorization	413.032/2018	Authorization for wildlife management.	3/14/2028
7	IBAMA Authorization	BR 290321	Authorization for export of waste.	12/30/2024*
8	Vegetation clearing	ASV 2031.9.2021.38680	Authorization for clearing native vegetation (stumps in 94.5 ha)	8/20/2024*
9	Vegetation clearing	ASV 2031.9.2021.38680	Authorization for clearing native vegetation (1.5 ha)	8/20/2024*
10	Vegetation clearing	2100.01.0048478/2023-18	Authorization for clearing native vegetation (133.6 ha, 3.5 ha and 267 ha in different areas)	7/4/2027

Note. * Administratively extended by applying for renewal 120 days prior to expiry

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Table 20-2: Water Licences

Licence	Description	Issue Date	Expiry Date
Process No. 45778/2016, Ordinance No. 1700523/2018	Renewal of Ordinance No. 0000670/2012, grant for channeling of left tributary of Córrego São Domingos	25/10/2018	14/03/2028
Process No. 58647/2023, Ordinance No. 0705657/2024	Renewal of Ordinance No. 1700524/2018, channeling of left tributary of Córrego São Domingos	29/11/2024	14/03/2028
Process No. 16312/2017, Ordinance No. 0700131/2018	Renewal of Ordinance No. 0001997/2014, watercourse diversion at Córrego Rico	12/10/2018	14/03/2028
Process 12359/2014, Ordinance 510/2016	Channeling or rectification of watercourse	17/03/2016	14/03/2028
Process No. 28279–28291/2019	Ordinances for groundwater extraction from existing tubular wells	29/11/2019	14/03/2028
Process No. 45780/2016, Ordinance No. 0708771/2019	Surface grant for rectification/channeling of Córrego São Domingos tributary	05/11/2019	14/03/2028
Process No. 09527/2024, Ordinance No. 00621/2024	Water withdrawal from surface water (rivers, ponds) and reservoirs / irrigation and industrial use	17/12/2024	16/12/2034
Process 18297/2024, Ordinance No. 00622/2024	Water withdrawal from surface water (rivers, ponds) and reservoirs / irrigation and industrial use	18/12/2024	17/12/2034
Process No. 07037/2018, Ordinance No. 0709686/2019	Renewal of Ordinance No. 0001829/2016, groundwater for hydrogeological research	29/11/2019	Renewal filed 20/09/2021
Process No. 16313/2017, Ordinance No. 0700970/2020	Renewal of Ordinance No. 0001673/2013, groundwater for lowering water level in mining	04/02/2020	14/03/2028
Process No. 30504/2023, Ordinance No. 1704774/2023	Renewal of Ordinance No. 0002997/2018, channeling/rectification of watercourse	22/08/2023	14/03/2028
Ordinance No. 0709713/2019	Groundwater extraction from existing tubular wells	29/11/2019	14/03/2028

Source: WSP, 2024

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Permitting strategy

KBM has an environmental approval and permitting strategy which encompasses all planned activities until 2035. This strategy is adjusted when there are changes to the mine plan.

KBM has initiated the permitting process for in-pit tailings disposal under the Simplified Process LAC1 (Licença Ambiental Concomitante) framework. This approach consolidates environmental licensing requirements into a single streamlined process. This includes application for an additional specific tank and reprocessing of specific tank 4. KBM conducted an EIA in 2025 to support this application and plans to submit the application early in 2026. KBM expects to have approval for these activities in 2027 through the streamlined process. In-pit tailings deposition is planned to start in 2032. KBM has not identified other critical permits required.

Potential risks to obtaining the approvals in time include:

•	Since the failures of the Samarco and Brumadinho tailings embankments in 2014 and 2019, respectively, regulatory requirements at the national and state levels around tailings embankment design for operation and closure have evolved considerably. Changing legal requirements could affect timelines to obtain the required approvals.

•	The strike action by government workers in environmental regulatory agencies poses a potential risk to obtaining the approvals in time.

•	Interference from the Federal Public Attorney and INCRA (Federal Land Department) in the Minas Gerais State permitting process to address legal requirements pertaining to the Quilombola community poses a potential delay risk.

KBM acknowledges the permitting schedule is aggressive given these factors, but believes it to be manageable.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

20.3	Social and Community-Related Requirements

Nearest Communities

There are eight communities in urban and rural areas in close proximity to the Mine (Figure 20-3). The number of residents of each community as of the effective date of this report is included in this figure. Traditional communities around the Mine in rural areas are shown in Figure 20-4.

There are three quilombola communities near the Mine, including São Domingos, Família dos Amaros, and Machadinho. These communities were formed by descendants of people who resisted slavery in Brazil, which lasted more than 300 years and was abolished in 1888. Today, quilombos continue to be spaces of memory, culture, and identity, where their traditions and stories distinguish and strengthen the community.

São Domingos had its territory certified by the Fundación Palmares Cultural Foundation in December 2004 and is currently undergoing recognition and titling by the National Institute of Colonization and Agrarian Reform (INCRA-MG). KBM developed a Quilombola Basic Environmental Plan (Plano Basic Ambiental Quilombola, or PBAQ) in collaboration with the community 13 years ago and submitted this to the regulator in anticipation of São Domingos receiving official recognition by INCRA-MG. This PBAQ is still under review with the regulator, however, KBM has already started implementing this to maintain a positive relationship with the community, e.g., basic sanitation project. There is some risk that the community may have different needs and requests by the time the regulator reviews the PBAQ and KBM will need to update this plan at that stage.

The Machadinho and Família dos Amaros communities are located outside the boundaries of the city of Paracatu. The Família dos Amaros and Machadinho community processes to certify territory is not as advanced as São Domingos. Future actions to be taken by KBM will depend on the legal process and be guided by the relevant authorities.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

BRAZIL
PARACATU MINE
Minas Gerais
Atlantic Ocean
INSET MAP
N
300000
305000
310000
295000
8105000
8100000
8095000
Santa Rita
87 residents
ETSF
SATSF
Cunha
187 residents
Lagoa de San Antonio
238 residents
Specific Ponds (Planned)
Specific Ponds (Actual)
Return Water Pump
Mine Site
Paracatu Open Pit
São Domingos
Quilombola Community
484 residents
Santo Eduardo
363 residents
Alto Da Colina
285 residents
Bela Vista II
489 residents
Amoreiras II
395 residents
0 0.5 1.0 1.5 2.0 2.5
Kilometres

Figure 20-3: Communities close to the Mine

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

N
0 5000 10000
Metres
KINROSS
Legend:
Localities
Community under identification and delimitation
Quilombola community under identification and delimitation
Watercourse
State boundary
Kinross property boundary
Directly affected area
Local study area
Regional study area
Rural settlements
Established settlement
Settlement under structuring
Quilombola Communities
Dos Amaros family
Machadinho
São Domingos
Restriction Radius for Quilombolas
Point-source developments (ports, mining, and thermoelectric plants)
Inset Map
Universal Transverse Mercator Projection
SIRGAS 2000 - Fuso 23K
Kinross Gold Corporation
Paracatu Gold Mine
State of Minas Gerais, Brazil
Traditional communities in rural areas
Source: Modified from WSP 2025.

Figure 20-4: Traditional communities in rural areas

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Social issues

Given the proximity of the Mine to these communities, the primary concern for community impact relates to dust, vibration and noise, as discussed above. Blasting times are agreed with the communities; blasting takes place from Monday to Friday at a given time in the afternoon (15:20). Blasting will only take place on Saturdays with prior arrangement and no blasting takes place on Sundays or public holidays.

There are three communities downstream of the SATSF, and KBM has conducted several studies to identify people, infrastructure, assets, fauna, and flora within the dam break zone, as well as developing emergency plans. Emergency evacuation drills are held with these communities annually; the siren is tested twice a year and there is a focused engagement program at the Maria Trindade school.

Communities downstream of Lake São Domingos/Rapadura Stream were impacted by past artisanal mining activities, and KBM is working to address these legacy contaminated areas.

KBM identifies and manages social risks using a risk register in the RiskX system. The risk of potential social demonstration or actions that would hinder operations has been identified but is managed through engagement and socio-economic projects and the Mine currently assessed this as having a very low to low risk.

Community relations

KBM implements the Social Performance Management System, which provides clear guidance about how to operate within communities. KBM has mapped stakeholders and communities surrounding the operation and maintains this information in a software system called Borealis. Stakeholder and community interests and issues are recorded, and the operation has a “heat map” showing negative, neutral, or positive attitudes towards the operation based on engagement. This is updated every two years, and this information informs community engagement and relationship management.

The government of Brazil developed a program to understand social development needs within the country and KBM has adapted this to the local communities. KBM uses this to understand the community social development needs. Communities have access to the website and use this information to guide their requests to KBM for funding specific projects that have a long-term focus.

KBM meets monthly with community leaders and updates an agreement every year with each community. The agreements include a list of socio-development projects that KBM will provide funding for.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

KBM holds a visit program called Inside Kinross, receiving different groups of visitors on a monthly basis. Visitors include students from schools, universities, civil organizations, and any community member interested in knowing the process from the inside.

Another program is the Dialogue Committee for Solutions. Representatives of neighbouring communities attend the meetings. The Committee also monitors and discusses KBM environmental monitoring processes, the Company’s social and environmental projects, and guidelines to be reported in the community journal, made for these communities.

One of the practical outcomes of the Dialogue Committee for Solutions was the training of residents of KBM neighbourhoods as volunteers of the Environmental Monitoring Program. KBM employees conduct training with these participants, who also accompany the entire technical scope and operation of the rock blasting activity. With this, volunteers are at the same time gaining knowledge and working with residents’ associations.

KBM implements a community complaints system called Audire, which is operated 24 hours per day by a third party. Community members and the public in general can submit comments, complaints or ask questions through a phone line, cell phone messenger service and app, or via email. A clear record is kept for each communication received, including follow-up or corrective action. The operation’s social team have a standard of replying to all community complaints within seven days.

Socio-economic development projects

KBM implements ongoing community-specific projects in each community co-designed to focus on the community’s development priorities, with the goal of preserving the cultural identity of the region and supporting community health and education. The projects are funded through the Integrar Program, which is divided into four areas:

•	Culture

•	Generation of work and income

•	Education

•	Environmental Education.

Examples of projects include actions related to the Social Progress Index of each community, such as in the areas of health and well-being, safety, women’s empowerment, and youth. The actions include basic computer classes, professional manicure courses, dance classes, functional training, barbering, and an environmental monitoring program in the eight nearby communities. Highlights include the school renovation in the Lagoa de Santo Antônio community; renovation of Gidalte School in Alto da Colina; and renovation of the Paracatu Municipal Hospital. KBM also supported a community nursery program being implemented by the Santa Rita community.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Other programs include the Local Supplier Prioritization Program; Supplier Training Program; Social Program with the Quilombola Community; Program for the Management of Archaeological, Historical, and Cultural Heritage; and Protection of Paracatu’s Springs.

20.4	Mine Closure Requirements and Costs

Regulatory Requirements

A conceptual mine closure plan is required for all mining projects and must follow the ANM Resolution 68 of April 30, 2021, which establishes rules regarding the Mine Closure Plan and COPAM Normative Deliberation 220 of March 21, 2018, which sets guidelines and procedures for mine closure and criteria for preparing the Mine Environmental Closure Plan. Mines are legally required to update their closure plans every five years or whenever there are updates to the mine plan.

Mine Closure Planning

The Kinross Mine Closure Standard requires mine closure plans be reviewed annually, and updated every three years, or sooner if there are material changes to the operation. KBM has a Conceptual Closure Plan (Plano Conceptual de Fechamento), compiled by WSP in 2024. The previous closure plan was compiled by consultants Environmental Resources Management Brazil in 2022.

KBM has held closure workshops every two years since 2019 to engage with and obtain stakeholder input into closure planning. These workshops include community leaders, community associations, and others.

Financial guarantees for mine closure are not mandatory in Brazil, however, ANM initiated a public consultation process in 2024 to support the implementation of regulations requiring financial guarantees for mine closure. Therefore, financial guarantees are expected to become mandatory in the future. KBM is well positioned to comply with these expected new legal requirements. KBM maintains a budget for mine closure and reviews the mine closure costs annually in accordance with the Kinross Mine Closure Standard. Progressive reclamation performed during the LOM is funded by the Mine’s operating cash flow. The conceptual Closure Plan projects LOM to 2031, but this may change depending on resource and reserve studies. The total closure cost in Current Value (CV) was stated as approximately US$293M, and this includes US$11M for long-term monitoring and maintenance (WSP, 2024).

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

The 2024 closure plan covers all affected areas including, but not limited to, the mine pit area, tailings dams, and ponds that are used to dispose of the sulphide concentrate. KBM is committed to implementing specific measures to safely close its facilities as described below. The closure plan was compiled in accordance with local legal requirements, Kinross internal procedures, and the ICMC. Paracatu is expected to cease operations in 2031 (WSP, 2024). The LOM may change due to fluctuations in gold prices, influencing final pit shape and quantities of waste rock and tailings.

KBM been proactive with progressive reclamation, reclaiming significant portions the site, notably with respect to the waste dumps. Much of the progressive reclamation efforts, including cover design and revegetation methods, has been carefully monitored and studied to facilitate further optimization and support full scale closure planning. The progressive reclamation is also supported by ongoing reclamation research.

KBM is considering several final land use options and notes that this must reflect the local socio-economic conditions and the objectives of the Company and external stakeholders including the community. Options are being considered around conservation and sustainable tourism, solar plants in some areas, golf club, and industrial use (WSP, 2024). There will be restricted use of some areas (sulphide mined areas, tailings dams, and specific ponds). The conceptual closure planning for key Mine infrastructure is summarized in Table 20-2 below.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Table 20-3: Conceptual closure planning

Mine area	Conceptual Closure Plan
Mine pit area

Oxidized or non-sulphide areas will be reclaimed by direct treatment of the surface (grading) and revegetation.

Sulphide-exposed areas will receive a cover of waste material and soil to act as a capillary break and limit acid mine generation.

A drainage system for controlling run-off water will be implemented and maintained until the reclaimed areas become stable.

A pit lake will be formed in the west part of the mine. After approximately 20 years, the pit will overflow.

As mentioned previously, studies are underway for in-pit tailings disposal. WSP has recommended the implementation of active treatment for the pit lake water, considering that the water may not meet legal limits. KBM is conducting ongoing studies on passive in-pit treatment and cover options.

Additionally, the mine must ensure residual flow maintenance of the Rico Stream, as established by the watercourse diversion granted by Ordinance No. 01997/2014. Depending on the pit lake water quality, evaluation of an alternative solution to ensure the residual flow of the stream, stipulated at 44 m³/h, is likely required.

West Dump

A 15 m bench will be constructed as the dump approaches final configuration, covering the pit lake fluctuation zone.

The slopes will be adjusted and the dump will be covered with compacted soil to mitigate acid generation.

The cover system design has been modelled and determined that a 3 m thickness should be sufficient.

Run-off will be directed to the pit lake.

The WRD will be revegetated.

Central Dump

After dewatering activities cease, a pit lake will form and will affect the east sector of the Central WRD.

The slopes will be adjusted and areas above water will be covered with compacted soil to mitigate acid generation, 3 m thickness is assumed.

A fluctuation zone bench will be constructed if necessary, with controlled granulometry and geochemistry; and specific design elements including slopes, composition, and configuration to be determined.

Surface drainage structures will be installed up to lake elevation.

Areas above water will be revegetated.

SATSF

Tailings deposition ceased in 2015 and reclamation and reprocessing of tailings started in 2016.

KBM has started reclamation of the dam wall and borrow areas, covered and revegetated 65% of the covered area, and completed the final drainage system on the embankment as per closure plans.

Field experiments were conducted in 2016 on the surface of the tailings to study cover thickness for closure. A 1.5 m cover of saprolite is currently planned to be placed over the tailings placed in the basins to reduce the risk of generating acid drainage.

The recovery and reprocessing of tailings (PSAT) were completed in December 2025, and now the area will be refilled with flotation tailings to later be covered with the capping system. A relief channel will be built to connect the PSAT and the barge ponds. The barge pond will be filled with soil and will have a channel connecting it to the landfill spillway. The ecological flow to the Santo Antônio Stream will be maintained, as will the passive treatment system, which treats the infiltration of the tailings landfill.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Mine area	Conceptual Closure Plan
ETSF

Closure and reclamation activities can only commence once mineral processing ceases.

The border areas, especially the zone upstream of the embankments, will have dry cover (saprolite cover).

A relief channel will be constructed to connect the pond to the permanent emergency spillway.

The tailings beach will be covered and revegetated as with SATSF.

The ecological flow to Eustáquio Creek will be maintained.

A surface drainage network will be installed on the downstream embankment faces.

The embankment faces and borrow areas will be revegetated.

Reclamation of the inactive borrow areas is already underway.

CIL Sulphide Concentrate Specific Tanks

The ponds require a special strategy for closure to prevent atmospheric exposure and potential acid generation.

The specific tanks that have not yet been closed will be covered and revegetated once they have reached capacity.

Tank 12 will be covered with flotation tailings or other inert material at the end of mine life and will be incorporated into the final tailings deposition within the ETSF. The area will be covered and revegetated in the same manner as the tailings beaches of the ESTF.

Studies from 2012 developed a cover design for specific pond closure considering a complex cover. It considered a trafficability layer of oxide material directly over the tailings, followed by a thin layer of coarse material (ground limestone or saprolite) to act as a capillary break, topped with a clay layer, followed by a layer of fine silt material. Finally, an organic soil would be placed on the top of the surface and selected grass and legume species would be planted. This concept is being reviewed by field experiments and engineering designs to optimize material requirements and cover execution.

To reduce the seepage and to prevent erosion, a drainage system to collect and divert run-off water will be installed. Periodic maintenance of surface drain systems and revegetation will be required for at least five years after the closure of the ponds.

Buildings and Ancillary Facilities	Any remaining buildings that would not be demolished, and ancillary facilities such as roads, power lines and pumps, will be offered to local Paracatu authorities for municipal use.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Mine area	Conceptual Closure Plan
Contaminated areas (around Rico and Rapadura Streams)	Management of contaminated areas may continue for years in parallel with the general rehabilitation and closure of the mine. Specific closure actions are still being investigated.

Source: KBM, 2020; WSP, 2024

Material risks or uncertainties that could significantly affect closure costs include:

•	Passive water management systems may not be sufficient to manage water quality discharges into the environment from the SATSF and ETSF. Active treatment may be required. The current costing allows for passive treatment only. Studies and tests on improvements of the system are ongoing.

•	After the Samarco and Brumadinho tailings embankment failures (which occurred in 2014 and 2019, respectively) regulatory requirements at the national and state levels around tailings embankment design for operation and closure have evolved considerably. Changing regulatory requirements may affect closure planning and costs for the TSFs and specific tanks.

•	Water quality in the pit lake that will form and eventually overflow is not well understood, and active treatment may be required to treat the water prior to discharge. As mentioned above, WSP also recommended the implementation of active treatment for the pit lake water in the 2024 mine closure plan. The cost implications will need to be better understood, and adjustments may be required to the current closure costing.

•	Management of contaminated areas (Rico and Rapadura Stream areas) is not included in the current closure cost estimate. This is because KBM anticipates completion of intervention (remediation measures) will be completed prior to operations ceasing. As noted in Section 20.1 above, when considering closure scenarios, area relinquishment, and future uses, it is still unclear how contaminant concentrations may change with the formation of a lake in the eastern pit sector and how this could alter current conditions in Rapadura Stream. The mine plan therefore includes the construction of a hydraulic barrier on the eastern pit lake to prevent poor-quality water from entering the Rapadura Stream.

•	KBM recently conducted studies to determine the preferred cover thickness for PAF material. PAF material will be covered by three metres of material and NAF will be covered by 1.5 m of material. It is not clear what thickness the current mine closure costing allows for.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

21.	CAPITAL AND OPERATING COSTS

21.1	Capital Costs

Remaining capital costs at Paracatu are primarily sustaining capital, which includes mine equipment (both equipment purchases and capitalized maintenance), the cost to expand tailings storage facilities, as well as other areas. Total capital costs are $654 million in real terms (Table 21-1).

Table 21-1: Capital estimate for LOM (January 1, 2026 forward)

Area	Capital (US$ million)
Mine Mobile Equipment	324
Tailings Storage Facilities	163
Processing Facilities	70
Mine Other	39
Site Infrastructure	25
Information Technology	6
Other	26
Total	654

Non-sustaining capital includes costs to raise the Eustaquio Tailings Storage Facility to 740 masl (Table 21-2).

Table 21-2: Annual non-sustaining capital cost estimate (January 1, 2026)

Year	Non-Sustaining Capitalized Stripping (US$ million)	Mobile Equipment Maintenance Non-Sustaining Capital (US$ million)	Other Non-Sustaining Capital (Tailings) (US$ million)
2026	-	-	$40.5
2027	-	-	$13.3
Total	-	-	$53.7

The annual sustaining cost estimate from January 1, 2026 forward is summarized in Table 21-3.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Table 21-3: Annual sustaining capital costs (January 1, 2026)

Year	Sustaining Capitalized Stripping (US$ million)	Mining Sustaining Capital (US$ million)	Mill Sustaining Capital (US$ million)	Tailings Sustaining Capital (US$ million)	Other Sustaining Capital (US$ million)
2026	-	$105.2	$24.2	$46.6	$18.0
2027	-	$86.1	$11.5	$0.9	$14.3
2028	-	$31.5	$12.6	$8.7	$8.6
2029	-	$43.5	$6.7	$29.6	$3.8
2030	-	$32.9	$6.2	$23.6	$4.6
2031	-	$38.1	$3.4	-	$3.5
2032	-	$14.0	$2.1	-	$1.6
2033	-	$11.0	$2.1	-	$0.8
2034	-	$1.8	$1.1	-	$1.5
Total	-	$364.0	$69.9	$109.3	$56.5

Estimate Basis – Sustaining Mobile Equipment Capital

Mobile equipment capital costs include fleet purchases, planned component replacements for major fleets, and the capitalized portion of maintenance spend for the mobile fleet.

Planned fleet purchases include some replacement capital over LOM, including two Epiroc Pit Viper 271 drills due to equipment life hours, purchasing two new CAT 793 trucks to support an optimized mine plan, three new Epiroc D65 drills, and other miscellaneous equipment.

Capitalized maintenance spend reflects a detailed maintenance cost forecast. This involves zero-based logic to calculate the timing of the key maintenance events over the life-of-mine. Key inputs include:

•	2026 opening balance component hours

•	Expected component life

•	Delivered component pricing

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

The maintenance model is predicated on a run-to-failure maintenance strategy, where work is assumed to reduce towards the end of the mine life, with no major capital component replacements in the final stages of the mine life. This is to ensure a more capital-efficient approach to the mine.

Estimate Basis – Mill Sustaining Capital

Capital spending in the mill is largely routine in nature without any major upgrades or replacements planned in the LOM. Routine spending includes planned equipment and component replacement to maintain the plant and deliver the planned availability.

Estimate Basis – Tailings Capital

The tailings capital estimate is primarily for dam raises to expand tailings capacity for the Mine. The ETSF dam will reach the planned final design crest up to an elevation of 740 masl in 2026.

In addition to the cost for ETSF construction, the tailings capital estimate also includes costs for construction of new Specific Tanks to store leach process tailings, and infrastructure installation in order commence flotation tailings deposition in the mined-out pit after completion of operations in ETSF.

The cost estimates are based on a combination of contractor quotes and site experience with construction of past dam raises. The main component of the costs is construction embankments with compacted earthfill, which is executed by contractors.

21.2	Operating Costs

Basis of Estimate – Operating Costs

The Paracatu LOM operating costs are split into five primary categories: Mining, Processing, Site Administration, Royalties, and Other. See Table 21-2 for a summary of the basis of estimate for these categories. Operating costs are estimated on a real basis, using January 1, 2026 dollars. Approximately 50% of LOM operating costs are based on the Brazilian Real, with the remaining 50% exposed to US Dollars. Labour rates are estimated using existing role profiles and labour rates at Paracatu, adjusted for 2026 dollars moving forward. Consumables prices generally reflect a combination of current pricing and near-term projections for some major global indices (i.e., caustic, ammonia, etc.), which have been provided by specialized third-party advisors.

Operating costs are well understood and accurately tracked. Unit-average operating costs for the LOM production schedule are shown in Table 21-4.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Table 21-4: Average operating cost estimate for LOM (January 1, 2026 forward)

Area	Unit	Cost[1]
Mining	US$/t mined[2]	$3.3
Mining	US$/t processed	$4.8
Processing	US$/t processed[3]	$5.0
Site Admin	US$M/year	$55

Notes:

1.	The costs are annual averages over the LOM.
2.	Excludes sustaining capital.
3.	Based on combined Plant 1 and Plant 2 costs, includes PET costs, excludes PSAT and sustaining capital costs.

Table 21-5 and Table 21-6 present the breakdown of the operating costs over the LOM. Table 21-7 summarizes the basis of estimate for operating costs.

Table 21-5: Unit operating costs over the LOM

Operating Cost	Unit	2026	2027	2028	2029	2030	2031	2032	2033	2034	LOM Average
Mining	US$/t mined	3.8	3.3	3.0	2.9	2.9	4.1	4.7	2.9	3.4	3.3
Processing (Mill)	US$/t processed	5.2	5.3	5.0	5.2	5.1	4.8	5.1	4.5	5.7	5.0
Site Admin	million US$/a	68	64	62	57	57	56	52	53	33	55
Royalties	US$/oz sold	70	70	79	73	65	65	65	84	97	74
Other	US$/oz sold	9.4	2.0	2.2	2.8	2.4	1.5	1.7	0.7	89.7	7.9

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Table 21-6: Total operating costs over the LOM

Operating Cost	Unit	2026	2027	2028	2029	2030	2031	2032	2033	2034	LOM 2026- 2034
Mining	US$ million/a	328	284	279	263	240	180	141	154	61	1,929
Processing (Mill)	US$ million/a	263	243	235	237	232	227	250	231	98	2,017
Site Admin	US$ million/a	68	64	62	57	57	56	52	53	33	502
Royalties	US$ million/a	38	34	37	27	27	31	22	28	14	256
Other	US$ million/a	6	1	1	1	1	1	1	0	20	31

Table 21-7: Basis of estimate – operating costs

Operating Cost Category	Estimate Basis
Mining

Developed from first principles by:

•     Developing a detailed mining plan schedule

•     Defining a haulage network (specific to the detailed mine plan) and generating truck hours based on travel distance, speed, and fixed non-travel time

•     Applying key cost parameter inputs such as:

o       Input prices (diesel, blasting consumables, and tires) from existing site contracts

o       Productivity – rates have been baselined to existing productivity rates on-site.

o      Headcounts – fitted to the scale of the mine (i.e., fewer operator and non-operator positions would be required as the mining rate decreases)

o       Fuel burn rates – based on expected life-of-mine fuel burn rates, by fleet, and baselined to actual levels.

o       Maintenance costs, calculated from a zero-based maintenance model (tracks and schedules maintenance events for each piece of equipment at the site by operating hours)

o       Other inputs, such as tire life and drill consumables – based on existing site strategy and experience

The increase in Paracatu’s operating costs in 2026 is driven primarily by higher drill and blast expenses, relating to a phase which requires tighter controls, modified blast designs, additional monitoring, and operational restrictions due to proximity to the property boundary—all of which increase cost per tonne mined.

As mining progresses beyond this zone, costs normalize in 2027–2029, supported by improved ore access, reduced drilling and blasting restrictions, and overall better mining productivity consistent with historical performance.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Operating Cost Category	Estimate Basis
Processing

Estimation methodology varied by cost component, but primarily built from first principles, relying on a combination of:

•      Knowledge from existing operations

•      Laboratory testing

•      Energy consumption estimates per motor

•      Mass and water balance

Major categories include the following, which collectively result in a processing cost estimate:

•      Power. In 2018, Kinross acquired two hydroelectric facilities, which are operated by Kinross and supply approximately 70% of the mine’s power over the LOM. These come at a favourable power rate, which leads to lower processing operating costs.

•      Consumables (i.e., liner, grinding balls)

•      Reagents

•      Labour

•      Maintenance

•      Water

•      Laboratory

•      Plant admin

Site Administrative

Bottom-up approach applying labour and other costs to various areas, including:

•      Administration (finance, supply chain, security, IT, HR, etc.)

•      Insurance

•      Health, safety, and environment:

•      Training

•      Site services

Royalties	This category captures royalties paid by the mine: • State Royalty (1.5% Au revenue, 2.0% Ag revenue) • Landowners Royalty (0.75% Au applicable revenue)
Other	This category captures all operating costs not considered in the three categories above, including: • World Gold Council Fee • Refining and Shipping • VAT paid • Import IMF paid • Capacity Building

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

22.	ECONOMIC ANALYSIS

Under NI 43-101 rules, a producing issuer may exclude the information required for Item 22 – Economic Analysis on properties currently in production, unless the Technical Report prepared by the issuer includes a material expansion of current production. Kinross is a producing issuer, the Paracatu Mine is currently in production, and a material expansion is not included in the current LOM plans. Kinross has carried out an economic analysis of the Mine using the estimates presented in this report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

23.	ADJACENT PROPERTIES

There are no other producing mines near the Paracatu Mine. There are undeveloped gold showings in the vicinity of Paracatu, but they have not proven to be viable exploration targets.

No reliance was placed on any information from adjacent properties in the estimation and preparation of the resources and reserves reported in this Technical Report. Adjacent properties are therefore not deemed material to this report.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

24.	OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

25.	INTERPRETATION AND CONCLUSIONS

•	Paracatu is viewed as a long-term strategic asset for Kinross.

•	The Morro do Ouro deposit is a metamorphic gold system with finely disseminated gold mineralization hosted within metasedimentary rocks.

•	There is a good understanding of the geology and the nature of gold mineralization at the Project. The model represents the support data well, and is developed using appropriate resolution.

•	The Mineral Resource estimate is of sufficient quality to support public disclosure and has been prepared using best practice guidelines.

•	The current Mineral Reserves support the LOM until 2034.

•	The mining operation demonstrates a high level of maturity, with well-established processes for reserve estimation, mine design, and production planning. The methodologies applied (e.g., Deswik scheduling, NPV optimization) are consistent with industry best practices.

•	The integration of updated mineralogical data, real-time clay classification, and continuous hardness monitoring establishes a robust framework for optimizing the Paracatu processing circuit. These measures improve recovery, reduce variability, and support long-term operational efficiency.

•	KBM maintains consistent social engagement efforts and implements projects in line with community needs.

•	KBM conducts regular water quality and acid rock drainage management practice reviews, with the assistance of third-party specialists. KBM regularly conducts follow-up test work and updates the operation’s practices in accordance with the findings of these reviews.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

26.	RECOMMENDATIONS

1.	Continue to evaluate opportunities to strategically stockpile lower-grade material and optimize processing schedules under scenarios of higher metal prices, aiming to support Mineral Reserve growth and extend the LOM without lowering cut-off grades.

2.	Investigate the significant resource base given elevated metal prices.

3.	Continue maintaining the environmental and social management systems and procedures to comply with legal requirements and update the closure plan as needed.

4.	Continue social engagement and projects in line with community needs.

5.	Continue to conduct regular water quality and acid rock drainage management practice reviews and implement improvements to water quality management practices in alignment with the recommendations compiled during these reviews.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

27.	REFERENCES

Arcadis, 2025. Atualizacao Da Avaliação De Risco A Saúde Humana – Corrego Rico.

Arcadis, 2022. Atualizacao Do Plano De Intervenção – Áreas Declaras Dos Córregos Rico e Rapadura.

CIM, 2014. Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions, Adopted by CIM Council on May 10, 2014.

CIM, 2019. CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines, adopted by the CIM Council on November 29, 2019.

Deutsch C. Practical unfolding for geostatistical modeling of vein-type and complex tabular mineral deposits. 2005, 197 -202

François-Bongarçon, D. 2005, Study of Sampling Protocols and Ore Heterogeneity, Rio Paracatu Mining (RPM), Rio Paracatu Gold Mine, Agoratek International, internal report.

Golder Associates, 2018a. Central and Ex-Pit waste dump design report.

Golder Associates Brasil Consultoria e Projetos Ltda., 2018b. Estudo de Impacto Ambiental (EIA) do Projeto Otimização da Mina Morro do Ouro, em Paracatu (MG). May 2018.

Golder Associates Brasil Consultoria e Projetos Ltda., 2018c. Plano de Controle Ambiental (PCA) do Projeto Optimização da Mina Morro do Ouro, em Paracatu (MG). May 2018.

Kinross, 2020. Paracatu Mine, Brazil, National Instrument 43-101 Technical Report, prepared for Kinross Gold Corporation by J. Sims. Effective Date March 10, 2020.

Kinross, 2023. Kinross – Characterization Report - RT LCT- 003-23 001 KINROSS Rev1.pdf

Kinross, 2024a. Technical Report on the Implementation of Mitigation Measures.

Kinross, 2024b. Environmental Monitoring Report, Kinross Paracatu. Groundwater January to March 2024.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Kinross, 2024c. Environmental Monitoring Report, Kinross Paracatu. Groundwater April to June 2024.

Kinross, 2024d. Environmental Monitoring Report, Kinross Paracatu. Groundwater July to September 2024.

Kinross, 2024e. Environmental Monitoring Report, Kinross Paracatu. Groundwater October to December 2024.

Kinross, 2024f. Environmental Monitoring Report, Kinross Paracatu. Surface Water January to March 2024.

Kinross, 2024g. Environmental Monitoring Report, Kinross Paracatu. Surface Water April to June 2024.

Kinross, 2024h. Environmental Monitoring Report, Kinross Paracatu. Surface Water July to September 2024.

Kinross, 2024i. Environmental Monitoring Report, Kinross Paracatu. Surface Water October to December 2024.

Kinross, 2025a. Environmental Monitoring Report, Kinross Paracatu. Groundwater January to March 2025.

Kinross, 2025b. Environmental Monitoring Report, Kinross Paracatu. Groundwater April to June 2025.

Kinross, 2025c. Environmental Monitoring Report, Kinross Paracatu. Groundwater July to September 2025.

Kinross, 2025d. Environmental Monitoring Report, Kinross Paracatu. Surface Water January to March 2025.

Kinross, 2025e. Environmental Monitoring Report, Kinross Paracatu. Surface Water April to June 2025.

Kinross, 2025f. Environmental Monitoring Report, Kinross Paracatu. Surface Water July to September 2025.

Knight Piésold, 2015. Paracatu Mine Closure Plan.

Knight Piésold, 2015. Paracatu Pit Slope Stability Evaluation.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Knight Piésold, 2018. Feasibility Design for Ex-Pit Waste Pile.

Knight Piésold, 2019. Safety and Integrity of the Tailings Dams at Paracatu.

Midgard Environmental Services, 2025. Executive Summary – November 2024 KPM Site Visit and Geochemical Review.

Oliver, N.H.S.; Thomson, B.; Freitas-Silva, F.H.; Holcombe, R.J.; Rusk, B.; Almeida, B.S.; Faure, K.; Davidson, G.R.; Esper, E.L.; Guimarães, P.J.; Dardenne, M.A., 2015. Local and regional mass transfer during thrusting, veining, and boudinage in the genesis of the giant shale-hosted Paracatu Gold Deposit, Minas Gerais, Brazil. Economic Geology, v. 110, p. 1803-1834.

Oliver, N.H.S.; Thomson, B.; Freitas-Silva, F.H.; Holcombe, R.J.; 2021. The Low-Grade, Neoproterozoic, Vein-Style, Carbonaceous Phyllite-Hosted Paracatu Gold Deposit, Minas Gerais, Brazil. SEG Special Publications, no. 23, pp. 101–120.

Rodrigues, J.B., Pimentel, M.M., Dardenne, M.A. and Armstrong, R.A., 2010. Age, provenance and tectonic setting of the Canastra and Ibiá Groups (Brasília Belt, Brazil): Implications for the age of a Neoproterozoic glacial event in central Brazil. Journal of South American Earth Sciences.

RPA, 2012. Mineral Resource and Mineral Reserve Audit of the Paracatu Gold Mine, Minas Gerais, Report by Luke Evans and Rick Lambert. July 11, 2012, 109 p.

WSP, 2024. Plano Conceitual de Fechamento de Mina Morro do Ouro.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

28.	DATE AND SIGNATURE PAGE

This Technical Report entitled “Paracatu Mine, State of Minas Gerais, Brazil National Instrument 43-101 Technical Report” with an effective date of December 31, 2025 was prepared by the following authors:

(Signed and Sealed) Nicos Pfeiffer

Nicos Pfeiffer, P.Geo.
Vice President, Geology & Technical Evaluations
March 26, 2026

(Signed and Sealed) Agung Prawasono

Agung Prawasono, P.Eng.
Sr. Director, Mine Planning
March 26, 2026

(Signed and Sealed) Yves Breau

Yves Breau, P.Eng.
Vice President, Metallurgy & Engineering
March 26, 2026

(Signed and Sealed) Graham Long

Graham Long, P.Geo.
Vice President, Exploration
March 26, 2026

(Signed and Sealed) Jacob Brown

Jacob Brown, SME (RM)
Sr. Director, Resource & Mine Geology
March 26, 2026

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

(Signed and Sealed) Mark Hannay

Mark Hannay, P. Eng.
Vice President, Strategic Planning & Business Performance Management
March 26, 2026

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

29.	CERTIFICATE OF QUALIFIED PERSON

29.1	Nicos Pfeiffer

I, Nicos Pfeiffer, P.Geo., as an author of this report entitled “Paracatu Mine, State of Minas Gerais, Brazil National Instrument 43-101 Technical Report” with an effective date of December 31, 2025, prepared for Kinross Gold Corporation, do hereby certify that:

1)	I am Vice President, Geology & Technical Evaluations and Company QP with Kinross Gold Corporation of 25 York Street, 17th floor, Toronto, Ontario.

2)	I am a graduate of Carleton University, Ottawa, Ontario in 2009 with an Honours B.Sc. Earth Science.

3)	I am registered as a Professional Geologist in the Province of Ontario (Reg# 2354). I have over 15 years of mining industry experience. My relevant experience for the purpose of the Technical Report is:

o	Domestic and international experience in both underground and open pit operational geology roles as well as exploration and resource estimation.

o	Experience leading multi-disciplinary technical teams in both a corporate and operational capacity.

4)	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5)	I last visited the Paracatu Mine on 19 – 20 August, 2025.

6)	I am responsible for Sections 3-6, 20, 23, 24, and relevant portions of 1, 2, 25, 26, and 27 of the Technical Report.

7)	I am not independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8)	I have had prior involvement with the property that is the subject of the Technical Report in my role with Kinross Gold Corporation.

9)	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

10)	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated 26th day of March, 2026

(Signed and Sealed) Nicos Pfeiffer

Nicos Pfeiffer, P.Geo.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

29.2	Agung Prawasono

I, Agung Prawasono, P.Eng., as an author of this report entitled “Paracatu Mine, State of Minas Gerais, Brazil National Instrument 43-101 Technical Report” with an effective date of December 31, 2025, prepared for Kinross Gold Corporation, do hereby certify that:

1)	I am Senior Director, Mine Planning with Kinross Gold Corporation of 25 York Street, 17th floor, Toronto, Ontario.

2)	I am a graduate of UPN “Veteran” Yogyakarta, Indonesia in 1999 with a Mining Engineer Degree.

3)	I am a Professional Engineer in Professional Engineers Ontario (No. 1005533117). I have worked as a mining engineer for a total of 26 years since my graduation. My relevant experience for the purpose of the Technical Report is:

o	A total of 26 years experience in resource optimization related works that includes mine designs and mine planning for precious and base metal operations and projects in Indonesia, India, Africa, North America, and South America.

4)	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5)	I last visited the Paracatu Mine on 21 – 24 July, 2025.

6)	I am responsible for Sections 15 and 16 and relevant portions of 1, 2, 25, 26, and 27 of the Technical Report.

7)	I am not independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8)	I have had prior involvement with the property that is the subject of the Technical Report in my role with Kinross Gold Corporation.

9)	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

10)	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated 26th day of March, 2026

(Signed and Sealed) Agung Prawasono

Agung Prawasono, P.Eng.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

29.3	Yves Breau

I, Yves Breau, P.Eng., as an author of this report entitled “Paracatu Mine, State of Minas Gerais, Brazil National Instrument 43-101 Technical Report” with an effective date of December 31, 2025, prepared for Kinross Gold Corporation, do hereby certify that:

1)	I am Vice President, Metallurgy & Engineering with Kinross Gold Corporation, of 25 York Street, 17th Floor, Toronto, Ontario, M5J 2V5.

2)	I am a graduate of University of Laval, Québec City in 1997 with a B.Sc. in Materials and Metallurgy Engineering.

3)	I am registered as a Professional Engineer in the Province of Ontario (Reg.# 100194755). I have worked as an engineer for a total of 26 years since my graduation. My relevant experience for the purpose of the Technical Report is:

o	My work experience has included multiple operations roles from metallurgist to process manager and multiple mining company corporate roles from manager to Vice-President.

o	In my roles in operations and corporate, I have completed many studies related to gold mineral processing.

4)	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5)	I last visited the Paracatu Mine on 20 – 24 October, 2025.

6)	I am responsible for Sections 13, 17, 18, 19, and relevant portions of 1, 2, 25, 26, and 27 of the Technical Report.

7)	I am not independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8)	I have had prior involvement with the property that is the subject of the Technical Report in my role with Kinross Gold Corporation.

9)	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

10)	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated 26th day of March, 2026

(Signed and Sealed) Yves Breau

Yves Breau, P.Eng.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

29.4	Graham Long

I, Graham Long, P.Geo., as an author of this report entitled “Paracatu Mine, State of Minas Gerais, Brazil National Instrument 43-101 Technical Report” with an effective date of December 31, 2025, prepared for Kinross Gold Corporation, do hereby certify that:

1)	I am Vice President, Exploration with Kinross Gold Corporation of 25 York Street, 17th floor, Toronto, Ontario.

2)	I am a graduate of Concordia University, Montreal in 1988 with a B.Sc. Specialization in Geology.

3)	I am a Professional Geologist registered with the Ordre des Géologues du Québec (OGQ, [No. 01030]) and the Northwest Territories and Nunavut Association of Professional Engineers and Geoscientists (NAPEG, [No. L2076]). I have worked as a geologist for a total of 36 years since my graduation. My relevant experience for the purpose of the Technical Report is:

o	Experience in domestic and international work in exploring orebodies from surface and underground. I have experience in both open pit and underground mining.

4)	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5)	I last visited the Paracatu Mine on 13 June, 2025.

6)	I am responsible for Sections 7, 8, 9 ,10, and relevant portions of 1, 2, 25, 26, and 27 of the Technical Report.

7)	I am not independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8)	I have had prior involvement with the property that is the subject of the Technical Report in my role with Kinross Gold Corporation.

9)	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

10)	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated 26th day of March, 2026

(Signed and Sealed) Graham Long

Graham Long, P.Geo.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

29.5	Jacob Brown

I, Jacob Brown, SME (RM), as an author of this report entitled “Paracatu Mine, State of Minas Gerais, Brazil National Instrument 43-101 Technical Report” with an effective date of December 31, 2025, prepared for Kinross Gold Corporation, do hereby certify that:

1)	I am Senior Director, Resource and Mine Geology with Kinross Gold Corporation of 25 York Street, 17th floor, Toronto, Ontario.

2)	I am a graduate of University of Northern Colorado, Colorado in 2012 with a Geology Degree, and an MBA in 2024 from the same university.

3)	I am a Registered Member of the Society for Mining, Metallurgy & Exploration (No. 04293143). I have worked as a geologist for a total of 13 years since my graduation. My relevant experience for the purpose of the Technical Report is:

o	Domestic and international experience across North America, South America and Africa. Experienced in performing and being directly responsible for multidisciplinary teams including open pit mine geology, underground mine geology, resource estimation, exploration, short- and long-range mine planning.

4)	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5)	I last visited the Paracatu Mine on 01 – 04 April 2025.

6)	I am responsible for Sections 11, 12, 14, and relevant portions of 1, 2, 25, 26, and 27 of the Technical Report.

7)	I am not independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8)	I have had prior involvement with the property that is the subject of the Technical Report in my role with Kinross Gold Corporation.

9)	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

10)	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated 26th day of March, 2026

(Signed and Sealed) Jacob Brown

Jacob Brown, SME (RM)

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

29.6	Mark Hannay

I, Mark Hannay, P.Eng., as an author of this report entitled “Paracatu Mine, State of Minas Gerais, Brazil National Instrument 43-101 Technical Report” with an effective date of December 31, 2025, prepared for Kinross Gold Corporation, do hereby certify that:

1)	I am Vice President, Strategic Planning & Business Performance Management with Kinross Gold Corporation, of 25 York Street, 17th Floor, Toronto, Ontario, M5J 2V5.

2)	I am a graduate of Queen’s University, Kingston in 2012 with a B.Sc. in Mathematics & Engineering.

3)	I am registered as a Professional Engineer in the Province of Ontario (Reg.# 100602367). I have worked as an engineer for a total of 13 years since my graduation. My relevant experience for the purpose of the Technical Report is:

o	My work experience has included multiple mine project studies. This includes operating cost modelling, mine optimization oversight, engineering & capital cost reviews, capital cost estimation, and modelling reviews.

o	In my roles, I have had exposure to multiple open pit and underground projects, spanning from pre-development through to closure estimation.

4)	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5)	I last visited the Paracatu Mine on 20 – 24 October, 2025.

6)	I am responsible for Sections 21 and 22, and relevant portions of 1, 2, 25, 26, and 27 of the Technical Report.

7)	I am not independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8)	I have had prior involvement with the property that is the subject of the Technical Report in my role with Kinross Gold Corporation.

9)	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

10)	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated 26th day of March, 2026

(Signed and Sealed) Mark Hannay

Mark Hannay, P.Eng.

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

30.	Appendix 1

30.1	Paracatu Mineral Tenure

Table 30-1: Paracatu mineral tenure list

Mineral Right No.	Licence Type	Requested Date	Granted Date	Expiry Date	Area (ha)	Status
830.594/2015	Exploration Permit	2015-03-16			1,029.84	In Application
832.080/2015	Exploration Permit	2015-08-10			986.43	In Application
831.103/2020	Exploration Permit	2020-08-24			30.83	In Application
830.615/2005	Exploration Permit	2024-03-18	2023-11-14	2026-11-14	657.98	Active
831.945/2005	Exploration Permit	2005-08-22	2009-03-23	2012-03-23	1,366.63	In Renewal
830.138/2006	Exploration Permit	2024-03-18	2023-11-14	2026-11-14	191.02	Active
831.704/2007	Exploration Permit	2024-12-02	2024-09-30	2027-09-30	387.27	Active
831.397/2015	Exploration Permit	2015-06-02	2024-08-08	2027-08-08	383.08	Active
830.364/2018	Exploration Permit	2018-02-27	2022-10-03	2025-10-03	411.86	In Renewal
831.342/2019	Exploration Permit	2019-10-24	2024-07-30	2027-07-30	1,137.40	Active
831.343/2019	Exploration Permit	2019-10-24	2024-07-30	2027-07-30	1,533.79	Active
831.344/2019	Exploration Permit	2019-10-24	2024-07-30	2027-07-30	1,713.53	Active
831.345/2019	Exploration Permit	2019-10-24	2024-07-30	2027-07-30	577.62	Active
831.346/2019	Exploration Permit	2019-10-24	2024-07-30	2027-07-30	1,838.51	Active
831.347/2019	Exploration Permit	2019-10-24	2024-07-30	2027-07-30	1,888.37	Active
831.348/2019	Exploration Permit	2019-10-24	2024-07-30	2027-07-30	1,914.57	Active
831.349/2019	Exploration Permit	2019-10-24	2024-07-30	2027-07-30	1,930.53	Active
831.350/2019	Exploration Permit	2019-10-24	2024-08-08	2027-08-08	1,945.63	Active
831.351/2019	Exploration Permit	2019-10-24	2024-07-23	2027-07-23	1,930.67	Active
831.352/2019	Exploration Permit	2019-10-24	2024-07-23	2027-07-23	1,924.46	Active
831.353/2019	Exploration Permit	2019-10-24	2024-07-23	2027-07-23	1,950.70	Active
831.354/2019	Exploration Permit	2019-10-24	2024-07-23	2027-07-23	1,991.99	Active

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Mineral Right No.	Licence Type	Requested Date	Granted Date	Expiry Date	Area (ha)	Status
831.355/2019	Exploration Permit	2019-10-24	2024-07-23	2027-07-23	1,986.29	Active
831.356/2019	Exploration Permit	2019-10-24	2024-07-23	2027-07-23	1,990.38	Active
831.357/2019	Exploration Permit	2019-10-24	2024-07-23	2027-07-23	918.91	Active
831.358/2019	Exploration Permit	2019-10-24	2024-08-08	2027-08-08	1,894.20	Active
831.359/2019	Exploration Permit	2019-10-24	2024-08-08	2027-08-08	1,935.33	Active
831.360/2019	Exploration Permit	2019-10-24	2024-08-14	2027-08-14	1,929.80	Active
831.361/2019	Exploration Permit	2019-10-24	2024-08-14	2027-08-14	1,924.56	Active
831.362/2019	Exploration Permit	2019-10-24	2024-08-14	2027-08-14	1,915.38	Active
831.363/2019	Exploration Permit	2019-10-24	2024-08-14	2027-08-14	1,956.90	Active
831.364/2019	Exploration Permit	2019-10-24	2024-08-14	2027-08-14	1,951.52	Active
831.365/2019	Exploration Permit	2019-10-24	2024-08-14	2027-08-14	1,953.24	Active
831.366/2019	Exploration Permit	2019-10-24	2024-08-14	2027-08-14	434.38	Active
831.367/2019	Exploration Permit	2019-10-24	2024-08-14	2027-08-14	1,898.96	Active
831.368/2019	Exploration Permit	2019-10-24	2024-08-14	2027-08-14	1,956.95	Active
831.369/2019	Exploration Permit	2019-10-24	2024-08-14	2027-08-14	1,949.26	Active
831.370/2019	Exploration Permit	2019-10-24	2024-08-14	2027-08-14	1,956.33	Active
831.371/2019	Exploration Permit	2019-10-24	2024-08-22	2027-08-22	1,579.77	Active
831.372/2019	Exploration Permit	2019-10-24	2024-07-30	2027-07-30	1,471.11	Active
831.373/2019	Exploration Permit	2019-10-24	2024-08-08	2027-08-08	1,514.19	Active
831.374/2019	Exploration Permit	2019-10-24	2024-07-30	2027-07-30	613.83	Active
831.375/2019	Exploration Permit	2019-10-24	2024-07-30	2027-07-30	1,585.75	Active
831.376/2019	Exploration Permit	2019-10-24	2024-07-30	2027-07-30	712.23	Active
831.377/2019	Exploration Permit	2019-10-24	2024-08-20	2027-08-20	531.66	Active
831.378/2019	Exploration Permit	2019-10-24	2024-08-22	2027-08-22	206.75	Active
831.379/2019	Exploration Permit	2019-10-24	2024-08-20	2027-08-20	1,049.97	Active
831.380/2019	Exploration Permit	2019-10-24	2024-08-22	2027-08-22	988.74	Active
831.381/2019	Exploration Permit	2019-10-24	2024-09-09	2027-09-09	1,358.68	Active

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Mineral Right No.	Licence Type	Requested Date	Granted Date	Expiry Date	Area (ha)	Status
831.492/2019	Exploration Permit	2019-11-21	2024-07-30	2027-07-30	1,798.38	Active
831.494/2019	Exploration Permit	2019-11-21	2024-07-30	2027-07-30	1,758.90	Active
831.495/2019	Exploration Permit	2019-11-21	2024-08-08	2027-08-08	1,511.64	Active
831.496/2019	Exploration Permit	2019-11-21	2024-08-22	2027-08-22	529.91	Active
831.497/2019	Exploration Permit	2019-11-21	2024-08-08	2027-08-08	699.55	Active
831.498/2019	Exploration Permit	2019-11-21	2024-08-14	2027-08-14	1,800.98	Active
831.499/2019	Exploration Permit	2019-11-21	2024-08-14	2027-08-14	1,724.58	Active
831.500/2019	Exploration Permit	2019-11-21	2024-08-20	2027-08-20	1,517.23	Active
831.501/2019	Exploration Permit	2019-11-21	2024-08-20	2027-08-20	1,495.01	Active
831.502/2019	Exploration Permit	2019-11-21	2024-08-20	2027-08-20	1,399.94	Active
831.503/2019	Exploration Permit	2019-11-21	2024-08-22	2027-08-22	988.61	Active
831.504/2019	Exploration Permit	2019-11-21	2024-08-22	2027-08-22	484.64	Active
831.505/2019	Exploration Permit	2019-11-21	2024-08-22	2027-08-22	1,523.65	Active
831.506/2019	Exploration Permit	2019-11-21	2024-08-22	2027-08-22	1,534.86	Active
831.507/2019	Exploration Permit	2019-11-21	2024-08-22	2027-08-22	941.33	Active
831.508/2019	Exploration Permit	2019-11-21	2024-08-22	2027-08-22	1,533.26	Active
860.767/2019	Exploration Permit	2019-10-24	2020-06-10	2028-10-01	1,993.58	Active
860.768/2019	Exploration Permit	2019-10-24	2020-03-05	2028-10-01	1,968.86	Active
860.769/2019	Exploration Permit	2019-10-24	2020-03-05	2028-10-01	1,073.16	Active
860.770/2019	Exploration Permit	2019-10-24	2020-06-10	2028-09-24	1,906.52	Active
860.771/2019	Exploration Permit	2019-10-24	2020-03-05	2028-10-01	1,924.19	Active
860.772/2019	Exploration Permit	2019-10-24	2020-03-05	2028-10-01	1,932.03	Active
830.741/2020	Exploration Permit	2020-06-26	2024-07-23	2027-07-23	1,885.74	Active
830.742/2020	Exploration Permit	2020-06-26	2024-07-23	2027-07-23	1,896.11	Active
830.743/2020	Exploration Permit	2020-06-26	2024-07-23	2027-07-23	1,895.41	Active
830.744/2020	Exploration Permit	2020-06-26	2024-07-23	2027-07-23	626.31	Active
830.745/2020	Exploration Permit	2020-06-26	2024-07-23	2027-07-23	1,758.24	Active

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Mineral Right No.	Licence Type	Requested Date	Granted Date	Expiry Date	Area (ha)	Status
830.746/2020	Exploration Permit	2020-06-26	2024-07-23	2027-07-23	950.18	Active
830.747/2020	Exploration Permit	2020-06-26	2024-07-23	2027-07-23	1,768.62	Active
830.748/2020	Exploration Permit	2020-06-26	2024-07-23	2027-07-23	1,865.48	Active
830.749/2020	Exploration Permit	2020-06-26	2024-07-23	2027-07-23	375.10	Active
830.750/2020	Exploration Permit	2020-06-26	2024-07-23	2027-07-23	1,181.35	Active
830.751/2020	Exploration Permit	2020-06-26	2024-07-23	2027-07-23	626.84	Active
830.843/2020	Exploration Permit	2020-07-10	2024-08-14	2027-08-14	48.62	Active
831.113/2021	Exploration Permit	2021-06-14	2024-08-20	2027-08-20	1,010.57	Active
831.115/2021	Exploration Permit	2021-06-14	2024-08-22	2027-08-22	587.49	Active
831.116/2021	Exploration Permit	2021-06-14	2024-08-20	2027-08-20	393.53	Active
832.733/2021	Exploration Permit	2021-11-25	2024-08-08	2027-08-08	1,745.86	Active
832.214/2022	Exploration Permit	2022-10-13	2023-04-17	2026-04-17	1,911.99	Active
832.560/2024	Exploration Permit	2024-12-05	2025-06-18	2028-06-18	997.32	Active
830.742/2005	Mining Application	2005-04-04			306.70	In Application
831.358/2005	Mining Application	2005-06-13			112.95	In Application
831.892/2005	Mining Application	2005-08-17			0.97	In Application
830.140/2006	Mining Application	2006-01-24			15.11	In Application
800.005/1975	Mining Lease	1975-01-02	1995-06-22		430.40	Replaced by 931.299/2009
830.241/1980	Mining Lease	1980-03-11	1985-08-09		827.56	Replaced by 931.299/2009
832.225/1993	Mining Lease	1993-06-21	2009-05-04		210.57	Replaced by 931.299/2009
832.228/1993	Mining Lease	1993-06-21	2009-05-13		402.23	Replaced by 931.299/2009
830.907/1999	Mining Lease	1999-05-17	2007-03-06		45.88	Replaced by 931.299/2009
931.299/2009	Mining Concession	2009-05-19	2010-03-25		1,916.64	Grouped Mining Lease

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